Form 40-F
period 2024-06-30
SolarBank Corp
filed 2024-10-01
CIK 2011053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024	Commission File Number: 001-41976

SOLARBANK CORPORATION

(Exact name of Registrant as specified in its charter)

Ontario, Canada	221114	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2

Canada

(416) 494-9559

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42 Street, 18 Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered:
Common Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 27,191,075

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financials statements of the registrant included in the filing reflect correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTRODUCTORY INFORMATION

Solarbank Corporation (the “Company” or “Solarbank”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the and the Nasdaq Global Market (“Nasdaq”) under the trading symbol “SUUN”.

In this annual report, references to “we”, “our”, “us”, the “Company” or “Solarbank”, mean Solarbank Corporation and its wholly-owned subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollar and references to “U.S. dollars” or “US$” are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2024, together with the report thereon of the independent registered public accounting firm	99.4
Management’s Discussion and Analysis of the Company for the year ended June 30, 2024 (the “MD&A”)	99.5
Annual Information Form of the Company for the year ended June 30, 2024 (the “AIF”)	99.6

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the AIF for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS “), as issued by the International Accounting Standards Board (the “IASB”), which differ in certain respects from United States generally accepted accounting principles (“US GAAP “) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 28, 2024 (being the last business day before the year ended June 30, 2024) was U.S.$1.00 = Cdn.$1.3687 and on September 27, 2024 was U.S.$1.00 = [   ], in each case based upon the daily average exchange rate as published by the Bank of Canada .

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

A. Certifications

The required disclosure is included in Exhibits 99.1, 99.2, and 99.3 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Rate is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by our principal executive officer (the “CEO”) and principal financial officer (the “CFO”). Based upon that evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the design and operation of our disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Company files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.

Regardless of how well the disclosure controls and procedures are designed, such controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

C. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report is not required to include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

However, as disclosed in the Company’s MD&A, in connection with the Company’s reporting obligations in Canada, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation management identified two significant deficiencies: (i) current staffing levels within the financial reporting team may not fully meet the demands required for timely and accurate financial reporting, and (ii) the need to establish a formalized review processes for large or complex transactions. To address these deficiencies the Company intends to increase the size of its accounting and financial reporting teams to ensure sufficient resources are available to meet reporting requirements. In addition, management will engage third-party consultants, where necessary, to assist with the review of complex transactions and ensure compliance with IFRS. These actions are expected to strengthen the Company’s internal controls and enhance its financial reporting going forward. The impact of these deficiencies were not material to the results in the Company’s financial statements and no material weakness was identified. The Company has made adjustments to its internal accounting procedures to ensure these deficiencies do not occur in future periods. As a result, despite the deficiency identified, based on its assessment, management believes that, as of June 30, 2024, the Company’s internal control over financial reporting is effective.

D. Attestation Report of the Registered Public Accounting Firm

Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. Solarbank qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

E. Changes in Internal Control over Financial Reporting

Except as disclosed above under “C. Management’s Annual Report on Internal Control over Financial Reporting”, during the year ended June 30, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

Our Board has established an Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements (the “Audit Committee”).

The Audit Committee is comprised of Paul Pasalic, Paul Sparkes and Chelsea Nickles. Our Board has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board of Directors of the Company/a has determined that the Chair of the Audit Committee, Paul Pasalic, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F and is “independent”, under the applicable listing rules of NASDAQ. The SEC has indicated that the designation of each of and as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. See the section entitled “Audit Committee “ in the Company’s AIF, which is filed as Exhibit 99.6 to this Annual Report, for additional details on Mr. Pasalic’s experience relevant to his designation as an “audit committee financial expert.”

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law. Between scheduled Audit Committee meetings, the Audit Committee Chair, on behalf of the Audit Committee, is authorized to pre-approve any audit or non-audit services and engagement fees and terms up to Cdn$50,000. At the next Audit Committee meeting, the Audit Committee Chair shall report to the Audit Committee any such pre-approval given.

PRINCIPAL ACCOUNTING FEES AND SERVICES

ZH CPA, LLC, acted as the Company’s Independent Registered Public Accounting Firm (PCAOB ID No. 6413) for the fiscal year ended June 30, 2024.

See the section entitled “Audit Committee - External Auditor Service Fees” in the Company’s AIF, which is filed as Exhibit 99.6 to this Annual Report, for the total amount billed to the Company by ZH CPA, LLC for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.1

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at June 30, 2024:

	Total	Less than one year	1-3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$4,827,398	$448,229	$925,426	$967,058	$2,486,685

Operating Lease Obligations	1,525,052	218,013	350,493	207,638	748,908

Purchase Obligations	8,032,674	8,032,674	-	-	-

Loan Payable	1,309,844	1,309,844

Other Long-term Liabilities	431,140	431,140

Accounts Payable and Accrued Liabilities	4,690,260	4,690,260	-	-	-

Total	$20,816,369	$15,130,161	$1,275,919	$1,174,696	$3,235,593

1 NDT: confirm statement

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

The Code is available on the Company’s corporate website at www.solarbankcorp.com and under the Company’s SEDAR profile on www.SEDAR.com, and is filed as Exhibit 99.4 to the Company’s registration statement on Form 40-F/A, filed with the SEC on March 27, 2024. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended June 30, 2024.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended June 30, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the CBOE Canada and Nasdaq. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances.

As required by Nasdaq Rule 5615(a)(3), the Company discloses on its website, www.solarbankcorp.com/investors., each requirement of the Nasdaq Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024	Solarbank Corporation.

	By:	/s/ Richard Lu
Dr. Richard Lu
Director, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy*
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended June 30, 2024, together with the report of the Independent Registered Public Accounting Firm thereon
99.5	Management’s Discussion and Analysis for the year ended June 30, 2024
99.6	Annual Information Form of the Company for the year ended June 30, 2024
99.7	Consent of ZH CPA, LLC, Independent Registered Public Accounting Firm
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* incorporated by reference to Exhibit 99.114 to Form 40-F/A filed on March 28, 2024.