Form 40-F/A
period 2024-06-30
SolarBank Corp
filed 2025-04-14
CIK 2011053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Shares	SUUN	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financials statements of the registrant included in the filing reflect correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F of SolarBank Corporation (the “Company”) for the fiscal year ended June 30, 2024, originally filed with the SEC on September 30, 2024 (the “Original 40-F Filing”), is being filed to add the Independent Auditors’ Report of MSLL CPA LLP, regarding the consolidated financial statements of the Company as of June 30, 2023 and 2022, as an exhibit to the Original 40-F Filing. Such Independent Auditors’ Report of MSLL CPA LLP was previously filed with the Commission as Exhibit 99.1 of the Company’s Report of Foreign Private Issuer on Form 6-K filed on May 23, 2024 and incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-279027).

This Amendment does not update or restate any information previously filed as exhibits to the Original 40-F Filing, nor does this Amendment reflect any events that have occurred after the Original 40-F Filing was filed. Accordingly, this Amendment should be read in conjunction with the Original 40-F Filing.

Additionally, pursuant to the rules of the SEC, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a consent from MSLL CPA LLP, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025	Solarbank Corporation.

	By:	/s/ Richard Lu
Dr. Richard Lu
Director, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy*
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended June 30, 2024 and 2023, together with the report of the Independent Registered Public Accounting Firm thereon***
99.5	Management’s Discussion and Analysis for the year ended June 30, 2024**
99.6	Annual Information Form of the Company for the year ended June 30, 2024**
99.7	Consent of ZH CPA, LLC, Independent Registered Public Accounting Firm**
99.8	Consent of MSLL CPA LLP, Independent Registered Public Accounting Firm
99.9	Independent Auditors’ Report of MSLL CPA LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* incorporated by reference to Exhibit 99.114 to Form 40-F/A filed on March 28, 2024.

**Previously filed with the Company’s Form 40-F filed on October 1, 2024.

***Previously filed with the Company’s Form 40-F filed on October 1, 2024 and to be read in conjunction with Exhibit 99.9 filed hereto.