Form 40-F
period 2025-06-30
POWERBANK Corp
filed 2025-10-02
CIK 2011053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025	Commission File Number: 001-41976

POWERBANK CORPORATION

(Exact name of Registrant as specified in its charter)

Ontario, Canada	221114	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 35,433,947

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PowerBank Corporation (formerly known as Solarbank Corporation) (the “Company” or “PowerBank”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Cboe Canada Exchange under the trading symbol “SUNN” and the Nasdaq Global Market (“Nasdaq”) under the trading symbol “SUUN”.

In this annual report, references to “we”, “our”, “us”, the “Company” or “PowerBank”, mean PowerBank Corporation and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Audited consolidated financial statements of the Company and notes thereto as at and for the year ended June 30, 2025, together with the reports thereon of the independent registered public accounting firms	99.4
Management’s Discussion and Analysis of the Company for the year ended June 30, 2025 (the “MD&A”)	99.5
Annual Information Form of the Company for the year ended June 30, 2025 (the “AIF”)	99.6

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards (“IFRS “), as issued by the International Accounting Standards Board (the “IASB”), which differ in certain respects from United States generally accepted accounting principles (“US GAAP “) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2025 was U.S.$1.00 = Cdn.$1.3643 and on October 1, 2025 was U.S.$1.00 = 1.3940, in each case based upon the daily average exchange rate as published by the Bank of Canada .

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

A. Certifications

The required disclosure is included in Exhibits 99.1, 99.2, and 99.3 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures.

See Exhibit 99.5, under the heading “Disclosure Controls and Procedures (“DC&P”)”.

C. Management’s Annual Report on Internal Control over Financial Reporting.

See Exhibit 99.5, under the heading “Management’s Annual Report on Internal Control over Financial Reporting (“ICFR”)”.

D. Attestation Report of the Registered Public Accounting Firm

Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. PowerBank qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

E. Changes in Internal Control over Financial Reporting.

See Exhibit 99.5, under the heading “Changes in Internal Control Over Financial Reporting”.

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

The Board of Directors of the Company has determined that the Chair of the Audit Committee, Paul Pasalic, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F and is “independent”, under the applicable listing rules of NASDAQ. The SEC has indicated that the designation of the foregoing as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. See the section entitled “Audit Committee” in the Company’s AIF, which is filed as Exhibit 99.6 to this Annual Report, for additional details on Mr. Pasalic’s experience relevant to his designation as an “audit committee financial expert.”

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte LLP (Toronto, Canada, PCAOB ID No. 1208) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended June 30, 2025.

See the section entitled “Audit Committee - External Auditor Service Fees” in the Company’s AIF, which is filed as Exhibit 99.6 to this Annual Report, for the total amount billed to the Company by Deloitte LLP for services performed in the current fiscal year, and by ZH CPA, LLC for services performed in the last fiscal year, by category of service (for audit fees, audit-related fees, tax fees and all other fees).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Information regarding our contractual and other obligations is included in the MD&A incorporated herein by reference to Exhibit 99.5, under the heading “Contractual obligations and commitments”.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

The Code is available on the Company’s corporate website at www.powerbankcorp.com and under the Company’s SEDAR profile on www.SEDAR.com, and is filed as Exhibit 99.4 to the Company’s registration statement on Form 40-F/A, filed with the SEC on March 28, 2024. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

No waivers of the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended June 30, 2025.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended June 30, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NASDAQ CORPORATE GOVERNANCE

The Company complies with corporate governance requirements of both the CBOE Canada and Nasdaq. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances.

As required by Nasdaq Rule 5615(a)(3), the Company discloses on its website, www.powerbankcorp.com/investors, each requirement of the Nasdaq Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

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

Date: October 2, 2025	PowerBank Corporation.

	By:	/s/ Richard Lu
Dr. Richard Lu
Director, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Exhibit Description
97	Clawback Policy
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended June 30, 2025, together with the reports of the Independent Registered Public Accounting Firms thereon
99.5	Management’s Discussion and Analysis for the year ended June 30, 2025
99.6	Annual Information Form of the Company for the year ended June 30, 2025
99.7	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.8	Consent of ZH CPA, LLC, Independent Registered Public Accounting Firm
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)