Form 20-F
period 2026-06-30
POWERBANK Corp
filed 2026-09-28
CIK 2011053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41976

PowerBank Corporation

(Exact name of Registrant as specified in its charter)

Ontario

(Jurisdiction of incorporation or organization)

803 – 505 Consumers Rd., Toronto, ON, Canada M2J 4V8

(Address of principal executive offices)

Dr. Richard Lu
803 – 505 Consumers Rd., Toronto, ON, Canada M2J 4V8

416-494-9559

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, No par value	PBK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At June 30, 2026 47,697,277 common shares were issued and outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS Accounting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

PowerBank Corporation (“PowerBank” or the “Company”) was incorporated under the name “Abundant Solar Energy Inc.” pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”) on September 23, 2013 as 2389017 Ontario Inc. On October 11, 2013, its name was changed to Abundant Solar Energy Inc. On October 7, 2022, it completed a share split on a 1:160 basis. On October 17, 2022, it amended its Articles to establish an authorized capital consisting of an unlimited number of Common Shares. On October 17, 2022 its name was changed to SolarBank Corporation. On July 23, 2025, its name was changed to PowerBank Corporation. The principal business of the Company is acting as an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States (see Item 4 — Information on the Company for more details).

The Company’s common shares (the “Common Shares” and each, a “Common Share”) are listed for trading on the Cboe Canada Inc. (the “Cboe”) under the trading symbol “PBK” and trade on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbol “PBK” and on the Frankfurt Exchange under the symbol “103.”

As used in this Annual Report, the terms “we,” “us”, “our” “the Company” and “PowerBank” mean PowerBank Corporation (and its subsidiaries, where applicable).

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are eligible to file this Annual Report pursuant to Section 12(b) of the Exchange Act on Form 20-F and to file interim reports on Form 6-K.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

Unless otherwise indicated, all references in this Annual Report to “dollars”, “$” or “Cdn$” are to Canadian dollars and all references to “United States dollars” or “US” are to United States dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”), including the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Annual Report, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Annual Report.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the Company’s expectations regarding its revenue, expenses and operations;

●	industry trends and overall market growth;

●	the intentions, plans and future actions of the Company;

●	statements relating to the business and future activities of the Company;

●	intended or anticipated developments in the operations of the Company;

●	the Company’s growth strategies;

●	expectations relating to director and executive officer compensation levels;

●	the Company’s anticipated cash needs and its needs for additional financing;

●	the Company’s intention to grow the business and its operations;

●	expectations with respect to future costs;

●	the Company’s competitive position and the regulatory environment in which the Company operates;

●	the Company’s expected business objectives for the next 12 months;

●	the capacity and expected power generation from the Company’s development and IPP projects;

●	opportunities, financial condition, cash flow and overall strategy;

●	details regarding the size and expected timing associated with the Company’s project development timeline; and

●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this Annual Report, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	the Company may be adversely affected by volatile solar and renewable power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;

●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;

●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

●	governments may revise, reduce or eliminate incentives and policy support schemes for solar, renewable and battery storage power, which could cause demand for the Company’s services to decline;

●	general global economic conditions may have an adverse impact on our operating performance and results of operations;

●	the Company’s project development and construction activities may not be successful;

●	developing and operating solar and renewable projects exposes the Company to various risks;

●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;

●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar and renewable power and battery storage products, solar projects and solar and renewable electricity;

●	the markets in which the Company competes are highly competitive and evolving quickly;

●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar and renewable power projects;

●	the Company’s quarterly operating results may fluctuate from period to period;

●	the impact of tariffs;

●	foreign exchange rate fluctuations;

●	risks related to the Company’s foreign private issuer status;

●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended;

●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;

●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;

●	the Company may incur substantial additional indebtedness in the future;

●	the Company is subject to risks from supply chain issues;

●	risks related to inflation;

●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;

●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;

●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;

●	compliance with environmental laws and regulations can be expensive;

●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;

●	the impact of any global pandemic on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;

●	the Company has limited insurance coverage;

●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;

●	the Company does not anticipate paying cash dividends;

●	the Company may become subject to litigation;

●	discretion of the Company on use of the net proceeds of any securities offerings;

●	no guarantee on how the Company will use its available funds;

●	the Company is subject to additional regulatory burden resulting from its public listing on the Cboe Canada Inc. and Nasdaq;

●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;

●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;

●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and

●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Readers of this Annual Report are cautioned that the foregoing lists of factors are not exhaustive and it would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights, that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors Our assumptions and estimates relating to the forward-looking information referred to above are updated, as required, in conjunction with filing our quarterly and annual MD&A,

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Company and Our Industry

PowerBank has determined there is substantial doubt about its ability to continue as a going concern.

Based on the Company’s current level of expenditures and forecast cash flows, its existing liquidity and forecasted internally generated cash flows are not sufficient to fund its operations and meet its obligations throughout the period for at least the next twelve months from the issuance date of these consolidated financial statements. The Company will require additional financing to fund its ongoing operations and meet its obligations as they become due. Management is pursuing additional liquidity through a combination of equity financing, debt refinancing, project financing and asset monetization. Management is also evaluating measures to conserve cash, including operating cost reductions and enhanced management of working capital.

As of the date of this Annual Report, the Company has not obtained binding commitments sufficient to fund all of its forecast liquidity requirements. The Company’s financing initiatives are subject to market conditions, counterparty participation, regulatory approvals where applicable, and the negotiation of acceptable terms. There can therefore be no assurance that the required financing or other liquidity initiatives will be completed when needed or in amounts sufficient to fund the Company’s obligations.

While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no certainty that these events will occur. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Consolidated Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those stated herein. Such adjustments could be material.

The Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings.

Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers and solar system installers, may be adversely affected.

The solar power market is still at a relatively early stage of development, and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our largest end markets, including the U.S, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

●	the cost-effectiveness, performance and reliability of solar power products and services compared to conventional and other renewable energy sources and products and services;
●	the availability of government incentives to support the development of the solar power industry;
●	the availability and cost of capital, including long-term debt and tax equity, for solar projects;
●	the success of other alternative energy technologies, such as wind power, hydroelectric power, clean hydrogen, geothermal power, nuclear and biomass fuel;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;
●	capital expenditures by end users of solar power products and services, which tend to decrease when the economy slows; and
●	the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

If solar power technology is not suitable for widespread adoption or if sufficient demand for solar products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for us and our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations.

Most solar projects require financing for development and construction with a mixture of equity and third-party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar projects.

Furthermore, solar projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for services they have agreed to purchase and we may be unable to develop our own solar power projects. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. The cash flow of a solar power project may be derived from government-funded or government-backed Feed-In Tariffs (“FITs”). Consequently, the availability and cost of funding solar projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to solar project or BESS project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power systems and potentially reduce the demand for solar projects, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our provision of solar power project development services has accounted for the majority of our revenues. While we plan to continue to monetize our current portfolio of solar and BESS projects in operation, we also intend to grow our energy business by developing and selling, or owning and operating more solar and BESS projects, including those that we develop and those that we acquire from third parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar and BESS project pipeline. The risks and uncertainties associated with our energy business, and our ability to expand our solar and BESS project pipeline, include:

●	the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;
●	the need to raise significant additional funds to develop greenfield or purchase late stage solar or BESS projects, which we may be unable to obtain on commercially reasonable terms or at all;
●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including construction and procurement price inflation, delays in regulatory approvals, grid connection, supply chain of our suppliers or availability of components, construction and installation, and customer acceptance testing;
●	delays or denial of required regulatory approvals by relevant government authorities, as a result of, among others, poor management of permitting process, including lack or resources and opaqueness of administrative measures;
●	diversion of significant management attention and other resources; and
●	failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our energy business, and, in particular, our solar and BESS project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives. These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives. The governments in many of our largest markets, including the United States, continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. However, at the federal level in the United States there is less support under the current administration for renewable energy projects, as demonstrated by the earlier phase out of certain tax credits that were available under the IRA. We believe that the near-term growth of the market partially depends on the availability and size of such government incentives.

While solar and BESS projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar and BESS systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

Operational risks associated with becoming an Independent Power Producer

As the Company is an IPP, there are certain risks associated with the ownership and operation of solar power and BESS projects.

The Company could fail to optimize operations at its facilities due to a shortfall in operational efficiency or resource optimization, or owing to inadequate maintenance plans or operation in extreme conditions. The Company’s facilities are subject to the risk of equipment failure due to deterioration of the asset resulting from wear and tear, age, hidden defects or design errors, or to extreme weather. The ability of solar power and BESS projects to generate the maximum amount of power is a key determinant of the Company’s profitability. If the solar power or BESS projects require longer downtime than expected for maintenance and repairs, or if power production is suspended for other reasons, it could adversely affect the Company’s profitability.

Furthermore, the amount of power generated by the Company’s solar power projects is dependent on sunlight, which is naturally variable. Although the Company believes that past resource studies and production data collected demonstrate that the sites are economically viable, historical data and engineering forecasts may not accurately reflect the strength and consistency of resources in the future. If resources are insufficient, the assumptions underlying the financial projections for the volume of electricity to be produced by solar power projects might not materialize, which could have a material adverse effect on the Company’s cash flows and profitability.

The Company’s ability to sell electricity is impacted by the availability of the various power transmission and distribution systems in each jurisdiction in which it operates. The failure of existing transmission or distribution facilities or the lack of adequate transmission capacity would have a material adverse effect on the Company’s ability to deliver electricity to its various counterparties, thereby adversely impacting the Company’s operating results, financial position or prospects.

The ownership and operation of the Company’s solar power and BESS projects also carry an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, of potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and of potential civil liability for the Company. Compliance with health and safety laws (and any future changes to these laws) and the requirements of licenses, permits and other approvals will remain material to the Company. In addition, the Company may become subject to government orders, investigations, inquiries or civil suits relating to health and safety matters. Potential penalties or other remediation orders could have a material adverse effect on the Company’s business and results of operations.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar power and BESS projects, and related services, is influenced by macroeconomic factors, such as global economic conditions (e.g. interest rates, foreign exchange rates and inflation), demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, clean and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other incentives designed to benefit the solar industry. A decrease in solar power tariffs or wholesale electricity in many markets placed downward pressure on the price of solar power in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power products and services weakens as a result, our business and results of operations may be adversely affected.

Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

The development and construction of solar power and BESS projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

●	securing land rights and related permits, including satisfactory environmental assessments;
●	receipt of required land use and construction permits and approvals;
●	receipt of rights to interconnect to the electric grid;
●	availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;
●	payment of interconnection and other deposits (some of which are non-refundable);
●	negotiation of satisfactory EPC agreements;
●	obtaining construction financing, including debt, equity and tax credits; and
●	timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

●	changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;
●	delays in obtaining and maintaining required governmental permits and approvals;
●	potential challenges from local residents, environmental organizations, and others who may not support the project;
●	unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions (including labor strikes);
●	failure to enter into PPAs on terms favorable to us, or at all;
●	additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with applicable U.S. or local laws and customs; and
●	force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar project or we fail to meet any agreed upon system level capacity or energy output guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC, the PPA or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power or BESS projects. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power and battery storage systems. Shortages of components (which may be attributable to the shortage of raw materials or components) or skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

Developing and operating solar & BESS projects exposes us to various risks.

The development of solar and BESS projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

Developing solar and BESS projects requires significant management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us.

Our energy business also includes operating solar projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or power, technological advancements and the failure of our power generation facilities.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our future solar projects due to intense competition, increased supply of electricity from other sources, reduction in wholesale electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of power plants. We may experience delays in entering into PPAs for some of our solar projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to finance project construction and to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, or could be exposed to more uncertain merchant or wholesale electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

Substantially all of the electric power generated by our solar projects is expected to be sold under long-term PPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. Despite possible future alternatives, we expect a substantial number of our future projects to also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

PPAs may be subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Additionally, certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods.

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We are subject to a variety of laws and regulations in the markets where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

In the countries where we do business, the market for solar power, solar projects, solar electricity and BESS projects is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power and battery storage technology, which could result in a significant reduction in the potential demand for our solar power and BESS services, solar and BESS projects and solar electricity.

We expect that our solar power and BESS products, and their installation, will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to solar power or BESS projects may result in significant additional expenses to us and our customers, which could cause a significant reduction in demand for our solar power and BESS projects.

In our energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of organized merchant or wholesale electricity markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

Regulatory changes in a jurisdiction where we are developing a solar or BESS project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are also subject to the Canadian Corruption of Foreign Public Officials Act (CFPOA), U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business in countries in which we conduct activities. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in the course of our business (for example, to obtain approvals, permits and licenses from applicable government authorities and to sell power to government-owned entities). We would face significant liabilities if we failed to comply with these laws and we could be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we did not authorize such activities. Any violation of the CFPOA, FCPA or other applicable anticorruption laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

In our energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, capital, financing, technical support and management of solar projects, in any particular markets or in general. As the solar power, BESS and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

Anti-dumping duty rates on solar cells and modules imported into the United States from certain southeast Asian countries may affect us.

On April 21, 2025 the United States Commerce Department has set final countervailing and anti-dumping duty rates for crystalline solar cells and modules imported from four southeast Asian countries. Solar cells and modules from Vietnam, Malaysia, Thailand and Cambodia are affected. The countervailing duties apply to solar cells and modules imported from Cambodia, Malaysia and a limited number of suppliers in Thailand and Vietnam on or after October 4, 2024. They apply to other suppliers in Vietnam and Thailand as of July 6, 2024. The anti-dumping duties apply to equipment imported from Cambodia, Malaysia and a limited number of suppliers in Thailand and Vietnam on or after December 4, 2024. They apply to other suppliers in Vietnam and Thailand as of September 5, 2024. The countervailing and anti-dumping duties are in response to a petition that a group of seven solar panel manufacturers called the American Alliance for Solar Manufacturing Trade Committee filed with the US government in April 2024.

The Company has not been importing solar cells and modules from any of the four countries that are subject to the countervailing and anti-dumping duty rates announced by the U.S. Department of Commerce. As a result, its present operations are not affected; however, it is possible that the Company may need to source solar cells and modules from these countries which would increase its costs and as a result impact its financial performance.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from recently proposed trade barriers, including tariffs.

The global economy has the potential to be negatively impacted by increasing tension and uncertainty resulting from actions by the United States government to impose tariffs on goods that are imported into the United States. Increased trade barriers, such as tariffs, could adversely affect our business, financial condition and results of operations. The impact of any tariffs is expected to result in market disruptions, inflation, supply chain disruptions and volatility in commodity prices, credit and capital markets. Further escalation of geopolitical tensions related to tariffs and retaliatory trade actions could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the timing of completion of construction of solar and BESS projects;
●	the timing and pricing of our services;
●	the availability and cost of solar cells and wafers from our suppliers;
●	the availability and cost of raw materials;
●	changes in government incentive programs and regulations, particularly in our key and target markets;
●	the availability and cost of external financing for solar power applications;
●	acquisition, investment and offering costs;
●	geopolitical turmoil and natural disasters within any of the countries in which we operate;
●	foreign currency fluctuations, particularly in United States and Canadian dollars;
●	our ability to establish and expand customer relationships;
●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;
●	allowances for credit losses;
●	impairment of assets;
●	share-based compensation expenses on performance-based share awards under our share incentive plan;
●	income taxes; and
●	construction progress of solar projects and related revenue recognition.

We base our planned operating expenses in part on our expectations of future revenues. A significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to reduce our operating expenses proportionately, which would harm our operating results for the quarter. As a result, our results of operations may fluctuate from quarter to quarter and our interim and annual financial results may differ from our historical performance.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

Fluctuations in exchange rates, particularly between the U.S. dollars and Canadian dollars may result in foreign exchange gains or losses. Volatility in foreign exchange rates will hamper, to some extent, our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations.

A change in our effective tax rate can have a significant adverse impact on our business.

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development.

We anticipate that our operating and capital expenditures requirements may increase. To develop new projects, support future growth, achieve operating efficiencies and maintain service standard quality, we may need to make significant capital investments in facilities and capital equipment. We also anticipate that our operating costs may increase as we hire additional personnel, increase our sales and marketing efforts and invest in joint ventures and acquisitions.

Our operations are capital intensive. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. Also, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by solar power companies, including, but not limited to interest rates; and
●	economic, political and other conditions in the U.S. and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

Construction of our solar power and BESS projects may require us to obtain financing for our projects, including through project financing, green bond financing or others. If we are unable to obtain financing, or if financing is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar projects, or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

We may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

In the ordinary course of developing solar power and BESS projects, we may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. In the future, we may from time to time incur substantial additional indebtedness and contingent liabilities and this could have important consequences to us and our shareholders. For example, it could:

●	limit our ability to satisfy our debt obligations;
●	increase our vulnerability to adverse general economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;
●	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;
●	place us at a competitive disadvantage compared with our competitors that have less debt;
●	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; and
●	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from operations to support the repayment of our indebtedness. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all. In addition, certain of our financing arrangements may impose operating and financial restrictions on our business, which may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business. Any of these factors could materially and adversely affect our ability to satisfy our debt obligations.

Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business and results of operations.

We depend mainly on third-party suppliers for raw materials and components, and we also procure certain equipment overseas. Our suppliers may not always be able to meet quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price products and projects competitively. Additionally, they may experience manufacturing delays and increased manufacturing cost that could increase the lead time for deliveries or impose price increases.

The failure of a supplier, for whatever reason, to supply the materials, essential components and equipment that meet quality, quantity and cost requirements in a timely manner could impair our ability to develop projects, increase costs, hinder compliance with supply agreements’ terms and may result, ultimately, in cancellation of projects and potential liability for us. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms and at prices that are profitable. Supply may be interrupted by government mandates, accidents, disasters or other unforeseen events beyond our control.

Potential risks associated with acquisitions

The Company believes that the acquisitions recently completed and expected to be completed will have benefits for the Company. However, it is possible that all or some of the anticipated benefits, including financial benefits and those that are the subject of forward-looking financial information, may not materialize, particularly within the time frame set by the Company’s management. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

It is also possible that the Company did not detect in its due diligence during the completion of the acquisitions any liabilities and contingencies for which the Company may not be indemnified. Discovery of any material liability or contingency with respect to shares, assets or businesses acquired following such acquisitions could have a material adverse effect on the business acquired and the Company’s financial position and operating results.

Lastly, the integration of assets acquired or to be acquired as part of the Company’s acquisitions could pose significant challenges, and the Company’s management may be unable to complete the integration or succeed in doing so only by investing significant amounts of money. There can be no assurance that management will be able to successfully integrate the assets acquired or expected to be acquired pursuant to these acquisitions or to realize the full benefits expected from the acquisitions.

We could be adversely affected by violations of anti-bribery laws.

Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Inflation in many countries and regions, especially in those where we operate, may adversely affect our business and our profitability.

As of June 30, 2026, we have facilities and offices in Canada and the United States. We also acquire materials for solar power projects from overseas countries. As such, we are exposed to the inflation risks therein. Recently, on a global basis, countries are experiencing high inflation rates. Inflation could increase the costs of our supplies and labour costs. We may not be able to adjust the pricing of our PPAs or services sufficiently or take appropriate pricing actions to fully offset the effects of inflation on our cost structures, thus we may fail to maintain current levels of gross profit and operating, selling and distribution, general and administrative expenses and maintenance costs as a percentage of total net revenues. As such, rising inflation rates may negatively impact our profitability. In addition, a high inflation environment would also have negative effects on the level of economic activity, employment and adversely affect our business, results of operations and financial conditions. For example, an increase in the inflation rates may result in an increase in market interest rates, which may require us to pay higher interest rates on debt securities that we issue in the financial market from time to time to finance our operations and increase our interest expenses.

We may be subject to unexpected warranty expenses that may not be adequately covered by our insurance policies.

For solar power and BESS projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our energy business, before commissioning solar power and BESS projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. Potential warranty claims may exceed the scope or amount of coverage under our insurance and, if they do, they could materially and adversely affect our business.

If we are unable to attract, train, retain, and successfully integrate key personnel into our management team, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train, and retain management, operations, sales, and technical personnel, including personnel in foreign jurisdictions. Recruiting and retaining capable personnel, particularly those with expertise in the solar industry across a variety of technologies, are vital to our success. We are also dependent on the services of our executive officers and other members of our senior management team. The loss of one or more of these key associates or any other member of our senior management team could have a material adverse effect on our business. We may not be able to retain or replace these key associates and may not have adequate succession plans in place. Several of our current key associates, including our executive officers, are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the associates to terminate their employment with us upon little or no notice.

There are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility scale solar projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy business may be adversely affected.

Historically, a limited number of customers have accounted for a substantial portion of our revenue.

We derive a significant portion of our revenue from a limited number of existing customers. Our top customer accounted for 39% of our revenue for the fiscal year ended June 30, 2026. It is not possible for us to predict the future level of demand from our largest customer. If our largest customer elects to not do future business with us, or decrease of our services, or if our largest customer otherwise seeks to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations would be adversely affected.

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

We are required to comply with all national and local environmental regulations. Our business generates noise, wastewater, gaseous wastes and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as our business has expanded. We believe that we substantially comply with all relevant environmental laws and regulations and have all necessary and material environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

Our solar power and BESS projects must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge, of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

Corporate responsibility, specifically related to Environmental, Social and Governance (“ESG”) matters and unsuccessful management of such matters may adversely impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks, including increased risk of investigation and litigation, and negative impacts on the value of our products and access to capital, which may put us at a commercial disadvantage relative to our peers.

Furthermore, various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

We face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other local health epidemics in jurisdictions where we operate and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments, in jurisdictions where we operate, could have a material adverse effect on our business operations.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims, project construction or business interruptions.

Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruption. Although we currently carry third-party liability insurance against property damage, the policies for this insurance are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from incidents on our properties or relating to our operations. Any occurrence of these or other incidents which are not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

For projects we construct, we are exposed to risks associated with the design and construction that can create additional liabilities to our operations. We manage these risks by including contingencies to our construction costs, ensuring the appropriate insurance coverages are in place such as professional indemnity and construction all risk as well as obtaining indemnifications from our contractors where possible. However, there is no guarantee that these risk management strategies will always be successful.

Information Technology Systems and Data Security Breaches.

The Company’s operations depend, in part, on how well it and its third party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company does not anticipate paying cash dividends.

The Company’s current policy is to retain earnings to finance the development of its solar power projects and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Company’s shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the Company’s board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company pays dividends, which the Company might never do, Common Shareholders will not be able to receive a return on their Common Shares unless they sell them.

Litigation.

From time to time, we have been and may be subject to disputes and litigation, with and without merit, that may be costly and which may divert the attention of our management and our resources in general, whether or not any dispute actually proceeds to litigation. The results of complex legal proceedings are difficult to predict. Moreover, complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. Even if we are able to estimate losses related to these actions, the ultimate amount of loss may be materially higher than our estimates. Any resolution of litigation, or threatened litigation, could involve the payment of damages or expenses by us, which may be significant or involve an agreement with terms that restrict the operation of our business. Even if any future lawsuits are not resolved against us, the costs of defending such lawsuits may be significant. These costs may exceed the dollar limits of our insurance policies or may not be covered at all by our insurance policies.

The Company cannot assure you that a market will continue to develop or exist for the Common Shares or what the market price of the Common Shares will be.

The Company cannot assure that a market will be sustained now that the Company’s Common Shares are listed on the Cboe Canada Inc. and Nasdaq. If a market is not sustained, it may be difficult for investors to sell the Common Shares at an attractive price or at all. The Company cannot predict the prices at which the Common Shares will trade.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
●	addition or departure of the Company’s executive officers and other key personnel;
●	release or expiration of lock-up or other transfer restrictions on outstanding Common Shares;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Company’s competitors;
●	operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies;
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and
●	regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely affected and the trading price of the Common Shares might be materially adversely affected.

The intentions of the existing shareholders regarding their long-term economic ownership are subject to change. Factors that could cause the existing shareholders’ current intentions to change include changes in each of their personal circumstances, our succession planning or changes in our management, changes in tax laws, market conditions and our financial performance.

Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares. See “The Company may need to raise additional capital in the future”.

The Company may need to raise additional capital in the future.

The Company’s capital needs in the future will depend upon factors such as its growth strategy and the success of its solar power projects. None of these factors can be predicted with certainty. The Company may need additional debt or equity financing in the future. The Company cannot assure investors that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to the Company. If the Company raises additional funds by selling securities, the ownership of existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure to raise capital in a timely manner will constrain the Company’s growth.

The Company’s growth depends on developing solar power projects, which requires capital. If the Company experiences difficulty or delays in raising the funds it needs, it will delay its ability to develop solar power projects. Additional future delays in obtaining funding may be caused by a combination of factors. Future delays in obtaining funding in a timely manner will constrain or prevent the Company’s growth.

The Company may be unable to support existing or new business if it does not raise sufficient funds.

Unless the Company can obtain adequate financing from the sale of its securities, the Company will not have sufficient funds and may be unable to support existing operations, expand operations, or operate its expanded operations, and it will be unable to carry out its business plans. Without adequate financing the Company may be unable to carry on its business. There is no assurance that the Company will raise adequate funds in future financings.

Dilution.

The offering price of Common Shares may significantly exceed the net tangible book value per share of the Common Shares. Accordingly, a purchaser of Common Shares may incur immediate and substantial dilution of his, her or its investment. If outstanding RSUs, options and warrants to purchase Common Shares are exercised or securities convertible into Common Shares are converted, additional dilution will occur. The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s RSUs, Options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the Cboe Canada Inc. and Nasdaq may decrease due to the additional amount of Common Shares available in the market.

Impact of securities or industry analysts’ reports.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently research coverage by certain securities and industry analysts. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavourable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

Risks related to the book-based system

Unless and until certificated Common Shares are issued in exchange for book-entry interests in the Common Shares, owners of the book-entry interests will not be considered owners or holders of Common Shares. Instead, the depository or its nominee will be the sole holder of the Common Shares. Unlike holders of the Common Shares themselves, owners of book-based interests will not have the direct right to act upon the Company’s solicitations or requests or other actions from holders of the Common Shares. Instead, holders of beneficial interests in the Common Shares will be permitted to act only to the extent such holders have received appropriate proxies to do so from CDS or, if applicable, a CDS participant. There is no assurance that procedures implemented for the granting of such proxies will be sufficient to enable holders of beneficial interests in the Common Shares to vote on any requested actions on a timely basis.

General Economic Risks

Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States is currently expected to continue at an elevated level in the near-term. Rising inflation could have an adverse impact on our operating expenses and our credit facilities. There is no guarantee we will be able to mitigate the impact of rising inflation. The Federal Reserve raised interest rates to combat inflation and restore price stability with rates peaking in July 2023. The Federal Reserve has begun a rate cutting cycle in September 2024, but rates are still at an elevated level in early 2024. While most of the Company’s existing borrowings are currently at fixed interest rates, there are risks that any additional borrowing or refinancing of the existing borrowings could be at increased interest rates which will result in higher debt service costs and which will also adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Climate change-related risks and uncertainties and legal or regulatory responses to climate change could negatively impact the Company’s results of operations, financial condition and/or reputation.

The Company is subject to increasing climate-related risks and uncertainties, many of which are outside of its control. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns, which can disrupt the operations of the Company as well as those of its customers, partners and vendors. The transition to lower greenhouse gas emissions technology, the effects of carbon pricing and changes in public sentiment, regulations, taxes, public mandates or requirements and increases in climate-related lawsuits, insurance premiums and implementation of more robust disaster recovery and business continuity plans could increase costs to maintain or resume the Company’s operations or achieve its sustainability commitments in the expected timeframes, which would negatively impact the Company’s results of operations.

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held for trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavorable effect on our financial position.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from the ongoing military conflict between Russia and Ukraine and conflict in Gaza.

The global economy has been negatively impacted by increasing tension, uncertainty and tragedy resulting from ongoing military conflict between Russia and Ukraine and conflict in Gaza. The adverse and uncertain economic conditions resulting therefrom have and may further negatively impact global demand, cause supply chain disruptions and increase costs for transportation, energy and other raw materials. Furthermore, governments in the United States, the European Union, the United Kingdom, Canada and others have imposed financial and economic sanctions on certain industry segments and various parties in Russia and Belarus. We are monitoring the conflict including the potential impact of financial and economic sanctions on the global economy. Increased trade barriers, sanctions and other restrictions on global or regional trade could adversely affect our business, financial condition and results of operations. The length and impact of the ongoing military conflict is highly unpredictable, and resulted in market disruptions, including significant volatility in commodity prices, credit and capital markets, an increase in cyber security incidents as well as supply chain disruptions. Further escalation of geopolitical tensions related to this military conflict and/or its expansion could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

Risks Related to Public Reporting

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. Failure to maintain effective internal control over financial reporting means there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date. As disclosed in the MD&A for the year ended June 30, 2026, management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s internal controls over financial reporting as of June 30, 2026, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were not effective as of June 30, 2026 due to certain material weaknesses that are disclosed in the MD&A for the year ended June 30, 2026.

We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the U.S. and the rules of the Cboe Canada Inc. and Nasdaq substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a material impact on our financial position, liquidity, and results of operations.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material impact on our financial position, liquidity, and results of operations. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could have a material impact on our financial position, liquidity, and results of operations.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material impact on our financial position, liquidity and results of operations.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS (assuming the eligibility requirements are met) or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Passive Foreign Investment Company Status

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of the above calculations, the Company will be treated as if it holds its proportionate share of the assets of, and receive directly its proportionate share of the income of, any other corporation in which it directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined below under the heading “Certain U.S. Federal Income Tax Considerations”) holds its Common Shares, the Company would continue to be treated as a PFIC with respect to that U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, U.S. Holders of its Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of the Company’s Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s Common Shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and required compliance with certain reporting requirements. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election or a mark-to-market election. There can be no assurances that the Company will provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Our status as an “emerging growth company.”

We will be an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act), and will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is US$700 million or more.

For so long as we remain an emerging growth company, we are permitted to, and intend to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Name, Address and Incorporation

The Company was incorporated under the OBCA on September 23, 2013 as 2389017 Ontario Inc. On October 11, 2013, its name was changed to Abundant Solar Energy Inc. On October 7, 2022, it completed a share split on a 1:160 basis. On October 17, 2022, it amended its Articles to establish an authorized capital consisting of an unlimited number of Common Shares. On October 17, 2022 its name was changed to SolarBank Corporation. On July 23, 2025, its name was changed to PowerBank Corporation. The principal business of the Company is acting as an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States.

The Company’s head and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8.

The Company’s Common Shares are listed for trading on the Cboe under the trading symbol “PBK” and trade on Nasdaq under the symbol “PBK” and on the Frankfurt Exchange under the symbol “103.”

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.powerbankcorp.com; our telephone number is (416) 494-9559.

Events in the Development of the Business

Three-year history

Developments for the Year Ended June 30, 2024

On July 10, 2023, the Company announced that it has made a strategic investment in a Canadian solar project developer and operator by acquiring from existing limited partners an aggregate of 42,500 limited partnership units of the Solar Flow-Through 2016-I Limited Partnership, a partnership that is part of the group of Solar Flow Through Funds. The total purchase price for the Units was $2,465,000. The purchase price for the Units was based on an independent valuation report that was prepared for SFF in connection with the unitholder meetings to approve a restructuring of limited partnerships into a single corporation.

On July 19, 2023, the Company announced that it has received positive interconnection results on 7 MW ground mount site (Hardie) in Upstate New York.

On July 26, 2023, the Company announced that it has awarded a contract to Polar Racking, a leading North American supplier and manufacturer of solar mounting solutions, to supply its CORE fixed tilt ground mount solar mounting solution, and ballasted foundations to the Manlius and Geddes projects that are being developed by the Company. The Manlius project is being developed by the Company for Solar Advocate Development LLC and, subject to receipt of financing, the Company intends to own and operate the Geddes project.

On August 3, 2023, the Company announced that it has awarded a contract to Hewitt Young Electric, LLC to provide electrical subcontracting work for the Geddes project that is being developed by the Company. Subject to receipt of financing, the Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 MW is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets.

On August 21, 2023, the Company announced that it has secured funding of up to US$20 million from Honeywell to advance 21 MW DC ground-mount solar power projects that are under development in upstate New York (the “SB Projects”). The SB Projects are known as SB-1, SB-2 and SB-3.

On September 18, 2023, the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB Projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects that it will retain an operations and maintenance contract for the SB Projects following the completion of construction.

On September 26, 2023, the Company announced that it has completed mechanical construction of the Community Solar Project in the Town of Manlius, Onondaga County, New York. The 5.9MW Project was constructed for Solar Advocate Development LLC under the terms of the Manlius EPC Agreement. All civil work is complete, along with the mechanical installation of racking and modules. The next step was completion of some final electrical work and acceptance testing.

On October 2, 2023, the Company announced that it has commenced major construction on the Geddes project that is being developed by the Company in Geddes, New York. Activities included civil work and the commencement of the racking and module installation. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets.

On October 3, 2023, the Company entered into three EPC agreements for the construction of three separate BESS projects (the “BESS Projects”) that were previously announced in June 2023, with a total contract value of approximately $36 million. The Projects are owned by SFF and three First Nations communities through holding companies. The BESS Projects are known as 903, OZ-1 and SFF 06 and are subject to the following agreements:

(i)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for 903 Project (the “903 EPC Agreement”);

(ii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company for OZ-1 Project (the “OZ-1 EPC Agreement”); and

(iii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for SFF 06 Project (the “SFF 06 EPC Agreement”).

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. Lithium-iron-phosphate technology allows for the greatest number of charge/discharge cycles, making it the optimal selection for stationary energy storage systems. Following the SFF Acquisition, SFF is a wholly-owned subsidiary of the Company.

On October 23, 2023, the Company acquired control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of 278,875 Common Shares for a total value of $2.15 million (the “OFIT Transaction”). OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”), have been operating the OFIT Projects since 2017. Dr. Richard Lu, the Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and has indirectly received one-third of the Common Shares issued as consideration pursuant to the OFIT Transaction. As a result, the transaction is considered a related party transaction.

On December 4, 2023, the Company acquired a 100% interest in the US1 Project and VC1 Project, each located in New York (the “US1/VC1 Projects”). The Company previously held a 67% interest in the US1/VC1 Projects and has now acquired the remaining 33% from the minority partner for a cash purchase price of US$70,000. The first project is the US1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 389.7kW DC, will sell electricity to the municipality via remote net metering. The second project is the VC1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Cazenovia, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 297.9kW DC, will sell electricity to the municipality via remote net metering.

On February 13, 2024, the Company announced that the Cboe granted final approval of the Company’s listing application. The Common Shares were listed and available for trading on Cboe at the start of trading on February 14, 2024. Its Common Shares were delisted from the Canadian Securities Exchange at the close of market on February 13, 2024.

On March 19, 2024, the Company entered into the Arrangement Agreement with SFF to acquire all of the issued and outstanding common shares of SFF (each, a “SFF Share”) that it does not already own through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal.

On April 8, 2024, the Company’s Common Shares commenced trading on the Nasdaq under the symbol “SUUN,” while its Common Shares continued to trade on the Cboe Canada under the symbol “SUNN”.

On April 10, 2024, the Company announced that it closed its previously announced acquisition from Storke Renewables, LLC of a development stage solar project located in the Town of Camillus, New York on a closed landfill (the “Storke Project”). The Company intends to develop a 3.15 MW DC ground-mount solar power project on the site that will operate as a community solar project.

The Storke Project has received interconnection approval and its special use permit. With the receipt of the special use permit, the Company’s final step in the development process is to secure the necessary financing for the construction of the Storke Project. PowerBank is evaluating its options for this project which include selling the project to a third party or developing this project as part of its independent power producer portfolio of assets.

On April 11, 2024, the Company announced that it completed mechanical construction on the previously announced SB Projects that are under development in upstate New York for Honeywell.

On April 15, 2024, the Company announced that it commenced construction on a 1.4 MW DC rooftop solar project for Fiera Real Estate (“Fiera”) in Alberta (the “Fiera Project”) as a pilot project. The Fiera Project is expected to operate as a “Small Scale Generator” and received interconnection approval in December 2023, full permitting in March 2024. The Company, with the support of Zathura Investments, provided development and EPC services under an EPC agreement with Fiera and expects to complete additional projects for Fiera in the future.

On April 26, 2024, the Company announced that it has partnered with TriMac Engineering of Sydney, Nova Scotia (“TriMac”) to develop a 10 MW DC community solar garden in the rural community of Enon, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “TriMac Projects”). The TriMac Projects are being developed under a Community Solar Program that was announced by the Government of Nova Scotia on March 1, 2024 and are owned by AI Renewable Fund. TriMac.

On May 23, 2024, the Company announced that it has entered into an amended and restated equity distribution agreement (the “Amended Distribution Agreement”) with Research Capital Corporation (“RCC Canada”) and Research Capital USA Inc. (together with RCC Canada, “RCC”) to amend the Company’s existing at-the-market equity program (the “ATM Program”). The Amended Distribution Agreement restates and supersedes the previous equity distribution agreement, dated June 29, 2023, between the Company and RCC to expand the prior Canadian at-the-market equity program to the United States.

On June 24, 2024, the Company announced that it has entered into a loan agreement with Seminole Financial Services, LLC (“Seminole”) for an initial US$2,600,000 construction to mini-perm loan (the “Seminole Loan”) that was used to complete construction of the Geddes Project located in Upstate, New York (the “Geddes Project”). The Company owns and operates the Geddes Project as a community solar project.

The material terms of the Seminole Loan are as follows:

●	the Seminole Loan was advanced as a construction loan having principal amount of $2,600,000;

●	upon substantial completion of the Geddes Project and the Geddes Project receiving permission to operate, the Loan converted into a mini-perm loan;

●	no shares were issuable in connection with the Seminole Loan; and

●	the Seminole Loan is secured against the assets associated with the Geddes Project and the Company has provided a guarantee of completion and payment.

Developments for the Year Ended June 30, 2025

SFF Acquisition

On July 8, 2024, the Company acquired all of the SFF Shares under the terms of the Arrangement Agreement, pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). As a result of the Arrangement, SFF is a wholly-owned subsidiary of the Company.

SFF owns 70 operating solar sites located in Ontario with a combined capacity of 28.8 MW operating under long term contracts with the IESO, and owns and is constructing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the Ontario IESO. SFF and the Company will have a combined capacity of approximately 47 MW, including the Company’s IPP assets. The Arrangement is expected to add recurring revenue from existing IPP assets of SFF: which historically was $9.2 million for SFF calendar year 2023; and $9.4 million for SFF calendar year 2022.

Under the terms of the Arrangement Agreement, the Company agreed to issue up to 5,859,561 Common Shares as consideration for the aggregate purchase price of up to $41.8 million, representing $4.50 per SFF Share acquired. The number of Common Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Arrangement Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Arrangement, the Company acquired SFF’s 70 operating solar power sites, along with its pipeline of BESS and electric vehicle charging stations.

The consideration for the Arrangement consists of an upfront payment of 3,575,632 Common Shares (valued at $25.53 million) that were issued on closing and a contingent payment of up to an additional 2,283,929 Common Shares (valued at $16.31 million) in the form of contingent value rights (“CVRs”) that were issued on closing. The Common Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the 2-debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. (“Evans & Evans”) will revalue the BESS portfolio, following which the Company has agreed to issue Common Shares in the aggregate value equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans plus the sale proceeds of any portion of the BESS portfolio that was sold, in either case divided by the Agreement Date VWAP. The maximum number of additional Common Shares issuable for the CVRs will be 2,283,929 Common Shares.

The Arrangement was carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and the transaction was approved at a special meeting held on June 19, 2024 (the “SFF Meeting”) by: (i) 99.50% of the votes cast by the SFF common shareholders and holders of SFF tracking shares (the “SFF Tracking Shares”) present in person or represented by proxy, voting together as a single class; (ii) 99.62% of the votes cast by SFF common shareholders present in person or represented by proxy, voting together as a separate class; and (iii) 98.75% of the votes cast by holders of SFF Tracking Shares present in person or represented by proxy, voting together as one separate class.

There are three classes of SFF Tracking Shares. Each class of SFF Tracking Shares is linked to a separate lawsuit where SFF is plaintiff seeking to recover damages for the termination of certain solar power project development contracts. If the lawsuit that is linked to a class of SFF Tracking Shares is successful, the shareholder of such SFF Tracking Shares will have the option to receive its pro-rata share of the net settlement award or to convert such amount into Common Shares.

Under the terms of the Arrangement, SFF shareholders received consideration of (i) $25.53 million, representing approximately $2.75 per SFF Share or 0.3845938 of a Common Share for every SFF Share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for Common Shares representing up to approximately $1.75 per SFF Share or up to 0.2456582 of a Common Share for every SFF Share.

Prior to the SFF Meeting, the Company converted $4.7 million of a receivable that is due from SFF to the Company into 1,052,599 SFF Shares for the purpose of voting such shares in favor of the Arrangement at the SFF Meeting.

All Common Shares issued in the Arrangement, including Common Shares issuable on conversion of the CVRs or SFF Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release Date	Percentage
Closing	0%
6 Months from Closing	5%
12 Months from Closing	5%
18 Months from Closing	5%
24 Months from Closing	5%
27 Months from Closing	20%
30 Months from Closing	20%
33 Months from Closing	20%
36 Months from Closing	20%

Base Shelf Prospectus

On May 8, 2025, the Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) has been filed with the United States Securities and Exchange Commission.

The Shelf Prospectus will enable the Company to make offerings of up to C$200 million of common shares, debt securities, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

Amended ATM Program

On October 3, 2024, the Company announced entered into the Second Amended and Restated Distribution Agreement with RCC to add H.C. Wainwright & Co., LLC (“Wainwright”) as a sales agent under the Company’s existing ATM Program.

On June 5, 2025, the Company proceeded with a renewal of the ATM Program. The Company was required to renew the ATM Program due to the expiry of the Company’s 2023 short form base shelf prospectus. The Company has entered into an equity distribution agreement (the “2025 Distribution Agreement”) with Wainwright, RCC and Research Capital USA Inc. (together with Wainwright and RCC, the “2025 Agents”) to renew the ATM Program.

BESS Projects

On December 16, 2024, the Company announced the financial closing of a combined project loan (the “RBC Loan”) in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent (the “Lender” or “RBC”). In December 2025, the credit agreement was amended to increase the total credit commitment to $28.1 million.

The RBC Loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW BESS projects to be located in Ontario (the “763 BESS Projects”), with project names SFF 06 and 903 respectively. The 763 BESS Projects are owned by a subsidiary of the Company, 1000234763 Ontario Inc. (“763 ProjectCo”), and 763 ProjectCo is the borrower under the terms of the RBC Loan.

In July 2023, the 763 BESS Projects were awarded contracts by the IESO under the Expedited Long-Term RFP (E-LT1 RFP). These contracts, which have a term of 22 years, include a fixed contract capacity payment of $1,221/MW per business day. The Company expects that once operational each project will have 4.74 MW of daily contract capacity available (at a capacity payment to 763 ProjectCo of $1,221/MW per business day) for 251 business days in a year.

The RBC Loan will initially be advanced as a construction loan facility (the “RBC Construction Facility”). The RBC Construction Facility shall be converted into a term loan (the “RBC Term Facility”) following the COD of each Project. The Loan also includes an ITC bridge facility (the “RBC ITC Facility”).

The RBC Loan is available for draw down by 763 ProjectCo based on its construction schedule for each of the BESS Projects and the satisfaction of relevant conditions precedent. The RBC Loan is secured by a first ranking security interest over all assets of the 763 ProjectCo.

The Company has an indirect 50% interest in 763 ProjectCo, with the remaining 50% held by a partnership formed by First Nations communities in Ontario.

The SFF 06 project commenced construction during February 2025 and reached COD in April 2026.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project, an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) were required from the Town of Armour, Ontario. On November 8, 2022, the 763 ProjectCo received a Municipal Support Resolution, which was unanimously approved by the Council for the Town of Armour. However, the OPA/ZBA were delayed as a result of certain public opposition and the Council’s evaluation of how to respond to such opposition. At a Council meeting for the Town of Armour held on January 13, 2026, the Council voted against the approval of the OPA/ZBA due to public opposition. The Company appealed this decision to the Ontario Land Tribunal (“OLT”), and a hearing was held on July 9, 2026. Subsequent to year end, on July 21, 2026, the OLT issued its decision approving the OPA/ZBA. The Company is now proceeding with the remaining permitting requirements, including Site Plan Approval and Planning Act consent, with the building permit application to follow. Construction of the project remains subject to receipt of these remaining approvals. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

The OZ-1 Project does not have a project loan and remains in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lacked certainty, and were not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal. Following an OLT hearing held on January 30, 2026, the OZ-1 Consent was approved with revised conditions acceptable to the Company. The remaining permitting process is being completed with the Municipality of Arran-Elderslie. On June 8, 2026, Council considered the Company’s Site Plan Approval application but elected not to vote on the application. Instead, Council directed the Company to continue working with municipal staff to address requested changes to the proposed road design and site access. The requested changes were introduced late in the permitting process and related to matters that had previously been approved through the entrance permit process. As the Company was unable to accommodate these requested changes at that stage of the permitting process, it filed an appeal with the OLT on July 7, 2026 on the basis of the Municipality’s failure to make a decision on the Site Plan Approval application. The Company is currently awaiting a hearing date. A delay in obtaining the remaining permits has delayed commencement of construction and commercial operation beyond the originally planned timeline. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has provided the IESO with notice of a potential force majeure event arising from the permitting delays. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

As a result of permitting delays, the Company and its battery storage systems supplier (the “Supplier”) were in discussions to terminate the contracts for the OZ-1 Project on mutually agreeable terms. Once permitting certainty is achieved for the OZ-1 Project, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. A termination arrangement has now been concluded pursuant to which the parties agreed to terminate the OZ-1 Project’s equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to the OZ-1 Project, and PowerBank paid the Supplier a termination fee of $475,000 along with a reimbursement of certain retrofit costs in the amount of $100,000, in addition to any amounts due for services performed to date. Final completion deadlines for the remaining projects are also being adjusted. As part of the settlement, the outstanding OZ-1 accounts payable of approximately $4.1 million were released, in addition, $3.1 million of the amounts previously paid to the Supplier was applied to the 903 project and SFF 06 project, reducing the related project payables. Finally, PowerBank paid $512,000 for an extended warranty for the SFF-06 and 903 projects.

There are several risks associated with the development of the BESS Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company and the ability of the Company to meet the conditions to draw down the funds available under the RBC Loan, the risks associated with the construction of a battery energy storage project and the degradation of battery storage capacity over time based on the number of discharge cycles. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic.

Qcells Transaction

On January 6, 2025, the Company announced that Qcells, through an affiliate, has entered into agreements to acquire from the Company a total of four ground-mount solar power projects that are under development in upstate New York (the “Qcells Projects”) representing 25.577 MW DC. The Qcells Projects are known as Gainesville, Hardie, Rice Road and Hwy 28.

Qcells is a subsidiary of South Korea’s Hanwha Solutions (KRX: 009830). Qcells is one of the world’s leading clean energy companies, recognized for its established reputation as a manufacturer of high-performance, high-quality solar cells and panels, portfolio of intelligent storage systems, and growing international pipeline of large-scale renewable energy projects. The company is headquartered in Seoul, South Korea (Global Executive HQ) with its diverse international manufacturing facilities in the U.S., Malaysia, and South Korea.

The Company originated the sites in upstate New York and the Qcells Projects have received positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). The Qcells Projects will be developed as four separate solar power projects (subsequently the Company has repurchased two of the projects. See “Developments for the Year Ended June 30, 2026). The Company was to continue to build the Qcells Projects for Qcells to commercial operation via EPC agreements. The sale of the Projects and EPC agreement had a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the Qcells Projects following the completion of construction.

Once completed, the Qcells Projects will be operated as community solar projects. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home. The Qcells Projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program.

There are several risks associated with the development of the Qcells Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for Qcells, the risks associated with the construction of a solar energy project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar energy projects, which could result in future projects no longer being economic. Qcells will pay the purchase price for the Qcells Projects, and construction costs under the EPC agreements, in stages. If Qcells does not obtain the necessary financing, the Company is obligated to reacquire the projects subject to retention of an initial payment. Subsequently two of the four Qcells Projects were reacquired by the Company.

Camillus Property

On March 18, 2025, the Company announced that its 3.26 MW Camillus Solar Project (the “Camillus Project”) has been sold to, and will now be constructed for, Solar Advocate Development LLC (“Solar Advocate”). The Camillus Project was constructed as a 3.26 MW DC ground-mount solar power project on a closed landfill site and will operate as a community solar project. The Company built the Camillus Project for Solar Advocate to commercial operation via an EPC agreement dated March 18, 2025. The sale price for the Camillus Project, and value of the EPC agreement, are approximately US$7.3 million.

Equity Offering

On March 24, 2025, the Company announced that it had closed a registered direct offering of 2,394,367 units (the “2025 Units”) at a price of US$3.55 per 2025 Unit, for aggregate gross proceeds of approximately US$8.5 million (the “2025 Offering”). Each 2025 Unit was comprised of one Common Share and one Common Share purchase warrant (each, a “2025 Warrant”) The 2025 Warrants are exercisable immediately, at an exercise price of US$4.45 per Common Share, and will expire on March 24, 2030.

The Company used the net proceeds from the 2025 Offering to advance its independent power producer assets including battery energy storage system projects and a community solar project in New York, along with for working capital and other general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the 2025 Offering. In connection with the 2025 Offering the Company and A.G.P./Alliance Global Partners entered into a letter agreement (the “2025 Placement Agent Agreement”) dated March 20, 2025 pursuant to which A.G.P./Alliance Global Partners acted as exclusive placement agent for the 2025 Offering. Pursuant to the terms of the 2025 Placement Agent Agreement, A.G.P./Alliance Global Partners received a cash fee of 7.0% of the gross proceeds of the 2025 Offering and placement warrants (the “Placement Warrants”) equal to 5% of the 2025 Units issued in the 2025 Offering. Each Placement Warrant is exercisable for a Common Share, after a period of 12 months, at an exercise price of US$4.615 per Common Share, and will expire on March 24, 2030.

Data Center Expansion

The Company announced in November 2024 that it is strategically expanding into the rapidly growing data center market. Since that time, it has been evaluating a pipeline of potential data center opportunities. In alignment with its commitment to harnessing clean energy technologies, the Company intends to pursue opportunities as a developer, owner, and strategic partner in data center infrastructure, supporting the demand for high-performance, sustainable energy solutions within the sector.

There are several risks associated with the development of any data center. While the Company is expanding into the data center industry, it does not currently have any data center projects under development or that it has secured rights to. It is in discussions with various other parties regarding potential data center opportunities and will provide details in a future news release if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

CIM Transaction

The Company previously announced, on May 6, 2025, that it had entered into a non-binding mandate letter (the “Mandate Letter”) with CIM Group (“CIM”) contemplating up to US$100 million of project-based financing in support of a portfolio of solar power projects located in the United States (the “CIM Transaction”). As originally contemplated under the Mandate Letter, the CIM Transaction was to be structured as a preferred equity investment by CIM into a newly formed entity to be jointly owned with Abundant Solar Power Inc. (“ASP”), a wholly owned subsidiary of the Company.

During the year ended June 30, 2026, the Company and CIM continued to advance the proposed financing, in the course of which the parties refocused the contemplated transaction toward a secured development loan to ASP in support of 14 of the Company’s New York Community Solar Portfolio projects (collectively, approximately 48 MWdc). CIM was undertaking due diligence review with regards to the proposed financing and the Company and CIM intended to negotiate the terms of definitive agreements for this potential loan.

As of the date of this Annual Report, the Mandate Letter has expired and the Company’s expectation is that CIM Transaction will not proceed.

Nova Scotia Projects

The Company is developing three community solar projects in Nova Scotia known as Sydney, Brookyln and Petpeswick. The projects are owned by AI Renewable Flow-through Fund and the Company is the lead developer and builder for the projects. The Company will partner with local Nova Scotia’s trusted engineering firm, Trimac Engineering, to deliver the projects. With permits secured and interconnection underway, construction is expected in 2027 and this positions the Company to generate near-term EPC revenues while building long-term recurring income through O&M contracts.

The Canadian Federal government and the Province of Nova Scotia are very supportive of Community Solar, with a number of incentives, including the Smart Renewables and Electrification Pathways Program, Indigenous-Led Clean Energy Stream, and the Low Carbon Communities program. Community solar is a cornerstone of Nova Scotia’s bold commitment to achieve 80% renewable energy by 2030 and net-zero by 2035.

Unlike traditional rooftop systems, community solar allows renters, businesses, and homeowners to subscribe to the solar farm and receive bill credits and savings of $0.02/kWh—without installing any equipment. Project feeds directly into the local electricity grid and offers a flexible, accessible way for Nova Scotians to participate in the clean energy transition.

Developments for the Year Ended June 30, 2026

Project Sale

On December 22, 2025 the Company announced the sale of its Elmira, Jordan Road 1, and Jordan Road 2 solar power projects (the “Solar Advocate Projects”) to Solar Advocate Development LLC (“Solar Advocate”). The transaction, valued at approximately US$41 million, included PowerBank’s continued engagement to construct the Solar Advocate Projects through to commercial operation. The three community solar projects represent a combined generation capacity of 16.87 MW.

Each EPC agreement for the Solar Advocate Projects included a corresponding guarantee agreement entered into between Solar Advocate and the Company that provided that Solar Advocate had, if it was not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign any or all of the Solar Advocate Projects back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. Solar Advocate has provided notice exercising the Sell-Back Right for all three projects. As a result, this transaction has been terminated and the $4 million USD that was advanced to PowerBank shall be returned to Solar Advocate. PowerBank is continuing to evaluate its plans for the Solar Advocate Projects which could include developing as owned IPP assets or selling them to another third party.

ATM Program Update

The Company also announced that it has entered into an equity distribution agreement (the “2026 Distribution Agreement”) with Wainwright and RCC (together, the “Agents”) to renew the ATM Program. There can be no assurance that the Company will issue and sell any common shares under the ATM Program. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined by the Company.

The Company may issue up to $50,000,000 USD of common shares of the Company (the “Offered Shares”) from treasury under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. (“Cboe”) and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the 2026 Distribution Agreement. Unless earlier terminated by the Company or the Agent as permitted therein, the 2026 Distribution Agreement will terminate upon the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches USD $50,000,000.

The Company will pay the Agents a commission of up to 3.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the 2026 Distribution Agreement.

Geddes Project

On July 29, 2025, the Company announced that its 3.79 MW Geddes Solar Power Project (the “Geddes Project”) is now fully operational. On November 4, 2025 the Company announced that the Geddes Project has received its Commercial Operation Payment of US$1.47 million through the New York State Energy Research and Development Authority NY-Sun Program. The Geddes Project qualified for the Megawatt Block, Community Adder, and Landfill/Brownfield Adder under the program. The Geddes Project is also expected to receive an additional US$245 thousand through the Inclusive Community Solar Adder, also through NY-Sun.

The Company previously announced its intention to allocate the net cash generated by the Geddes Project to acquire Bitcoin. The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management in its discretion based on the net cash produced by the Geddes Project after taking into consideration capital and operating costs, and debt service obligations. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of PowerBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this Annual Report, no Bitcoin purchases have been made and the Company has determined to not proceed with any Bitcoin purchases.

Nova Scotia Project Incentives

On August 19, 2025, the Company announced that that the Sydney, Brooklyn, and Petpeswick Community Solar projects in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program.

Qcells Project

Two of the four projects sold to Qcells have commenced construction (Hardie and Rice Rd). The development and construction of the Qcells Projects was subject to the receipt of required permits. As the Gainesville and Highway 28 projects have not at this time received the required permits, Qcells has provided notice to PowerBank to resell the Gainesville and Highway 28 projects back to PowerBank (the “Sell-Back Notice”). As a result of the Sell-Back Notice, the transactions for those two projects have been terminated and any funds advanced to PowerBank will be returned to Qcells. PowerBank remains confident in the underlying value of both assets. PowerBank will evaluate its strategic options for the Gainesville and Highway 28 projects, which may include developing them as owned independent power producer (IPP) assets or pursuing a sale to another third-party buyer. The Hardie and Rice Road projects are already under construction and are not affected by the Sell-Back Notice.

Honeywell Operations and Maintenance Agreement

On June 30, 2026, the Company announced that its wholly owned subsidiary Abundant Solar Power Inc. has executed an Operations and Maintenance Services Agreement with Honeywell International Inc. (NASDAQ: HON) (“Honeywell”) to provide operations and maintenance services for a 21 MW portfolio of three projects named SB 13-1, SB 13-2, and SB-14. The projects are built on an industrial brownfield owned by Honeywell, which is regulated by the New York State Department of Environmental Conservation. The projects have been moved from Honeywell International Inc. to Honeywell Aerospace Inc., following the planned spinoff of Honeywell Aerospace on June 29, 2026. In September 2023, the Company completed the sale of the projects to Honeywell and entered into an engineering, procurement, and construction agreement to build the projects through to commercial operation.

Nodiac Agreement

On June 29, 2026, the Company announced an agreement (the “Nodiac Agreement”) with Nodiac Corp. (“Nodiac”), a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with renewable energy assets. The Nodiac Agreement provides a framework to leverage PowerBank’s portfolio of solar and BESS sites in the United States for the purposes of deployment of distributed AI compute infrastructure on such sites. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive terms in the form of a project economics schedule to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a project economics schedule, receipt of required permits, technical feasibility and financing arrangements being in place.

Nasdaq Listing Notification

On April 7, 2026 the Company announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between February 19, 2026, through April 1, 2026, the bid price for the Company’s common shares had closed below the minimum US$1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Company’s common shares on The Nasdaq Global Market. The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 29, 2026, to regain compliance (the “Compliance Period”). Pursuant to the Notice, if at any time during the Compliance Period the closing bid price of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and such matter will be closed. If the Company fails to regain compliance with the Minimum Bid Price Rule during the Compliance Period, the Company may consider applying to transfer its securities from The Nasdaq Global Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until March 28, 2027, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing. The Company has applied for such a transfer and an additional 180-calendar-day compliance period on the basis that it will complete a share consolidation, if required during that period, to comply with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be eligible for the additional 180-calendar-day compliance period, if applicable, or that Nasdaq staff will grant the Company’s request for continued listing.

Appointment of President

On February 18, 2026, PowerBank announced the appointment of Mr. Andrew van Doorn as President & Chief Operating Officer.

NYGB Loan

On December 31, 2025, the Company announced that it and its subsidiaries have entered into a loan agreement with NY Green Bank (“NYGB”), a division of NYSERDA, a state-sponsored specialized fund that invests in New York State’s clean energy markets, for a revolving credit facility to provide US$8 million (the “NYGB Loan”) for the interconnection deposit for a portfolio of 50 MW of distributed solar power and battery energy storage projects in New York State. The Company will add projects to the portfolio beyond the initial 50 MW as they are ready. The deposits are refundable if the project does not reach commercial operation. Due to the refundability of the deposits, the NYGB Loan provides a key revolving source of capital that allows PowerBank to execute on its development pipeline. As projects are monetized or reach commercial operation, PowerBank will be able to redeploy the proceeds of the NYGB Loan for additional projects. The material terms of the NYGB Loan are as follows:

●	the NYGB Loan will be advanced against payment of interconnection deposit payments to local utilities in New York in connection with the projects;

●	initial principal amount is up to US$8 million, provided that NYGB Loan in its discretion may increase the principal amount to up to US$12 million;

●	no shares are issuable in connection with the NYGB Loan; and

●	the NYGB Loan is secured against the assets associated with the projects and the Company has provided a guarantee of payment.

Project Development

In July 2025, the Company announced that its 7.2 MW Hoadley Hill Road ground-mount solar project in upstate New York has officially cleared a key milestone: the Coordinated Electric System Interconnection Review (“CESIR”).

In August 2025, the Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

In August 2025, the Company announced its 3.16 MW Honesdale ground-mount solar project in Pennsylvania has secured site control, enabling progression to the interconnection study phase. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In August 2025, the Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In September 2025, the Company announced the project Jordan Rd (1&2) have secured all required municipal approvals, including variances, site plan approval and special use permit. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In September 2025, the Company announced its 2.8 MW Day Hollow ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In October 2025, the Company announced an update on its 2.6 MW Elmira ground-mount solar project in upstate New York has secured site control. The project has secured several municipal approvals, including site plan approval and special use permit. The project has also received a negative declaration under the State environmental quality review act, and, subject to the receipt of financing, is able to begin construction before the end of the calendar year. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In October 2025, the Company announced its 1.76 MW Hemlock Hill ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In October 2025, the Company announced that executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC. PowerBank intends to develop, finance and construct the projects, which include a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

In October 2025, the Company announced it has executed a lease agreement on a 6.9 MW DC ground-mount solar power project known as the NY-Crawford Rd project in the Capital District, New York. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

On December 2, 2025 the Company announced the execution of equipment procurement agreements for 15 late-stage distributed solar and energy storage projects (the “NY Projects”) across New York State through wholly owned subsidiaries. The NY Projects are expected to bring approximately 67 MW DC of solar and 11 MWh of energy storage to the State. This procurement is expected to enable the NY Projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025 (“OBBBA”). Further, on June 9, 2026, the Company announced the execution of equipment procurement agreements for an additional 8 distributed solar and energy projects (together with the NY Projects, the “Projects”) across New York and Pennsylvania through its US subsidiary Abundant Solar Power Inc. Physical work on the procured equipment is expected to safe harbor the NY Projects by December 31, 2025. The NY Projects will have met the IRS Physical Work Test prior to the July 4, 2026 deadline for the IRS Physical Work Test under the OBBBA.

The value of the Investment Tax Credits associated with the NY Projects being harbored safely through this procurement is estimated at US$94.765 million, while the total construction value of the portfolio is estimated at US$242.3168 million.

Investment Tax Credits have been available for solar projects since 2006, providing a 30% tax credit for commercial solar installations that meet specific requirements, with opportunities for ITC bonus adders. The OBBBA, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits.

The Company has been working to complete the permitting process and secure the necessary financing for the construction of the NY Projects.

PowerBank has the option to continue as the owner on some or all of the NY Projects under its expanding portfolio as an Independent Power Producer and intends on delivering the full EPC scope for the NY Projects whether it retains ownership or not.

The NY Projects range in size from 500 kW DC to 7 MW DC for distributed solar, and 1.2 to 8 MWh for battery energy storage systems. The combined power from the 15 NY Projects could power approximately 7,500 homes in the State. Once completed, the NY Projects will be operated as either community solar or net-metered projects.

On March 3, 2026, the Company and GrandBridge Corporation announced an agreement to jointly develop and invest in solar energy and battery storage projects in Ontario. The Agreement establishes a collaborative framework for developing electricity storage and generation projects with nameplate capacity of 2 MWac or greater within GrandBridge Energy’s service territory in Ontario, Canada. The projects are intended to be developed for submission under the Independent Electricity System Operator (IESO) Request for Proposals (RFPs), Local Generation Programs, and alternative procurement opportunities including Virtual Power Purchase Agreements (VPPAs).

On April 13, 2026, the Company announced that it has executed a lease agreement on a 5 MW AC hybrid solar plus battery energy storage project known as the NY-Conklin Hill Rd project, in upstate New York. The project is expected to be eligible for incentives under the NYSERDA NY-Sun Program and the Retail Storage Incentive Program.

On May 5, 2026, the Company announced that the 4.99 MW Battery Energy Storage System project in Cramahe, Ontario, also known as BESS SFF 06, has reached Commercial Operation and commenced revenue producing operations.

On May 21, 2026 the Company announced that it has executed three lease agreements on battery energy storage systems (BESS), known as the Round Hill Rd project, the Montana Rd project and Genesee Rd project, in upstate New York. Each project has the capacity to hold up to 5 MW AC and discharge over 4 hours, totaling 60 megawatt hours (MWh) of combined battery energy storage capacity. The projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority Retail Storage Incentive Program and compensation under New York’s Value of Distributed Energy Resources (VDER) mechanism. The Company is in the process of initiating the preliminary screening analysis as part of the interconnection process. Assuming receipt of interconnection approval, the Company will work to complete the permitting process and secure the necessary financing for the construction of the projects.

On June 26, 2026, the Company announced that it has been awarded a contract (the “Farmingdale Contract”) to construct a photovoltaic array, electric vehicle chargers and associated infrastructure for the United States Federal Government (the “Farmingdale Project”). The Farmingdale Contract was awarded to the Company’s US subsidiary Abundant Solar Power Inc. and was granted by the United States Department of Defense and the Department of the Army for the Armed Forces Reserve Center (“AFRC”) Farmingdale in Farmingdale, New York (the “Farmingdale Project Owner”). The AFRC Farmingdale facility serves the Army Reserve, the Naval Reserve, the Marine Corps Reserve, and the New York National Guard. The Farmingdale Contract has an expected value of US$2.95 million and the ownership of the Farmingdale Project will be retained by the Farmingdale Project Owner.

Orbit AI

The Company has entered into a Collaboration Framework Agreement with Smartlink AI Limited dba Orbit AI (“Orbit AI”).

Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services.

Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

On February 12, 2026, PowerBank announced a definitive subscription agreement for a strategic investment of US$500,000 by PowerBank into Orbit AI. Orbit AI’s Chief Financial Officer is related to PowerBank’s CEO and Director, Dr. Richard Lu. Dr. Lu has disclosed this relationship to the PowerBank’s Board of Directors and abstained from voting on the approval of this transaction. On April 7, 2026, the Company announced that it and Orbit AI have mutually agreed to terminate the Company’s proposed strategic investment of US$500,000. A collaboration agreement remains in place and the Company continues to discuss collaboration opportunities with Orbit AI.

Developments Subsequent to the Year Ended June 30, 2026

2026 Offering

On July 1, 2026 that it has closed a registered direct offering of 7,000,000 common shares of the Company with two new long term institutional investors (the “2026 Offering”). U.S.$4.2 million was funded upon the closing of the 2026 Offering, before deducting placement agent fees and other estimated 2026 Offering expenses. The Company intends to use the net proceeds from the 2026 Offering for delivery of its independent power producer project portfolio, working capital and general corporate purposes. In connection with the 2026 Offering the Company and A.G.P./Alliance Global Partners entered into a letter agreement (the “2026 Placement Agent Agreement”) dated June 30, 2026 pursuant to which A.G.P./Alliance Global Partners acted as exclusive placement agent for the 2026 Offering. Pursuant to the terms of the 2026 Placement Agent Agreement, A.G.P./Alliance Global Partners received a cash fee of 6.0% of the gross proceeds of the 2026 Offering.

Compensation Update

The Company has entered into amending agreements with certain of its executive officers, each as described below:

●	Amendment to consulting agreement dated July 1, 2026 between the Company and Art Vancouver Productions Inc. (the “Wayrynen Amending Agreement”), pursuant to which Mr. Matthew Wayrynen will continue to provide services to the Company as Executive Chair. Pursuant to the Wayrynen Amending Agreement, the monthly fee for the services of Mr. Wayrynen will be increased to C$50,000 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

●	Amendment to consulting agreement between the Company and Light Voltaic Corporation (the “Lu Amending Agreement”) dated July 1, 2026, pursuant to which Dr. Richard Lu will continue to provide services as the Chief Executive Officer of the Company. Pursuant to the Lu Amending Agreement, the monthly fee for the services of Dr. Lu will be increased to C$66,875 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

●	Amendment to the consulting agreement between the Company and The Phoenix Trendz Inc. (the “Zheng Amending Agreement”) dated July 1, 2026, pursuant to which Ms. Tracy Zheng will continue to provide services as the Executive Vice President, Corporate Development of the Company. Pursuant to the Zheng Amending Agreement, the monthly fee for the services of Ms. Zheng will be increased to C$33,334 (plus applicable taxes) and is subject to further increase to up to C$50,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

All of the agreements set forth above have a term of five years.

The Company also entered into a series of amending agreements with three members of its advisory board and a corporate advisor. The terms of such agreements are for a five-year period. Under the amended terms, each individual advisor will receive a monthly fee of C$50,000, payable in a combination of cash and Common Shares. The corporate advisor continues to receive a monthly fee of US$50,000. The fees may be increased upon the completion of equity or debt financings by the Company above specified thresholds.

PowerBank also entered into an amending agreement with its General Counsel. Under the amended terms, its General Counsel will receive a monthly fee of C$50,000, payable in a combination of cash and Common Shares. The fees may be increased upon the completion of equity or debt financings by the Company above specified thresholds.

The compensation disclosed in this Annual Report, along with the fees payable to the Company’s independent directors (C$112,500 total for all independent directors for each calendar quarter), are, at the election of the Company and subject to stock exchange approval, payable in shares of the Company on a quarterly basis based on the closing market price of the Company’s shares on the last trading day of each quarter.

In addition to the above, the Company has also made grants of restricted share units within the current limits set out in its restricted share unit plan to certain directors, officers, employees and consultants.

Chief Financial Officer

On August 24, 2026 the Company announced the appointment of Nicole Rusaw, CPA, CA, as Chief Financial Officer, effective immediately. Ms. Rusaw succeeds Sam Sun and will oversee the Company’s financial strategy as PowerBank continues to scale its North American energy infrastructure platform and expand into new growth areas, including supporting digital infrastructure.

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams, that are discussed in this paragraph. For Commercial and Industrial (“C&I”) end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management, create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above, which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar photovoltaic (“PV”) projects that totals approximately 201.3 MW and BESS projects that total approximately 756.0 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	57.6	22.6	35.0
Under Construction	15.5	-	15.5
Advanced Development	130.0	3.4	126.6
Development	754.2	730.0	24.2
Total	957.3	756.0	201.3

In 2025 the U.S. President issued and later modified a reciprocal-tariff regime that imposes an additional duty on most imports. These reciprocal tariffs apply in addition to any other trade measures. Separately, the U.S. Department of Commerce (“Commerce”) issued final antidumping and countervailing duty determinations in April to June 2025 on crystalline-silicon photovoltaic cells/modules from Cambodia, Malaysia, Thailand, and Vietnam, resulting in significant cash-deposit requirements for many exporters. Those changes raise landed costs and increase documentation and pricing volatility for solar import supply. To mitigate the impacts, the Company (i) prioritizes U.S. and allied-country supply, (ii) pursues the domestic-content adder for the Investment Tax Credit under the Inflation Reduction Act which provides an additional 10% tax credit for projects that meet U.S. content requirements, enhancing project returns.

In July 2025, the U.S. government enacted the OBBBA which accelerates the phase-out of the Clean Electricity Production Credit (Section 45Y) and the Clean Electricity Investment Credit (Section 48E) for wind and solar. Under IRS Notice 2025-42, a wind or solar facility placed in service after December 31, 2027 is ineligible unless beginning of construction (BOC) occurs by July 4, 2026. OBBBA also introduces new Foreign Entity of Concern (FEOC)-related guardrails; Treasury/IRS have signaled further guidance, and Department of Energy FEOC interpretations remain the baseline for what constitutes FEOC ownership, control, or jurisdiction.

To mitigate the impacts of evolving regulations the Company is to secure eligibility and accelerate cash generation by (i) safe-harboring—establishing beginning of construction (BOC) on or before July 4, 2026 through physical work of a significant nature; (ii) monetizing early—selling projects and leveraging credit transferability to convert tax credits to cash, in order to monetize as many qualifying projects as quickly as possible and recycle capital into additional projects that can achieve BOC; and (iii) ensuring supply-chain compliance and offsets—pre-qualifying FEOC-clean suppliers (BESS cells/modules, inverters, BOS) against DOE FEOC criteria and pursuing the domestic-content bonus using the IRS Notice 2024-41 safe harbor where cost-effective to offset tariff-driven inflation. In addition, BESS projects will remain eligible for tax credits beyond the dates noted above. The Company is growing its pipeline in this area.

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Cautionary Note Regarding Forward-Looking Information” for additional discussion of the assumptions and risk factors associated with the statements in this section.

Significant Acquisitions

The Company has made no significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

B.	Business Overview

General Development of the Business

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development, construction and operation of solar photovoltaic (“PV”) power generation projects and Battery Energy Storage Systems (“BESS”) projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects and BESS.

The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc., and in 2016 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

The Company’s success started with the renewable Feed-In-Tariff (“FIT”) program for rooftop and ground mount solar arrays in Ontario, Canada. Since then, the Company has established itself as a trusted developer, engineer, builder and asset operator that enables the proliferation of renewable and clean energy in the pursuit of Net Zero carbon emission goals in the fight against climate change and global warming.

The Company’s core competency is in deeply understanding and mastering the ‘local playbook’ of standard offer programs in numerous energy markets in North America allowing it to successfully gain market share while maintaining low overhead and capital-at-risk. The Company provides simple, reliable, and energy-resilient solutions to its customers that significantly reduce their carbon footprint. The Company has extensive experience working with 1,000+ customers including municipalities, First Nations, community co-operatives, regional economic planning authorities, commercial and industrial businesses, and landowners that value the numerous benefits of resilient renewable energy solutions.

The Company’s leadership team has over 100 years of combined expertise in the renewable and clean energy industry coupled with a strongly defined philosophy and financial vision for successful growth. The team brings expertise in site origination, utility grid interconnection, permitting, financing, Engineering, Procurement and Construction (“EPC”), Operation & Maintenance, and asset management of solar PV power plants to the renewable and clean energy industry. As a total solution provider, the Company brings certainty at speed and scale in site control, government relations, grid interconnection, global supply chain and project financing to bring grid-connected solar power plants to productive operation.

The Company focuses on grid connected solar PV electricity power plants and BESS. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or Power Purchase Agreement (“PPA”) clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and BESS for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company secures sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

●	Independent Power Producer: The Company commenced operating as an IPP in 2023. Previously the Company was carrying out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

●	O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.

●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.

●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

In carrying out its O&M services, the Company’s service standards are set out in its O&M contracts. These service standards have been developed over time based on experience and industry best practices. Referring to government agencies and industry associations such the National Renewable Energy Laboratory in the United States and Solar Power Europe, the standards have been developed based on industry experience, reliability, resilience and maximizing system output. Afterwards experience in the field and the close monitoring of system performance has allowed the standards to develop as to adapt to site specific conditions and achieve the highest system output and up time possible. Some references used in the development of the Company’s service standards are as follows: (i) Best Practices for Operation and Maintenance of Photovoltaic and Energy Storage Systems, 3rd Edition National Renewable Energy Laboratory, Sandia National Laboratory, SunSpec Alliance, and (ii) the SunShot National Laboratory Multiyear Partnership PV O&M Best Practices Working Group Operations and Maintenance Best practices guidelines version 5.0 by Solar power Europe.

The Company generates revenues through EPC services, O&M services and IPP operations via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers, community solar, and net metering projects under programs such as FIT, Value of Distributed Energy Resources (“VDER”) and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

Since incorporation, the Company’s team delivered value in Ontario’s FIT program with the completion of hundreds of projects, New York’s Community Solar Program, and an RFP issued by the Maryland Department of Transportation. As a developer, full-service EPC contractor, and asset O&M manager, the Company has been successful in the renewable and clean energy industry working with 1,000 plus stakeholders including property owners, municipalities, indigenous people, co-operatives, electric utilities and regulatory agencies. The Company designed and constructed hundreds of solar power plants, including C&I rooftop installations and ground mount solar farms of varying scale. The Company’s management team has developed, financed and built over 600 C&I projects in Ontario, Minnesota and New York. Through its contracted customer care centers in Boston and Chicago the Company serves retail electricity customers as community solar subscribers.

The table above sets out contracts awarded as opposed to projects built.

The Company’s success in the solar energy market is a result of its creativity, innovation, and ability to think outside of the box, in designing responses to the growing challenges facing the power industry. The Company has managed over $300 million in project financing to-date and has access to low-cost development financing by collaborating with tax-advantaged investment funds seeking CRCE in Canada or federal ITCs in the United States. A tax advantaged investment fund is an investment fund that passes through tax credits to its investors providing investors with tax benefits that allow such funds to offer lower returns to investors. This in turn means that the Company can access funding from such investment funds at a lower cost of capital. There is a risk that if tax credits are eliminated or reduced in the future that such investment funds will have difficulty raising capital and as a result the Company may no longer have access to this form of financing.

Image above presents Solar Flow-Through Funds’ 70 solar photovoltaic generation projects totalling 28.8 MW DC. The projects operate under the Ontario FIT program.

Principal Products and Services

Leveraging the Company’s development expertise means that it can finish turnkey solar projects in an efficient and timely manner. The Company’s process has five phases: Site Origination; Development; Financing; Engineering, Procurement and Construction; Operation & Maintenance and Asset Management. This process has been tested and verified and has brought the Company success.

Phase 1 - Site Origination to Bankable Lease

●	Policy analysis: Political analysis, environmental, permitting, land use.

●	Prioritize low-cost interconnection sites.

●	Financial analysis: Incentive framework, IRR analysis and relevant investment threshold.

●	Site control: identification, evaluation and execute bankable lease to grow its greenfield Pipeline with efficient site acquisitions, affordable land with low property tax rates.

●	Acquisition of development pipelines.

Phase 2 - Development to Notice To Proceed (NTP)

●	Evaluate and prioritize projects with the highest likelihood of success.

●	Grid interconnection studies: detailed discussions with the electrical utilities to determine the most economical methods of connecting the projects to the electrical grid, could result in Connection Impact Assessments, Connection Cost Assessments, Connection Agreements.

●	Permitting: municipal, state and/or federal permits and approvals, site plan optimization and approval, multiple approvals from zoning, planning and town boards and city council are required depending on the type and size of the project. Projects may also involve a county level review.

●	Environmental and required regulatory permits to ensure that the project will not significantly negatively impact the surrounding natural environment.

●	Incentives and PILOT/Tax.

●	PPA rates, off-taker credit, post-contract assumptions.

Phase 3 - Financing

●	Sponsor equity: Draw on sponsor equity commitments from family office and other investors.

●	Investment tax credit: Source tax equity from providers.

●	Long-term debt: Opportunistically add project-level debt or bank leverage to maximize returns.

●	Construction Financing: project cost and budgeting.

Phase 4 - Delivery: Engineering, Procurement and Construction to COD/PTO

●	EPC selection and negotiation, vet EPC partners based on experience and track record, run targeted RFPs with firms that the company has a close relationship with.

●	Further fieldwork such as geotechnical investigation, legal or topographical surveys, and site assessments.

●	Electrical, civil, mechanical and structural engineering design, including erosion and sediment control plan, Issue For Construction drawings.

●	Construction permits such as building permits and entrance and address permits.

●	Procurement: supplier negotiation on price and on-time delivery to the sites (solar panels, racking, inverter and BOS), procurement of electrical equipment is a critical step done as soon as the engineering phase has finalized its design. Some equipment such as transformers can take up to 16 weeks of lead time for delivery.

●	Work closely with local utilities and EPC firms to streamline the construction process.

●	Contracting: installers contracting.

●	Fencing and Safety: Fencing of the project site, coordinating with existing facilities and preparing safety measures.

●	Construction control: on budget, on schedule, regular site visits, QA/QC, PO and change order management.

●	System commissioning, coordination of all jurisdictional inspections and approvals, identification and correction of deficiencies, site commissioning inspections and tests must be passed. These include electrical commissioning and creation of as-built drawings and finalized package, and COD/PTO.

●	Site permits closing, site cleanup, landscaping, financial closing support, and coordinating with the utility to receive a final acceptance letter.

Phase 5 - O&M, Subscriber Management, and Asset Management

●	Project handover, acceptance, and O&M for high production.

●	100% subscription, 100% credit allocation, and utility reconciliation.

●	Asset management: contract management, financial reporting, regulatory filings.

Principal Markets

People need energy for nearly everything they do. The majority of the energy sources on earth are still coal and natural gas, representing close to 60% of global electricity supply.1 However, fossil fuel reserves are limited.

Conversely, the sun has all the energy our civilization needs. About 173,000,000 GW of Solar energy continue to reach the Earth’s surface.2 The US Department of Energy revealed that about 430 quintillion Joules (1.19e+14 kWh) of solar energy strikes the earth every hour.3 A single hour of solar energy could provide enough energy to power the planet for a year. Unlike conventional energy sources, it will take 5 billion years for the sun to run out of fuel.4

93% of the global population lives in countries that have an average daily solar PV potential between 3.0 and 5.0 kWh/kWp.5 Because of this abundance of solar power, we only need a small percentage of the planet’s surface to harvest enough energy to power the planet. For example, in Ethiopia just 0.005% of the country’s land area could generate sufficient power to cover existing needs, and in Mexico that figure is just 0.1%.6

1 International Energy Agency. Global Energy Review2020. https://www.iea.org/reports/global-energy-review-2020/renewables

2 Pierce, E.R. (2016). Top 6 Things You Didn’t Know About Solar Energy. U.S. Department of Energy. www.energy.gov/articles/top-6-things-you-didnt-know-about-solar-energy.

3 Ashrafun Nushra Oishi, A.N., Meer Shadman Shafkat Tanjim and M. Tanseer Ali (2019). Loss Analysis of Market Available Solar Cells and Possible Solutions. Journal of Scientific & Engineering Research, Volume 10, Issue 9, September-2019 ISSN 2229-5518.

4 Scudder, J. (2015). The sun won’t die for 5 billion years, so why do humans have only 1 billion years left on Earth? https://phys.org/news/2015-02-sun-wont-die-billion-years.html

5 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

6 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

Solar PV potential varies across Canada, with the highest insolation in southern Saskatchewan, Alberta, Manitoba, and Ontario, and the lowest in northern and coastal regions.7 The National Energy Board of Canada expects that by 2040, solar power will generate 13% of the country’s electricity.8

Solar power is more affordable, accessible, and prevalent in the United States than ever before. From just 0.34 GW in 2008, U.S. solar power capacity has grown to an estimated 97.2 GW as of 2024.9 This is enough to power the equivalent of 18 million American homes at average consumption.10 Today, over only a small percentage of U.S. electricity comes from solar energy. According to the US Department of Energy, with aggressive cost reductions, enabling policies, and large-scale electrification, solar could account for as much as 40% of the nation’s electricity supply by 2035 and as much as 45% by 2050.11

7 Market Snapshot: Which cities have the highest solar potential in Canada? (2018) https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2018/market-snapshot-which-cities-have- highest-solar-potential-in-canada.html

8 National Energy Board. Canada’s Energy Future 2017: Energy Supply and Demand Projections to 2040 (2017) https://www.cer-rec.gc.ca/en/data-analysis/canada-energy-future/archive/2017/2017nrgftr-eng.pdf

9 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

10 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

11 U.S. Department of Energy. Solar Futures Study (2021) https://www.energy.gov/sites/default/files/2021-09/Solar%20Futures%20Study.pdf

Products and Services

The Company recognizes revenue from project development service and EPC services. The Company provides solar energy solutions by developing, permitting, designing and building BTM solar power generation and transmission or distribution electricity grid connected community solar gardens and utility scale solar farms. While the Company’s focus is on delivering solar power plants from site origination to commercial operation, and the operation and management of the solar power assets, the Company also provides renewable and clean energy project development, EPC, O&M and asset management services for a fee.

A description of the Company’s three focus areas: BTM solar power generation, community solar and utility scale solar farms are as follows:

Behind-the-Meter (BTM) Solar Power Generation

The most effective method to achieve Net-Zero carbon emissions from buildings is to build them all electric, with grid electricity coming from renewable sources such as solar and wind (long-term) and BTM power plants (solar or BESS) to provide zero emission renewable solar power onsite for the building’s self-use (immediate).

The term “behind-the-meter” refers to energy production and storage systems that directly supply C&I buildings with electricity. Commercial and Industrial solar panels are considered to be behind-the-meter, as are C&I BESS —the energy that is produced or stored by these systems is separate from the grid and does not need to be counted by a meter before being used, so they are positioned behind the meter. Behind-the-meter, however, is not the same as “off-grid”. Most behind-the-meter energy systems are still grid-tied, which means they maintain a connection to the electrical grid. The energy the solar PV systems provide do not pass through an electricity meter before it is used by a C&I business, but, when the panels are not in use (when there is no sunlight), energy from the grid is sent to the C&I business, and that energy must pass through a meter first so that it can be accounted for by the utility.

All electricity end customers sit behind the meter. A BTM solar power plant can be net metered, through which the excess solar energy produced by the plant can be sent back to the grid in return for a credit or money from the local utility. BTM solar power plants have the following benefits:

●	Energy cost savings,
●	Control over project operations and maintenance,
●	Self-consumption of distributed generation (usually solar PV),
●	Visible commitment to sustainability (with solar PV), and
●	Resiliency (with battery storage).

All provinces and territories in Canada offer net metering program though the details may differ.12 Forty-one States in the US, in addition to Washington, D.C., American Samoa, U.S. Virgin Islands and Puerto Rico offer net metering programs.13 The BTM solar projects are reasonable in size (average 300 kWp) as rooftop, carport or ground mount systems, and could be profitable with a targeted 15% gross margin. The Company can be a turn-key service provider to commercial and industrial (“C&I”) customers for them to own BTM solar power plants on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and third party ownership.

There has been an increased interest in BTM solar projects and BESS. Existing buildings are responsible for 18% of Canada’s GHG emissions, BTM solar power generation provides a readily available solution toward the goal of Net-Zero by 2050.14

Community Solar & BESS

Solar power can help reduce CO2 emissions mainly by being a clean and renewable source of electricity. Solar power is not dependent on burning fossil fuels or other products; instead, it uses electrons captured from the sun’s energy for electricity creation. Therefore, solar energy does not create greenhouse gases for energy production at residential or C&I subscribers’ locations. Community Solar farms provide opportunities for the subscribers to do their part in achieving the Net-Zero goal.

Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

Community solar projects are usually 3 – 7 MWp each in size (see below a Company developed 3 MWp solar farm in Portland, NY, USA) subject to State regulation. Community solar capacity has increased because more projects have come online and because projects have generally become larger over time. Economies of scale enable cost-effective construction of a renewable energy system at a site with optimal renewable resource availability.

12 Alberta: https://www.epcor.com/products-services/power/micro-generation/Pages/net-metering.aspx; British Columbia: https://app.bchydro.com/accounts-billing/electrical-connections/net-metering.html; Saskatchewan: https://www.saskpower.com/Our-Power-Future/Powering-2030/Generating-Power-as-an-Individual/Using-the-Power-You-Make/Net-Metering; Manitoba:https://www.hydro.mb.ca/accounts_and_services/generating_your_own_electricity/?_ga=2.88824211.949710914.1666383471-

1665874008.1666383471; Ontario: https://www.hydroone.com/business-services/generators/net-metering; Quebec: http://www.hydroquebec.com/residential/customer-space/account-and-billing/understanding-bill/residential-rates/net-metering-

option.html; PEI: https://www.maritimeelectric.com/services/articles/net-metering/; Nova Scotia: https://energy.novascotia.ca/renewables/programs-and-projects/enhanced-net-metering; New Brunswick: https://www.nbpower.com/en/products-services/net-metering/; Newfoundland: https://www.newfoundlandpower.com/My-Account/Usage/Electricity-Rates/Net-Metering; Yukon: https://yukon.ca/en/micro-generation-program; Northwest Territories: https://www.inf.gov.nt.ca/en/NetMetering; Nunavut: https://www.qec.nu.ca/customer-care/generating-power/net-metering-program.

13 National Renewable Energy Laboratory. Net Metering. https://www.nrel.gov/state-local-tribal/basics-net-metering.html

14 Natural Resources Canada. Green Buildings. https://www.nrcan.gc.ca/energy-efficiency/green-buildings/24572

Community solar farm projects leverage economies of scale and often offer quick to market solutions for scales of approximately 1,000 homes/7 MWp. Additional advantages include, shared transaction costs often make this procurement option less expensive than self-supply, and customers are generally not responsible for maintenance and upkeep.

Utility Scale Solar & BESS

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production. For comparison, the average American household uses approximately 900 kWh. A utility-scale solar power plant can utilize several solar technologies including primary PV, tracking (rotate to track the sun’s movement) or fixed racking (does not track the sun’s movement).

What distinguishes utility-scale solar from distributed generation is both project size and the fact that the electricity is sold to wholesale energy buyers, not end-use consumers. Virtually every utility-scale solar facility has a PPA with a corporation, an IPP or a utility, guaranteeing a market for its energy for a fixed term of time. Utility scale systems also participate in monthly and spot auction markets for energy, capacity, and ancillary services.

Utility-scale solar has become a growing source of electricity in the world. Many utility-scale solar designs can also include energy storage capacity that provides power when the sun is not shining and increases grid reliability and resiliency.

To reach NZ2050, every industry requires power and every business needs to decarbonize. Many companies will need to partner with solutions providers such as the Company to help put them on a net-zero trajectory, and utility scale solar farm is a commercially viable decarbonization solution for reaching the Net-Zero carbon emission goal.

Customers and Sales Channels

The pursuit of Net-Zero carbon emissions comes a rising demand for renewable energy. Customers are increasingly capitalizing on the climate benefits of renewables; they are looking for renewable energy to meet rising energy needs; they want to benefit from the improving economics of renewable energy via subsidies; and they want to move their businesses away from fossil fuel dependency. Based on application, the Company has customers in the following market segments: BTM, Community Solar, Corporate PPA, and Utility PPA.

Behind the Meter (BTM) Solar for C&I Customers

Corporate Net-Zero goals boost BTM solar growth. The C&I BTM solar market, which consists of on-site solar power generation primarily for self use has grown rapidly in recent years. Net-Zero adoption by businesses, non-for-profits and governments will help continue to increase the demand for BTM solar segments. Many C&I customers are becoming more interested in making sustainability-focused choices. With little more than 1% of commercial electricity demand served by on-site solar, there remains significant opportunity for growth in the BTM solar segment.

All subnational jurisdictions in Canada and the United States have net metering programs for BTM solar projects.15 The Company delivers BTM projects to C&I customers with in-house expertise, enabling economic progress on Net-Zero goals. A residential BTM market segment also exists; however, the Company sees Community Solar as its strongest opportunity to serve mass market residential customers.

Community Solar for Mass Market Subscribers

A Community solar subscription is tied to an offsite solar farm, or solar garden and allows homeowners, renters, small businesses, religious organizations, and other not-for-profits to purchase solar energy without the need to install panels on their property. Rather than purchasing energy solely sourced from utility-scale generators, such as coal and natural gas power plants, some or all electricity is sourced from the community solar project. Subscribers are billed for the solar energy and are credited on their utility bill. In many cases, this creates a discount over conventional electricity purchases. Community solar is especially appealing to those customers who are unable or unwilling to install a renewable energy generator at their residence or commercial facility but still seek the economic and environmental benefits of solar energy.

15 See notes 12 and 13.

Community Choice Aggregation (“CCA”) is an alternative to the investor-owned utility energy supply system in which local entities in the United States aggregate the buying power of individual customers within a defined jurisdiction to secure an alternative energy supply contract. The CCA chooses the power generation source on behalf of the consumers; and thus have the potential to be a major source of viable customers for community solar projects, representing very large contracts for community solar generators. The main goals of CCAs have been to either lower costs for consumers or to allow consumers greater control of their energy mix, mainly by offering cleaner generation portfolios than many local utilities.

CCAs have set national green power and climate protection records while reducing power bills. CCAs have won National Renewable Energy Laboratory and Environmental Protection Agency recognition for supplying significantly higher amounts of renewable energy while maintaining rates that are competitive with conventional fossil fuel and nuclear-based utility power.16 CCAs are therefore already conspicuous leaders in green power innovation, receiving the U.S. Environmental Protection Agency’s “green power leadership awards” for achievements in renewable energy. The Company has intends to in the future establish relationships with CCAs as a primary method of entry into the Community Solar project market.

Corporate America and IPP Customers

Regulation, investor activism, and rising consumer interest are among the factors pushing companies to benchmark and improve the sustainability performance of their offerings. Both governments and consumers are demanding companies reduce emissions and their environmental footprint. As a result, a growing demand exists for renewable electricity generation from large corporations. Globally, thousands of companies have set or are in the process of setting commitments to emissions reduction. In addition, hundreds of large US-based companies have committed to net-zero targets, many of which have set ambitious emissions reductions targets by 2030 or sooner.

Solar PPAs continue to evolve, with corporations increasingly procuring solar generation offsite. Major customers include renewable investment funds, RE100 corporations, and government administrations. Corporate solar PPAs can be classified as follows:

●	Physical PPA: a contract for the purchase of power and associated Renewable Energy Credits from a specific renewable energy generator to a purchaser of renewable electricity.

●	Financial PPA: a financial arrangement between a renewable energy generator and a consumer. A Financial PPA does not include the electricity delivery to the buyer, and so the buyer can be located in a different power market. A Financial PPA involves crediting the consumer for the generator’s production.

(i)	Customers Buy Solar Renewable Energy Certificate (“REC”) Off-Sets

One way that the decarbonization effort is being pursued by lawmakers is the creation of RPS at the subnational level. An RPS makes it law for utilities to source a certain percentage of the electricity they sell to customers from renewable energy sources. This is done via REC trading systems.

To facilitate compliance with RPS requirements, states have adopted a market-based system of tradable RECs that represent the legal property rights to the environmental benefits of one MWh of renewable electricity generation. A REC is issued for every MWh of electricity generated and delivered to the electric grid from a renewable energy resource.

In the REC state markets, various RPS regimes require electricity suppliers to secure a portion of their electricity from renewable power plants. Utilities must generate RECs themselves via self-owned renewable generation, purchase them from renewable generators, or else pay a penalty that is generally higher than the market rate for RECs.

All green power supply options involve the generation and retirement of RECs. Renewable energy providers can unbundle energy from RECs - selling energy as “brown” power and the RECs on the open market. REC sales involve no physical delivery of electricity to customers. One way to think of RECs is that they represent the “solar” aspect of the electricity that was produced.

16 See note 18.

REC generation and sales are a key revenue stream for utility-scale renewable projects owned by IPPs. In many cases, it is the value of RECs that make these large projects financially viable. REC markets vary by state in line with RPS requirements. As governments more aggressively pursue their carbon emissions targets in the lead up to 2030 and 2050, the Company expects RPS requirements to escalate accordingly and REC prices to increase.

Seasonality

The Company’s business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Manufacturing and Availability of Raw Materials

The Company procures all plant components on the open market. The Company qualifies suppliers’ products based on three factors: bankability, availability, and cost.

Product is considered bankable if lenders are willing to finance it. Component bankability is a key factor in projects being offered non-recourse debt financing by lenders. Products must also be available to meet construction schedules at a competitive price. Though China is the most cost-competitive location for the manufacture of solar PV and BESS components, Chinese solar and BESS products still must be bankable and available in order to be procured for the Company’s solar power and BESS plants.

Bloomberg NEF has developed a tiering system for PV module products based on bankability, creating a transparent differentiation between the hundreds of manufacturers of solar modules on the market. Tier 1 solar panels, such as those from Canadian Solar, ZNShine, and Jinko are built to higher standards and have the strongest reputation within the solar industry for quality and service. These panels last longer and produce more energy. Tier 1 manufacturers can be expected to honor product warranties. The Company primarily sources Tier 1 panels.

Solar panel mounts and racks are the equipment that secures solar panels in place. Racking is used to attach solar panels to a rooftop, ground, or another surface. With proper installation, an effective mount secures the solar panels against all weather conditions and ultimately protects the investment. Choosing the right racking system depends on the site, local climate, and installer preference (bankable, available, and low cost). Additional information on the Company’s key supplies are below:

● Fixed Ground Mounts: Fixed ground mounts have lower energy production when compared to tracking systems, however no moving parts means lower O&M costs, and installation and procurement costs are lower. Fixed system suppliers, such as Schletter’s fixed tilt solar racking system, are also more bankable.

●Single-Axis and Dual-Axis Solar Tracker: Trackers increase the efficiency of solar systems by providing more direct sunlight to the system, moving the solar panels from East to West (single-axis include solutions from RBI Solar and TerraSmart’s) or from East to West and from North to South (dual-axis). The additional mechanical complexity leads to higher O&M costs, and procurement and installation costs are higher compared to fixed systems.

● Ballasted (Zero Penetration) Mounts: These systems are ideal for sites on roof membranes, landfill caps and industrial brownfields. More space is required to avoid table to table shading, and precast blocks have higher shipping costs and require heavy equipment to move around a site. GameChange Solar has both precast and pour-in-place ballast racking solutions.

● Solar Inverters: These are an integral part of every system. The Company has used many top brands such as Huawei, SunGrow, and SMA. The inverters perform two key functions: DC to AC conversion; and Maximum Power Point tracking (“MPPT”), where the inverter dynamically selects the voltage and current combination for the highest power production.

● String Inverters: These have better MPPT capability per string for high production, shorter DC wires for lower power loss, and require special racking for the inverter for each string. In general, these have a higher per Watt cost than central inverters.

● Central Inverter: Central inverters feature easy system design, installation and O&M trouble shooting. However, they represent a single point of failure for the whole system, with high DC wiring costs and high power loss due to voltage drop. In addition, partial shading and string mismatch drastically reduces power output.

Marketing Plans and Strategies

The Company strives to ensure its operational excellence. In the pursuit of Net-Zero there is an increasing willingness among customers to purchase renewable and clean energy such as solar power. Commercial customers are price sensitive in that they need to balance Net-Zero preferences and operational costs to remain competitive in their core businesses. Like with all utility economics, regulatory policy is a primary driver of revenue. Electricity prices are set largely by regulatory bodies like Public Service Commissions or Energy Boards. A PPA has to be equal to or lower than the regulated electricity price, in addition to providing renewable energy credits. The Company and its competitors generally have the same electricity price point (economic oligopoly). The Company gains economic value by managing project cost (the larger the project, the lower cost per watt installed), and driving business volume through a portfolio approach with large partners like Honeywell and large property management companies.

The Company prices its community and utility solar project and services competitively, and aligns itself with market pricing forecasts. The Company prices BTM & BESS solar projects to offer the host C&I customers a lower electricity cost, while securing a required return to its investors. BTM project pricing works the best in the Northeast USA where the retail electricity prices are high enough to enable a healthy margin in every BTM project the Company does.

With respect to promotion and marketing to secure customers:

Sales Team

●	The Company’s sales team must be highly trained, with a financial background, one on one selling skills, and should ideally hold a business credential.

●	One dedicated sales manager per Province/State, with core team support from head office in order to support 100 MWp to 200 MWp annual growth rate at $150k-$200k total annual budget per person.

Marketing Communications Plan with a promotion budget of 10% of gross revenue

●	20% on advertising (online & printed media).

●	80% public relations and investor relations.

Messaging customers with key messages

●	Community Solar Subscribers: Save on your utility bills while doing good to the environment.

●	Community Choice Aggregation: Let the Company’s PPA be your way to cheaper, greener energy for your community members.

●	Major Corporations: Be the 1st Net-Zero corporation among your peers.

●	Large Utilities: Your state RPS compliance is the Company’s business.

Proprietary Protection

The Company is not dependent on intellectual property rights for its business. The Company has no registered trademarks, patents or patent applications, except that in Canada and the United States it has the registered trademark for the term “SOLARBANK”. The Company asserts copyright ownership generally in its written works, but has no formal copyright registration process in place.

Competitive Position

The solar photovoltaic (PV) and Battery Energy Storage Systems (BESS) development industry is highly competitive across all its stages, and the Company faces competition from companies with varying levels of financial, operational, and technical resources. This competition primarily arises in securing land rights, favorable transmission capacity with minimal upgrade requirements, and long-term offtake agreements in North America and abroad.

Key competitors include both large integrated utilities and independent power producers, which often benefit from more significant economies of scale, more substantial capital, and established relationships with suppliers and regulators. The Company also competes against developers of traditional fossil fuel projects, as well as alternative renewable energy sources such as wind, hydro, and biomass.

Globally, the competitive landscape is intensifying due to advancements in technology, reduced equipment costs, and favorable government policies supporting renewable energy. In particular, competition is evident in the bidding processes for large-scale renewable energy projects and Power Purchase Agreements (PPAs). The Company must continuously innovate and offer cost-effective, reliable solutions to remain competitive in securing such opportunities.

Market trends, such as decreasing utility-scale electricity prices and improved transmission infrastructure, may also introduce new challenges for the Company’s competitiveness. If the retail prices of electricity from other energy sources decrease, or if grid infrastructure improves, the Company could face increased competition, especially from developers able to offer lower-priced power or those able to secure more favorable PPA terms.

The Company is also navigating competitive pressures related to securing financing for projects. Increased demand for capital and competition among developers may drive up financing costs or limit access to funding. This is compounded by the fluctuating cost of solar components due to global supply chain constraints, tariffs, and geopolitical factors, all of which could impact the Company’s ability to deliver projects on time and within budget.

Company Competitive Advantage

The Company has grown through participating in standard offering programs such as the Ontario Feed-In-Tariff program and New York’s NYSERDA NY-Sun Community Solar Program and are developing more than 70 Community solar projects in collaboration with Central New York Regional Planning and Development Board in New York. It has a good track record in developing and building renewable and clean energy projects in Canada and the USA. The Company has succeeded at delivering value at non-utility solar projects as a developer and a full-service EPC contractor; however, it has been evaluating opportunities for more growth in solar project volumes. Becoming an IPP aiming at long-term sustainable investment returns is the Company’s natural next step. To meet the desire for growth, the Company has re-positioned itself to deliver integrated growth solutions that expands from developer to an IPP in the C&I, Community, and Utility solar PV and BESS market segments.

The Company’s competitive advantage lies in its people, processes and experience. The Company’s team is skilled in translating customer needs into value-add solutions. The Company’s solar power plant delivery process is safe, reliable and low cost; and the Company provides a customer experience that is simple and focused with speed in implementation.

Government Regulations

Regulatory Environment

Achieving Net-Zero by 2050 (“NZ2050”) is widely seen as the best way to halt climate change. “Net zero” means our total carbon dioxide emissions are equal to or less than the emissions we remove from the environment. NZ2050 will require new policies, investments, participation and commitment by government, industry, and individuals. The most feasible pathways to net-zero emissions include four main strategies:

●	Generate emission-free electricity using sources like wind, solar, nuclear, and waterpower.

●	Use vehicles and equipment that are powered by electricity instead of fossil fuels.

●	Use energy more efficiently.

●	Remove carbon dioxide from the atmosphere.

Policymakers are increasingly recognizing that renewable energy is the key to net-zero. Governments must build frameworks and reform bureaucracies to level the playing field for renewables as, in many countries, the bureaucracies still favour fossil fuels, giving the fossil fuel industry large subsidies. To date more than 140 countries have now set or are considering a target of NZ2050.17 United Nations Secretary-General António Guterres called on the world to “end fossil fuel pollution and accelerate the renewable energy transition, before we incinerate our only home”.18

Fighting climate change is good business. Renewables such as wind and solar are readily available and in most cases, are cheaper than coal and other fossil fuels. Solar and battery energy storage costs have plummeted in the past decade. Despite the headwinds presented by ongoing cost inflation and supply chain challenges, demand for clean energy sources has never been higher, and the Company expects that the global energy crisis will continue to act as an accelerant for the clean energy transition.

Since the International Energy Agency’s (“IEA”) last in-depth review in 2015, Canada has made a series of international and domestic commitments, putting it on a path toward achieving an ambitious energy system transformation and climate transition. The Canadian Net-Zero Emissions Accountability Act, which became law on June 29, 2021, enshrines in legislation Canada’s commitment to achieve net-zero emissions by 2050. The majority of Canadians already depend on clean, reliable electricity to power their everyday lives. Canada has accelerated the phase-out of coal, implemented natural gas regulations and put a price on carbon pollution. The Government will connect regions with clean power through Regional Strategic Initiatives.19 The Greenhouse Gas Pollution Pricing Act encourages the reduction of GHG emissions. The Liberal Party of Canada has signaled its intention to continue the annual price increases until the price on emissions reaches $170 per tonne of CO2e by 2030.20

17 Climate Action Tracker. CAT net zero target evaluations. https://climateactiontracker.org/global/cat-net-zero-target-evaluations/#:~:text=As%20of%2020%20September%202022,zero%20goal%20in%20November%202021

18 António Guterres. UN Secretary-General Remarks. https://media.un.org/en/asset/k1q/k1qn00cy8a

19 Government of Canada. Regional Tables Launched to Collaboratively Drive Economic Opportunities in a Prosperous Net-Zero Future. www.canada.ca/en/natural-resources-canada/news/2022/06/regional-tables-launched-to-collaboratively-drive-economic-

opportunities-in-a-prosperous-net-zero-future.html

20 Government of Canada. Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030. https://www.canada.ca/en/environment-climate-change/services/climate-change/pricing-pollution-how-it-will-work/carbon-pollution-pricing-federal-benchmark-information/federal-benchmark-2023-2030.html

The Inflation Reduction Act of 2022 (“IRA”) is a bill passed by the 117th United States Congress in August 2022 that aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing into domestic energy production while promoting clean energy solutions. The IRA included long-term solar and energy storage tax incentives and other critical provisions that will help decarbonize the electric grid with significant clean energy deployment. The legislation earmarked $369 billion for U.S. energy security and fighting climate change. It is expected to cut annual U.S. greenhouse gas emissions by about 1 billion metric tons by 2030 mainly by speeding up the deployment of clean electricity and electric vehicles.21 The IRA extended the solar ITC by 10 years at 30%. The existing federal ITC has been fundamental to incentivizing the growth of American solar. The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations for ten years (until 2033). The credit was to decline to 26% in 2033 and to 22% in 2034. The reinvigorated ITC comes with a variety of “adders,” which could push the tax credit to as high as 50% for some projects. Additionally, the credit is equipped with a direct pay provision, allowing developers with little to no tax liability to treat it as a tax overpayment, resulting in a cash refund.

The IRA also provides ITCs for Standalone Storage and Interconnection Upgrades. Until now, battery storage was only eligible for the ITC if it was directly charged by solar. With respect to interconnection upgrades, a significant portion of the cost of solar projects is to pay for utilities to upgrade the grid so that the solar project can connect to it. With the IRA, standalone storage and interconnection upgrades are eligible for ITC.

However, the IRA was amended by the One Big Beautiful Bill Act (“OBBBA”) that was signed into law on July 4, 2025. The OBBBA makes wind and solar projects ineligible for the IRA’s flagship tax credits (the clean electricity investment tax credit (ITC) and production tax credit (PTC)) unless they either enter service before December 31, 2027, or begin construction within 12 months of the law’s passage.

The OBBBA also introduces restrictions on foreign entities of concern (“FEOC”). While the exact rules vary for different credits, FEOC rules target the involvement of individuals or organizations associated with certain adversarial nations (Russia, China, North Korea, or Iran. For some credits, the FEOC restrictions only apply to prevent foreign entities e.g. a Chinese state-owned enterprise, from claiming credits or directly influencing organizations claiming credits. For other credits, particularly the 45Y (clean electricity production credit) and 48E (clean electricity invest credit), the FEOC restrictions extend to include “material assistance,” barring use of the credits if a certain share of a project’s physical inputs originate from those foreign countries.

21 Jesse D. Jenkins, Erin N. Mayfield, Jamil Farbes, Ryan Jones, Neha Patankar, Qingyu Xu, and Greg Schivley. Preliminary Report: The Climate and Energy Impacts of the Inflation Reduction Act of 2022. https://repeatproject.org/docs/REPEAT_IRA_Prelminary_Report_2022-09-21.pdf

To promote a diversified resource mix and encourage deployment of renewable energy, most States have established RPS. The policies require that a specified percentage of the electricity sold by utilities comes from renewable resources. RPS policies help drive the United States market for wind, solar and other renewable energy. Roughly half of the growth in U.S. renewable energy generation since the beginning of the 2000s can be attributed to State renewable energy requirements.

In addition, the Company is subject to a variety of laws and regulations in the markets where it does business. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. The Company also faces trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

In the countries where we do business, the market for solar power, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. The Company expects that our solar power projects and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. See “Risk Factors”.

Impact of Environmental Laws and Regulations

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of the Company’s business operations.

The Company is required to comply with all national and local environmental regulations. The Company’s business generates noise, wastewater and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as its business has expanded. The Company believes that it substantially complies with all relevant environmental laws and regulations and has all necessary and material environmental permits to conduct its business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If the Company fails to comply with present or future environmental regulations, it may be required to pay substantial fines, suspend production or cease operations.

The Company’s solar power and BESS projects must comply with the environmental regulations of the jurisdictions in which they are installed, and the Company may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, the Company may lose market share and its financial results may be adversely affected. Any failure by the Company to control its use or to restrict adequately the discharge, of hazardous substances could subject the Company to potentially significant monetary damages, fines or suspensions of its business operations.

C.	Organizational Structure

The corporate structure of the Company with its material subsidiaries is outlined in the diagram below:

The Company’s subsidiary Abundant Solar Power Inc. (“Abundant USA”) was incorporated in the State of Delaware on December 15, 2016. The registered address of Abundant USA is 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware, 19904 United States. Abundant USA was incorporated to carry out the Company’s operations in the United States.

The Company’s subsidiary SFF was incorporated in the Province of British Columbia on August 11, 2023. The registered address of SFF is 1200 Waterfront Centre – 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. On October 23, 2023, SFF underwent the process of consolidating nine limited partnerships (the “Predecessor LPs”) and their respective general partnerships into one corporation. On July 8, 2024 the Company acquired 100% of the common shares of SFF pursuant to the SFF Acquisition. SFF holds, through subsidiary entities, a portfolio of 70 operating solar sites located in Ontario with a combined capacity of 28.8 MW operating under long term contracts with the IESO, and owns and is developing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the IESO.

D.	Property, Plants and Equipment

For a description of our property, plants and equipment, see Item 4.B. “Business Overview”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements. All dollar amounts are expressed and presented in thousands of Canadian dollars (unless otherwise noted).

A.	Operating Results

A summary of the Company’s consolidated financial results for the years ended 2026, 2025, and 2024 are presented below:

Comparative information for annual periods from June 30, 2026, 2025 and 2024 has been presented in accordance with IFRS as issued by the IASB, and are expressed in thousands of Canadian dollars.

Year ended June 30	2026 ($)	2025 ($)	2024 ($)
Revenue	27,410	41,531	58,377
Revenue – Development fees	882	7,687	2,012
Revenue – EPC services	16,141	23,261	54,066
Revenue – IPP production	9,811	9,297	578
Revenue – O&M and other services	576	1,286	1,721
Cost of goods sold	17,894	31,020	46,698
Net income (loss)	(24,296)	(31,116)	(3,577)
Net income (loss) per share	(0.58)	(0.97)	(0.13)
Total assets	133,466	139,141 (1)	39,225
Long-term debt	65,391	62,960	4,827
Dividends	-	-	-

(1)The total assets were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated financial statements for further details and impacts of the restatement.

The following discussion addresses the operating results and financial condition of the Company for the year ended June 30, 2026 compared with the year ended June 30, 2025 and June 30, 2024.

In fiscal 2026, the Company continued to focus on scaling its business model by growing its development pipeline, monetizing projects approaching notice to proceed, advancing its EPC projects in the United States, and expanding its portfolio of owned independent power producer (“IPP”) assets. During fiscal 2026, the Company achieved significant construction milestones, with four solar projects reaching commercial operation, including the 261 Township Phase 1 project in Alberta and the three Settling Basins projects owned by Honeywell in New York. In addition, the SFF 06 battery energy storage system (“BESS”) project achieved commercial operation on April 20, 2026, further expanding the Company’s portfolio of operating renewable energy assets. The Geddes Project, the Company’s 3.7 MW owned solar project in New York, also reached permission to operate in July 2025 and contributed to the growth in IPP production revenue during fiscal 2026.

Revenue for fiscal 2026 was $27.4 million, compared with $41.5 million in fiscal 2025 and $58.4 million in fiscal 2024. The 34% decrease from fiscal 2025 was primarily attributable to lower EPC services and development fee revenue, partially offset by continued growth in IPP production revenue. EPC services revenue decreased to $16.1 million from $23.3 million, while development fee revenue decreased to $0.9 million from $7.7 million. IPP production revenue increased to $9.8 million from $9.3 million as the Company continued its transition toward owning and operating renewable energy assets. Revenue in fiscal 2025 decreased by 29% from fiscal 2024, primarily because EPC services revenue declined to $23.3 million from $54.1 million. This decline was partially offset by increases in IPP production revenue, which rose to $9.3 million from $0.6 million, and development fee revenue, which increased to $7.7 million from $2.0 million.

The Company recorded a net loss of $24.3 million, or $0.58 loss per share, in fiscal 2026, compared with a net loss of $31.1 million, or $0.97 loss per share, in fiscal 2025 and a net loss of $3.6 million, or $0.13 loss per share, in fiscal 2024. The significantly higher net loss in fiscal 2025 compared with fiscal 2024 was primarily attributable to higher operating expenses, including $30.4 million of non-cash impairment losses related to the SFF, OFIT GM and OFIT RT cash-generating units. Fiscal 2025 results also reflected higher professional and consulting fees associated with acquisitions, financing activities, legal and compliance matters, and other business-expansion initiatives.

Total assets were $133.5 million as at June 30, 2026, compared with $139.1 million as at June 30, 2025, as restated, and $39.2 million as at June 30, 2024. The substantial increase in fiscal 2025 principally reflected the acquisition of SFF on July 8, 2024. Total assets decreased by $5.7 million in fiscal 2026.

Long-term debt was $65.4 million as at June 30, 2026, compared with $63.0 million as at June 30, 2025 and $4.8 million as at June 30, 2024. The significant increase in fiscal 2025 primarily reflected debt assumed through the SFF acquisition and additional project financing obtained to fund the Company’s expanding portfolio. During fiscal 2025, the Company received approximately $10.1 million of proceeds from long-term debt and $6.2 million from short-term loans. In November 2024, the Company also secured a $25.8 million project loan for two of its Ontario BESS projects, which was subsequently amended in December 2025 to increase the total credit commitment to $28.1 million. On December 30, 2025, the Company entered into a senior secured revolving credit facility with NY Green Bank (“NYGB”) for an aggregate principal amount of up to US$8 million. As at June 30, 2026, an amount of US$2.7 million had been drawn under the credit facility.

Overall, the three-year results reflect the Company’s transition from a business primarily driven by development and EPC revenue toward a more diversified model that includes a growing portfolio of owned IPP and BESS assets. This transition has resulted in lower EPC and development revenue in the near term while increasing recurring IPP production revenue and significantly expanding the Company’s asset base and related project financing.

Results of Operations

The following table outlines our consolidated statements of comprehensive income (loss) for the periods indicated:

(in thousands of Canadian dollars)	Three months ended June 30			Twelve months ended June 30
	2026	2025	2024	2026	2025	2024

Revenue	$5,191	$17,641	$7,977	$27,410	$41,531	$58,377
Cost of goods sold	3,452	13,288	6,502	17,894	31,020	46,698
Gross profit (loss)	$1,739	$4,353	$1,475	$9,516	$10,511	$11,679
Operating expenses:
Advertising and promotion	11	4	730	103	1,111	4,088
Professional fees	2,248	2,833	989	9,204	8,035	1,861
Consulting fees	1,622	2,263	464	5,582	5,040	1,541
Depreciation and amortization	105	30	25	204	100	79
Salary and wages	884	443	413	2,134	1,713	1,280
Share-based compensation	1,882	6	101	3,021	177	860
Insurance	256	172	199	1,017	879	416
Listing fees	21	38	540	227	166	724
Travel and events	62	86	138	372	495	362
Repairs and maintenance	44	32	28	126	131	140
Other operating expenses	210	391	308	5,440	1,366	646
Impairment loss	4,724	12,596	2,975	4,724	30,374	4,100
Total operating expenses	$12,069	$18,894	$6,910	$32,154	$49,587	$16,097
Other income (expense):
Interest income	80	179	59	353	607	321
Interest expense	(1,315)	(854)	(7)	(3,762)	(3,263)	(285)
Fair value change of derivatives	(289)	77	(137)	(70)	(1,340)	(137)
Fair value change of warrant liabilities	(163)	3,575	-	1,111	3,575	-
Fair value change of CVR liabilities	(40)	7,195	-	713	7,195	-
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	-	(38)	-	-
Loss on investments	-	-	(1,125)	-	(3,385)	(1,125)
Other income (expense)	(911)	(44)	(257)	(814)	351	5,013
Net income (loss) before income taxes	$(12,977)	$(4,413)	$(6,902)	$(25,145)	$(35,336)	$(631)
Current tax recovery (expense)	977	648	(2,211)	477	(953)	(2,962)
Deferred tax recovery (expense)	(133)	7,330	16	372	5,173	16
Net income (loss) for the period	$(12,133)	$3,565	$(9,097)	$(24,296)	$(31,116)	$(3,577)
Other comprehensive income (loss)	382	(688)	150	704	(342)	225
Comprehensive Income (loss)	$(11,751)	$2,877	$(8,947)	$(23,592)	$(31,458)	$(3,352)
Income (loss) attributable to:
Shareholders of the Company	(12,083)	3,392	(9,059)	(24,246)	(31,040)	(3,474)
Non-controlling interest	(50)	173	(38)	(50)	(76)	(103)
Income (loss) for the period	$(12,133)	$3,565	$(9,097)	$(24,296)	$(31,116)	$(3,577)
Total comprehensive loss attributable to:
Shareholders of the company	(11,701)	2,704	(8,909)	(23,542)	(31,382)	(3,257)
Non-controlling interest	(50)	173	(38)	(50)	(76)	(95)
Total comprehensive income (loss)	$(11,751)	$2,877	$(8,947)	$(23,592)	$(31,458)	$(3,352)

Earnings (loss) per share - basic	(0.26)	0.11	(0.34)	(0.58)	(0.97)	(0.13)
Earnings (loss) per share - diluted	(0.26)	0.08	(0.34)	(0.58)	(0.97)	(0.13)

Comparison of Fiscal 2026 and 2025 Results and Fourth Quarter 2026 and 2025 Results

Revenue

The Company’s revenue is primarily derived from development fees, EPC services, IPP production, and O&M and other services.

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Development fees	$-	$5,516	$(5,516)
EPC services	1,415	7,386	(5,971)
IPP production	3,770	3,491	279
O&M and other services	6	1,248	(1,242)
Total revenue	$5,191	$17,641	$(12,450)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Development fees	$882	$7,687	$(6,805)
EPC services	16,141	23,261	(7,120)
IPP production	9,811	9,297	514
O&M and other services	576	1,286	(710)
Total revenue	$27,410	$41,531	$(14,121)

Total revenue

Total revenue was $5,191 for the three months ended June 30, 2026, compared to $17,641 in the prior year period, and $27,410 for the twelve months ended June 30, 2026, compared to $41,531 in the prior year period. The decreases of $12,450 and $14,121, respectively, were primarily attributable to lower development fee, EPC services, and O&M and other services revenue, partially offset by higher IPP production revenue.

Development fees

Development fee revenue was nil for the three months ended June 30, 2026, compared to $5,516 in the prior year period, and $882 for the twelve months ended June 30, 2026, compared to $7,687 in the prior year period. The decreases primarily reflect lower development fee revenue recognized during the current year, including the impact of adjustments recorded in connection with the contractual repurchase of certain project entities following the exercise by a customer of a conditional repurchase right.

EPC services

EPC services revenue was $1,415 and $16,141 for the three and twelve months ended June 30, 2026, respectively, compared to $7,386 and $23,261 in the prior year periods. The decreases of $5,971 and $7,120, respectively, reflect lower construction activity levels and project timing differences during the current periods.

IPP production

IPP production revenue was $3,770 and $9,811 for the three and twelve months ended June 30, 2026, respectively, compared to $3,491 and $9,297 in the prior year periods. The increases of $279 and $514, respectively, reflect higher production levels across certain facilities during the current periods.

O&M and other services

O&M and other services revenue was $6 for the three months ended June 30, 2026, compared to $1,248 in the prior year period, and $576 for the twelve months ended June 30, 2026, compared to $1,286 in the prior year period. The decreases of $1,242 and $710, respectively, reflect lower service activity during the current periods.

Cost of goods sold

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Cost of development fees	$-	$6,924	$(6,924)
Cost of EPC services	889	4,371	(3,482)
Cost of IPP production	2,563	1,970	593
Cost of O&M and other services	-	23	(23)
Total cost of goods sold	$3,452	$13,288	$(9,836)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Cost of development fees	$(1,807)	$7,387	$(9,194)
Cost of EPC services	11,722	16,246	(4,524)
Cost of IPP production	7,969	7,223	746
Cost of O&M and other services	10	164	(154)
Total cost of goods sold	$17,894	$31,020	$(13,126)

Cost of development fees

Development fee costs were nil for the three months ended June 30, 2026, compared to $6,924 in the prior year period, and negative $1,807 for the twelve months ended June 30, 2026, compared to $7,387 in the prior year period. The negative costs recorded in the current year reflect adjustments recognized in connection with the contractual repurchase of certain project entities following the exercise by a customer of a conditional repurchase right, including adjustments to development fee-related cost of goods sold recorded earlier in the year.

Cost of EPC services

EPC services costs were $889 and $11,722 for the three and twelve months ended June 30, 2026, respectively, compared to $4,371 and $16,246 in the prior year periods. The decreases of $3,482 and $4,524, respectively, reflect lower construction activity levels and project timing differences during the periods. Gross margins on EPC services fluctuated between periods, primarily due to variations in project mix and revenue volume.

Cost of IPP production

IPP production costs were $2,563 and $7,969 for the three and twelve months ended June 30, 2026, respectively, compared to $1,970 and $7,223 in the prior year periods. The increases of $593 and $746, respectively, reflect higher operating activity relative to the prior year. The corresponding changes in gross profit and gross margin reflect the largely fixed nature of IPP operating costs, which consist primarily of plant-level maintenance and operating expenses that do not fluctuate significantly with production volumes. As a result, variations in IPP gross margin between periods are largely attributable to changes in energy generation output and production timing.

Cost of O&M and other services

O&M and other services costs were nil for the three months ended June 30, 2026, compared to $23 in the prior year period, and $10 for the twelve months ended June 30, 2026, compared to $164 in the prior year period. The decreases reflect reduced O&M activity during the current periods.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Advertising and promotion	$11	$4	$7
Professional fees	2,248	2,833	(585)
Consulting fees	1,622	2,263	(641)
Depreciation and amortization	105	30	75
Salary and wages	884	443	441
Share-based compensation	1,882	6	1,876
Insurance	256	172	84
Listing fees	21	38	(17)
Travel and events	62	86	(24)
Repairs and maintenance	44	32	12
Other operating expenses	210	391	(181)
Impairment loss	4,724	12,596	(7,872)
Total operating expenses	$12,069	$18,894	$(6,825)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Advertising and promotion	$103	$1,111	$(1,008)
Professional fees	9,204	8,035	1,169
Consulting fees	5,582	5,040	542
Depreciation and amortization	204	100	104
Salary and wages	2,134	1,713	421
Share-based compensation	3,021	177	2,844
Insurance	1,017	879	138
Listing fees	227	166	61
Travel and events	372	495	(123)
Repairs and maintenance	126	131	(5)
Other operating expenses	5,440	1,366	4,074
Impairment loss	4,724	30,374	(25,650)
Total operating expenses	$32,154	$49,587	$(17,433)

Advertising and Promotion

Advertising and promotion expenses increased by $7 to $11 for the three months ended June 30, 2026, and decreased by $1,008 to $103 for the twelve months ended June 30, 2026, compared to the prior year periods. The decrease in the twelve-month period primarily reflects reduced marketing activities following listing-related initiatives undertaken in the prior year.

Professional fees

Professional fees decreased by $585 to $2,248 for the three months ended June 30, 2026, and increased by $1,169 to $9,204 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The twelve-month increase was primarily attributable to higher legal, audit and advisory costs associated with business-development activities, financing transactions and ongoing public-company compliance.

Consulting Fees

Consulting fees decreased by $641 to $1,622 for the three months ended June 30, 2026, and increased by $542 to $5,582 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The twelve-month increase was mainly attributable to the engagement of external consultants to support business integration, development and strategic initiatives.

Depreciation and Amortization

Depreciation and amortization expense increased by $75 to $105 for the three months ended June 30, 2026, and increased by $104 to $204 for the twelve months ended June 30, 2026, compared to the prior year periods. The increases were primarily due to depreciation of right-of-use assets arising from new leases.

Salary and wages

Salary and wages increased by $441 to $884 for the three months ended June 30, 2026, and by $421 to $2,134 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The increases reflect higher personnel costs during the current-year periods.

Share-based compensation

Share-based compensation expense increased by $1,876 to $1,882 for the three months ended June 30, 2026, and by $2,844 to $3,021 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The increases were primarily attributable to additional grants and the vesting of options and restricted share units issued to employees and consultants.

Insurance

Insurance expenses increased by $84 to $256 for the three months ended June 30, 2026, and by $138 to $1,017 for the twelve months ended June 30, 2026, compared to the prior year periods. The increases primarily reflect higher premiums and expanded insurance coverage.

Listing Fees

Listing fees decreased by $17 to $21 for the three months ended June 30, 2026, and increased by $61 to $227 for the twelve months ended June 30, 2026, compared to the prior year periods. The increase in the twelve-month period reflects ongoing public company listing costs.

Travel and Events

Travel and events expenses decreased by $24 to $62 for the three months ended June 30, 2026, and by $123 to $372 for the twelve months ended June 30, 2026, compared to the prior year periods. The decreases reflect reduced travel and in-person activities and continued cost discipline.

Repairs and Maintenance

Repairs and maintenance expenses increased by $12 to $44 for the three months ended June 30, 2026, and decreased by $5 to $126 for the twelve months ended June 30, 2026, compared to the prior year periods. Overall, repairs and maintenance expenses remained relatively consistent year over year.

Other operating expenses

Other operating expenses decreased by $181 to $210 for the three months ended June 30, 2026, and increased by $4,074 to $5,440 for the twelve months ended June 30, 2026, compared to the prior year periods. The increase in the twelve-month period was primarily driven by assets abandonment costs, bad debt expense, inventory write-offs related to project cancellations, and other one-time termination and financing-related costs.

Impairment loss

Impairment losses were $4,724 for both the three and twelve months ended June 30, 2026, compared with $12,596 and $30,374, respectively, in the corresponding prior-year periods. This represents decreases of $7,872 for the three-month period and $25,650 for the twelve-month period.

Other income (expenses):

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Interest income	$80	$179	$(99)
Interest expense	(1,315)	(854)	(461)
Fair value change of derivatives	(289)	77	(366)
Fair value change of warrant liabilities	(163)	3,575	(3,738)
Fair value change of CVR liabilities	(40)	7,195	(7,235)
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	(9)
Loss on investments	-	-	-
Other income (expenses)	(911)	(44)	(867)
Total non - operating expenses	$(2,647)	$10,128	$(12,775)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Interest income	$353	$607	$(254)
Interest expense	(3,762)	(3,263)	(499)
Fair value change of derivatives	(70)	(1,340)	1,270
Fair value change of warrant liabilities	1,111	3,575	(2,464)
Fair value change of CVR liabilities	713	7,195	(6,482)
Fair value change of other liabilities due to non-controlling interest holders	(38)	-	(38)
Loss on investments	-	(3,385)	3,385
Other income (expenses)	(814)	351	(1,165)
Total non - operating expenses	$(2,507)	$3,740	$(6,247)

Interest income

Interest income decreased by $99 to $80 for the three months ended June 30, 2026, and decreased by $254 to $353 for the twelve months ended June 30, 2026, compared to the prior year periods. The decrease was primarily due to lower average cash balances and short-term investment holdings during the periods.

Interest expense

Interest expense increased by $461 to $1,315 for the three months ended June 30, 2026, and by $499 to $3,762 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods.

Fair value change of derivatives

The Company recorded a fair value loss on derivatives of $289 for the three months ended June 30, 2026, compared to a gain of $77 in the prior year period, representing an unfavorable change of $366. For the twelve months ended June 30, 2026, the Company recorded a fair value loss of $70, compared to a loss of $1,340 in the prior year period, representing a favorable change of $1,270. The changes were primarily driven by updated market inputs and valuation assumptions related to interest rate derivatives.

Fair value change of warrant liabilities

The Company recorded a fair value loss of $163 for the three months ended June 30, 2026, compared to a gain of $3,575 in the prior year period, representing an unfavorable change of $3,738. For the twelve months ended June 30, 2026, the Company recorded a fair value gain of $1,111, compared to a gain of $3,575 in the prior year period, representing an unfavorable change of $2,464. The changes reflect the remeasurement of warrant liabilities based on changes in valuation inputs, including share price, volatility, and other assumptions.

Fair value change of CVR liabilities

The Company recorded a fair value loss of $40 for the three months ended June 30, 2026, compared with a gain of $7,195 in the prior-year period, an unfavorable change of $7,235. For the twelve months ended June 30, 2026, the Company recorded a gain of $713, compared with $7,195 in the prior year, an unfavorable change of $6,482.

Fair value change of other liabilities due to non-controlling interest holders

The Company recorded a fair value loss of $9 for the three months ended June 30, 2026, and a loss of $38 for the twelve months ended June 30, 2026, compared to nil in the prior year periods. The losses reflect the remeasurement of fixed payment obligations to non-controlling interest holders.

Loss on investments

No loss on investments was recorded during the three or twelve months ended June 30, 2026, compared to nil for the three months ended June 30, 2025 and a loss of $3,385 for the twelve months ended June 30, 2025. The prior-year loss related to the remeasurement of the Company’s investment as part of acquisition accounting.

Other income (expenses)

The Company recorded other expenses of $911 for the three months ended June 30, 2026, compared with $44 in the prior-year period, an unfavorable change of $867. For the twelve months ended June 30, 2026, the Company recorded other expenses of $814, compared with other income of $351 in the prior year, an unfavorable change of $1,165.

Comparison of Fiscal 2025 and 2024 Results and Fourth Quarter 2025 and 2024 Results

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services and other services.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Development fees	$5,516	$-	$5,516	$7,687	$2,012	$5,675
EPC services	7,315	6,589	726	23,261	54,066	(30,805)
IPP production	2,721	319	2,402	9,297	578	8,719
O&M and other services	1,248	1,069	179	1,286	1,721	(435)
Total revenue	$16,800	$7,977	$8,823	$41,531	$58,377	$(16,846)

Total revenue

For the three months ended June 30, 2025, total revenue increased by 111% to $16,800 compared to $7,977 in 2024, mainly due to higher development fees and IPP production revenue, partially offset by lower EPC revenue. For the twelve months ended June 30, 2025, total revenue decreased by 29% to $41,531 compared to $58,377 in 2024, primarily due to a decline in EPC services, partially offset by higher IPP production and development fees.

Development Fees

For the three months ended June 30, 2025, development fee revenue was $5,516 compared to nil in 2024, representing an increase of $5,516. For the twelve months ended June 30, 2025, development fee revenue was $7,687 compared to $2,012 in 2024, an increase of $5,675 or 282% year over year. The increases for both the quarter and the year were primarily driven by higher development activities completed and monetized during fiscal 2025.

EPC Services

For the three months ended June 30, 2025, EPC services revenue increased to $7,315 from $6,589 in 2024, an increase of $726 or 11%. The increase was primarily attributable to higher project construction activity in fiscal 2025 compared to the prior year. For the twelve months ended June 30, 2025, EPC services revenue decreased to $23,261 from $54,066 in 2024, a decline of $30,805 or 57%. The decrease was primarily due to lower project construction activity in fiscal 2025 compared to the prior year, reflecting the timing of project execution. Revenues were also impacted by the Company’s strategic shift away from short-term EPC and project sales toward the expansion of its IPP portfolio and recurring revenue streams. This transition represents an ongoing trend in the Company’s business model and may be more appropriately discussed in the “Discussion of Operations and Outlook” section.

IPP Production

For the three months ended June 30, 2025, IPP production revenue increased significantly to $2,721 compared to $319 in 2024, an increase of $2,402 or 753%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $2,390 of IPP production revenue in the quarter. For the twelve months ended June 30, 2025, IPP production revenue increased to $9,297 compared to $578 in 2024, an increase of $8,719 or 1,508%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $8,417 of IPP production revenue during the twelve months ended 2025.

O&M and Other Services

For the three months ended June 30, 2025, O&M and other services revenue was $1,249 compared to $1,069 in 2024, an increase of $179 or 17%, reflecting stronger third-party service activity. For the twelve months ended June 30, 2025, O&M and other services revenue was $1,286 compared to $1,721 in 2024, a decrease of $435 or 25%, mainly due to fewer third-party O&M service contracts executed during the year.

Cost of goods sold

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Cost of development fees	$6,847	$189	$6,658	$7,387	$1,151	$6,236
Cost of EPC services	2,538	5,166	(2,628)	16,246	44,233	(27,987)
Cost of IPP production	1,195	266	929	7,223	331	6,892
Cost of O&M and other services	23	881	(858)	164	983	(819)
Total cost of goods sold	$10,603	$6,502	$4,101	$31,020	$46,698	$(15,678)

Cost of development fees

For the three months ended June 30, 2025, development fee costs were $6,847 compared to $189 in 2024, an increase of $6,658 or 3,523%. For the twelve months ended June 30, 2025, development fee costs were $7,387 compared to $1,151 in 2024, an increase of $6,236 or 542%. The increase was primarily due to higher project development activities reaching milestones during the twelve months ended June 30, 2025.

Gross profit margin on development fees was 4% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. Development fee margins are primarily influenced by the type and volume of activities undertaken during the fiscal year.

Cost of EPC services

For the three months ended June 30, 2025, EPC services costs were $2,538 compared to $5,166 in 2024, representing a decrease of $2,628. For the twelve months ended June 30, 2025, EPC services costs were $16,246 compared to $44,233 in 2024, a decrease of $27,987 or 63%. The decrease was consistent with the lower level of EPC project activity during the twelve months ended June 30, 2025, which was impacted by permitting delays and fewer large-scale projects under construction compared to the prior year. Costs also trended lower in line with the Company’s transition away from EPC contracting toward an expanded IPP portfolio.

Overall, gross profit from projects was higher during the twelve months ended June 30, 2025. Gross profit margin for EPC services was 30% for the twelve months ended June 30, 2025, compared to 18% for the twelve months ended June 30, 2024. The improvement reflects better cost management and reduced project delivery costs, resulting in stronger profitability despite lower EPC volumes year-over-year.

Cost of IPP production

For the three months ended June 30, 2025, IPP production costs were $1,195 compared to $266 in 2024, an increase of $929 or 349%. For the twelve months ended June 30, 2025, IPP production costs were $7,223 compared to $331 in 2024, an increase of $6,892 or 2,082%. The increase was primarily driven by the acquisition of SFF and additional IPP facilities brought into operation during the year, which expanded the portfolio and resulted in higher operating and maintenance expenditures. Depreciation and amortization expenses of approximately $5,018 were recorded within cost of goods sold for the twelve months ended June 30, 2025.

Gross profit margin for IPP production was 22% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. The margin decrease is mainly due to the inclusion of additional depreciation and amortization of $5,018 within cost of goods sold, following the acquisition of SFF and expansion of the IPP portfolio.

Cost of O&M and other services

For the three months ended June 30, 2025, O&M and other services costs were $23 compared to $881 in 2024, representing a favorable variance of $858. For the twelve months ended June 30, 2025, O&M and other services costs were $164 compared to $983 in 2024, a favorable variance of $819 or 83%. The favorable variance was primarily due to fewer service contracts executed in fiscal 2025 and lower associated maintenance activities compared to the prior year.

Gross profit margin for O&M and other services was 87% for the twelve months ended June 30, 2025, compared to 43% in for the twelve months ended June 30, 2024. The improvement was driven by lower costs relative to revenue, as fewer service contracts were executed in FY2025 but with higher profitability per contract.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Advertising and promotion	$4	$730	$(726)	$1,111	$4,088	$(2,977)
Professional fees	2,968	989	1,979	8,035	1,861	6,174
Consulting fees	2,263	464	1,799	5,040	1,541	3,499
Depreciation and amortization	30	25	5	100	79	21
Salary and wages	442	413	29	1,713	1,280	433
Share-based compensation	6	101	(95)	177	860	(683)
Insurance	172	199	(27)	879	416	463
Listing fees	38	540	(502)	166	724	(558)
Travel and events	86	138	(52)	495	362	133
Repairs and maintenance	32	28	4	131	140	(9)
Other operating expense	557	308	249	1,366	646	720
Impairment loss	12,596	2,975	9,621	30,374	4,100	26,274
Total operating expenses	$19,194	$6,910	$12,284	$49,587	$16,097	$33,490

Advertising and Promotion

For the three months ended June 30, 2025, advertising and promotion expenses were $4 compared to $730 in 2024, a decrease of $726. For the twelve months ended June 30, 2025, expenses decreased to $1,111 from $4,088 in 2024, a reduction of $2,977 or 73%, primarily reflecting reduced marketing and investor relations activities following the Company’s IPO and US stock exchange listing in 2024.

Professional fees

For the three months ended June 30, 2025, professional fees increased to $2,968 from $989 in 2024, an increase of $1,979 or 200%. For the twelve months ended June 30, 2025, professional fees increased to $8,035 from $1,861 in 2024, an increase of $6,174 or 332%, primarily due to higher legal, audit, and advisory costs associated with the Company’s growth, acquisitions, and financing activities.

Consulting Fees

For the three months ended June 30, 2025, consulting fees increased to $2,263 from $464 in 2024, an increase of $1,799 or 388%. This increase was primarily driven by greater use of external consultants to support business expansion initiatives during the period. For the twelve months ended June 30, 2025, consulting fees increased to $5,040 from $1,541 in 2024, an increase of $3,499 or 227%. The increases were mainly driven by higher use of external consultants to support legal and compliance matters and business expansion initiatives in fiscal 2025.

Depreciation and Amortization

For the three months ended June 30, 2025, depreciation and amortization was $30 compared to $25 in 2024, an increase of $5. For the twelve months ended June 30, 2025, depreciation and amortization was $100 compared to $79 in 2024, an increase of $21 primarily attributable to right-of-use asset depreciation.

Salary and wages

For the three months ended June 30, 2025, salary and wages were $442 compared to $413 in 2024, essentially flat year over year. For the twelve months ended June 30, 2025, salary and wages increased to $1,713 from $1,280 in 2024, an increase of $433 or 34%, primarily reflecting higher headcount following the SFF acquisition.

Share-based compensation

For the three months ended June 30, 2025, share-based compensation was $6 compared to $101 in 2024, a decrease of $95. For the twelve months ended June 30, 2025, share-based compensation decreased to $177 from $860 in 2024, a reduction of $683 or 79%, reflecting lower option and RSU grants during the twelve months ended June 30, 2025.

Insurance

For the three months ended June 30, 2025, insurance expenses were $172 compared to $199 in 2024, a decrease of $27. For the twelve months ended June 30, 2025, insurance expenses increased to $879 from $416 in 2024, an increase of $463 or 111%, primarily due to higher premiums.

Listing Fees

For the three months ended June 30, 2025, listing fees were $38 compared to $540 in 2024, a decrease of $502. For the twelve months ended June 30, 2025, listing fees decreased to $166 from $724 in 2024, a reduction of $558 or 77%. Listing fees were elevated due to the Company’s IPO and related stock exchange listing costs, while spending declined in during the twelve months ended June 30, 2025, as no similar one-time costs were incurred.

Travel and Events

For the three months ended June 30, 2025, travel and events expenses were $86 compared to $138 in 2024, a decrease of $52. For the twelve months ended June 30, 2025, travel and events expenses increased to $495 from $362 in 2024, an increase of $133 or 37%, consistent with higher in-person activity.

Repairs and Maintenance

For the three months ended June 30, 2025, repairs and maintenance were $32 compared to $28 in 2024, an increase of $4. For the twelve months ended June 30, 2025, repairs and maintenance expenses were $131 compared to $140 in 2024, a decrease of $9, essentially flat year over year.

Other operating expenses

For the three months ended June 30, 2025, other operating expenses were $557 compared to $308 in 2024, an increase of $249 or 81%, reflecting higher general corporate costs. For the twelve months ended June 30, 2025, other operating expenses increased to $1,366 from $646 in 2024, an increase of $720, reflecting higher general corporate costs.

Impairment loss

For the three months ended June 30, 2025, the Company recognized an impairment loss of $12,596, compared to $2,975 in 2024. For the twelve months ended June 30, 2025, total impairment charges were $30,374, compared to $4,100 in 2024. The higher charges in 2025 mainly reflect a goodwill write-down of $17,778 recognized in Q1 and additional impairments recorded at year-end based on updated recoverable amounts of certain CGUs. Refer to section “Impairment of Goodwill and Long-Lived Assets” for further details.

Other expenses (income):

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Interest income	$179	$59	$120	$607	$321	$286
Interest expense	(749)	(7)	(742)	(3,263)	(285)	(2,978)
Fair value change of derivatives	78	(137)	215	(1,340)	(137)	(1,203)
Fair value change of warrant liabilities	3,575	-	3,575	3,575	-	3,575
Fair value change of CVR	7,195	-	7,195	7,195	-	7,195
Loss on investments	-	(1,125)	1,125	(3,385)	(1,125)	(2,260)
Other income (expenses)	(45)	(257)	212	351	5,013	(4,662)
Total non - operating expenses	$10,233	$(1,467)	$11,700	$3,740	$3,787	$(47)

Interest income

For the three months ended June 30, 2025, interest income was $179 compared to $59 in 2024, an increase of $120 or 203%. For the twelve months ended June 30, 2025, interest income was $607 compared to $321 in 2024, an increase of $286 or 89%. The increase is mainly due to higher cash balances and short-term investments.

Interest expense

For the three months ended June 30, 2025, interest expense increased to $749 compared to $7 in 2024, an increase of $742 or 10,600%. For the twelve months ended June 30, 2025, interest expense increased to $3,263 compared to $285 in 2024, an increase of $2,978 or 1,045%. The increase is reflecting new debt financing arrangements associated with the projects acquired as part of the SFF acquisition.

Fair value change of derivatives

For the three months ended June 30, 2025, the Company recorded a fair value gain on derivatives of $78, compared to a loss of $137 in 2024, representing a favorable variance of $215. For the twelve months ended June 30, 2025, the Company recorded a fair value loss on derivatives of $1,340, compared to a loss of $137 in 2024, an unfavorable variance of $1,203 or 878%, primarily due to changes in market inputs and valuation assumptions.

Fair value change of warrant liabilities

For both the three months and twelve months ended June 30, 2025, the Company recognized a fair value gain of $3,575 relating to warrant liabilities, compared to nil in 2024. The gain reflects changes in the fair value of outstanding warrants measured under IFRS 9. The change in fair value was primarily driven by updated management assumptions within the Black-Scholes option-pricing model, including volatility, risk-free rate, and expected term, together with other valuation inputs.

Fair value change of CVR

For the three months ended June 30, 2025 and twelve months ended June 30, 2025, the Company recorded a fair value gain on CVR of $7,195, primarily due to changes in valuation assumptions.

Loss on investments

For the three months ended June 30, 2025, the Company recorded no loss on investments compared to a loss of $1,125 in 2024. For the twelve months ended June 30, 2025, the Company recorded a loss on investments of $3,385, compared to a loss of $1,125 in 2024, an increase of $2,260 or 201%. The losses were fully attributable to the remeasurement of the Company’s investment in SFF as part of the acquisition accounting.

Other income (expenses)

For the three months ended June 30, 2025, other expenses were $45 compared to $257 in 2024, a favorable variance of $212. For the twelve months ended June 30, 2025, other income was $351 compared to $5,013 in 2024, a decrease of $4,662, primarily due to $4,839 account receivable recovery during the twelve months ended June 30, 2024 that did not recur in 2025.

Summary of Quarterly Results

Three months ended in thousands except per share amounts	Revenue	Income (loss) for the period	Earnings (loss) per share basic	Earnings (loss) per share diluted
June 30, 2026	$5,191	$(12,133)	$(0.26)	$(0.26)
March 31, 2026	(34)	(5,463)	(0.12)	(0.12)
December 31, 2025	3,103	(7,711)	(0.21)	(0.21)
September 30, 2025	19,150	1,011	0.03	0.02
June 30, 2025 (1)	17,641	3,565	0.11	0.08
March 31, 2025 (1)	4,709	(6,522)	(0.21)	(0.21)
December 31, 2024 (1)	4,122	(1,670)	(0.05)	(0.05)
September 30, 2024 (1)	15,059	(26,489)	(0.87)	(0.87)
June 30, 2024	7,977	(9,096)	(0.34)	(0.34)
March 31, 2024	24,075	3,499	0.13	0.09
December 31, 2023	18,644	(15)	-	-
September 30, 2023	7,681	2,035	0.08	0.05

(1)The financial results were restated as a result of corrections made to the 2025 comparative.

Quarterly results are subject to variability due to the nature of the Company’s two principal revenue streams, EPC and IPP. EPC revenues are recognized under IFRS 15 based on the stage of completion of construction projects and therefore depend heavily on the specific projects under contract, and their execution schedules. As a result, EPC revenue can be uneven and is often concentrated in quarters when significant construction milestones are achieved, while in other periods revenue may be substantially lower if projects are delayed or have not yet reached the recognition stage. IPP revenues are recurring and tied to the electricity output of operating solar facilities. Significant IPP contributions only began in the first quarter of fiscal 2025 following the acquisition of SFF. From that point onward, IPP revenue has become a more stable and predictable component of results, though it remains inherently seasonal. IPP generation is generally higher in the spring and summer months, when solar irradiance levels are stronger, and lower in the winter months, when daylight hours are shorter and weather conditions less favorable.

B. Liquidity and Capital Resources

All amounts are in thousands of Canadian dollars except where otherwise indicated and per share amounts.

The following table summarizes the Company’s liquidity position:

(in thousands of Canadian dollars)	June 30, 2026	June 30, 2025(2)
Cash	$10,730	$7,624
Working capital(1)	1,578	(1,843)
Total assets	133,466	139,141
Total liabilities	113,089	119,381
Shareholders’ equity	20,377	19,760

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. The Company calculates working capital as current assets less current liabilities. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.
(2)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated financial statements for further details and impacts of the restatement.

There is substantial doubt about its ability to continue as a going concern, meaning that PowerBank may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. The Company is already highly levered and needs to raise additional funds through the issuance of new debt, equity securities, or otherwise in order to support its current operations, liquidity needs, and business growth. Although PowerBank has successfully raised funds through the issuance of equity securities in the 2026 fiscal year, there is no assurance that sufficient financing will be available when needed to allow PowerBank to continue as a going concern. The perception that PowerBank may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate the Company’s business due to concerns about its ability to meet contractual obligations.

For the years ended June 30, 2026, 2025 and 2024, the Company incurred net losses of $24,296, $31,116 and $3,577, respectively. Cash flows from operating activities were negative $12,828 and $17,260 in 2026 and 2025, respectively, and positive $8,485 in 2024. As at June 30, 2026, the Company had cash and cash equivalents of $10,730 and working capital of $1,578.

Based on the Company’s current level of expenditures and forecast cash flows, its existing liquidity and forecasted internally generated cash flows are not sufficient to fund its operations and meet its obligations throughout the period for at least the next twelve months from the issuance date of these consolidated financial statements. The Company will require additional financing to fund its ongoing operations and meet its obligations as they become due. Management is pursuing additional liquidity through a combination of equity financing, debt refinancing, project financing and asset monetization. Management is also evaluating measures to conserve cash, including operating cost reductions and enhanced management of working capital.

As of the date the consolidated financial statements were authorized for issuance, the Company has not obtained binding commitments sufficient to fund all of its forecast liquidity requirements. The Company’s financing initiatives are subject to market conditions, counterparty participation, regulatory approvals where applicable, and the negotiation of acceptable terms. There can therefore be no assurance that the required financing or other liquidity initiatives will be completed when needed or in amounts sufficient to fund the Company’s obligations.

While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no certainty that these events will occur. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

To assist with potential liquidity needs, on May 8, 2025 the Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

On July 1, 2026, the Company closed a registered direct offering of 7,000,000 common shares to two new long-term institutional investors (the “2026 Offering”). U.S.$4.2 million was funded upon the closing of the 2026 Offering, before deducting placement agent fees and other estimated 2026 Offering expenses. The Company intends to use the net proceeds from the 2026 Offering for delivery of its independent power producer project portfolio, working capital and general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the 2026 Offering.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian and United States securities regulatory authorities.

On March 24, 2025, the Company closed an equity offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the offering. The use of proceeds is shown below.

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of March 31, 2026 (US$)	Remaining balance (US$)	Impact of Variances
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	1,944,949	-	No variances
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	1,204,016	2,304,049	The timeline for the development of this project has been extended
Contractor Cost	501,986	501,986	-	No variances
IR and marketing	1,000,000	1,000,000		No variances
Insurance (D&O and Operational Property Policy Renewal)	700,000	675,394	24,606	Funds not yet expended. No impact expected.
Expenses of the Offering	845,000	845,000	-	No variances
Total	8,500,000	6,171,345	2,328,655

In addition, the Company has entered into an equity distribution agreement (the “2025 Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to establish an at-the-market equity program (the “2025 ATM Program”). The Company may issue up to US$15 million of common shares of the Company (the “ATM Offered Shares”) from treasury under the 2025 ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Offered Shares sold under the 2025 ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The Company issued 7,738,625 Shares for gross proceeds of approximately $13.68 million USD under the 2025 ATM Program. The Company and the Agents entered into a new equity distribution agreement dated February 17, 2026 (the “2026 Distribution Agreement”) to establish a new at-the-market equity program (the “2026 ATM Program”). The Company may issue up to US$50 million of ATM Offered Shares. As of June 30, 2026 the Company has issued 162,693 Shares for gross proceeds of approximately US$0.129 million under the 2026 ATM Program. However, the Company will not be eligible to continue to use 2026 ATM Program as a result of it currently not meeting the eligibility requirements for the multi-jurisdictional disclosure system. In order to establish a new ATM program the Company will be required to file new prospectus and registration documentation.

As it relates to debt financing, as disclosed above, the Company has secured a $28.1 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available in the near future. The Company has also secured from Seminole Financial Services, LLC an initial US$2.6 million construction to mini-perm loan for the Geddes Project. On December 30, 2025, the Company entered into the NYGB Loan for an aggregate principal amount of up to US$8 million. The proceeds of the facility are intended to fund interconnection deposits for certain projects. See “Overview - Development of the Business – Recent Developments” for additional details.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

(in thousands of Canadian dollars)	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
Net cash provided by (used in)
Operating activities	$(12,828)	$(17,260)	$8,485
Investing activities	(6,894)	(4,128)	(4,661)
Financing activities	22,204	23,929	728
Net increase (decrease) in cash	2,482	2,541	4 ,552

Cash flow from operating activities

For the year ended June 30, 2026, net cash used in operating activities was $12,828, compared with $17,260 in 2025. The decrease in cash used primarily reflected a lower net loss and a smaller net use of cash from changes in non-cash operating assets and liabilities. Non-cash adjustments in 2026 included depreciation and amortization of $5,719, share-based compensation of $4,584, inventory write-offs of $1,856, accounts receivable write-offs of $933, and impairment losses of $4,724. Interest paid was $3,320.

For the twelve months ended June 30, 2025, cash flows used in operating activities were $17,260, compared to cash inflows of $8,485 in the prior year, representing a decrease of $25,745 year over year. The decrease was primarily driven by a higher net loss after adjusting for non-cash items, most notably the recognition of a $30,374 impairment loss in 2025, as well as a $17,773 unfavorable change in non-cash operating assets and liabilities, a $2,904 increase in interest paid, and an $824 increase in income taxes paid compared to the prior year.

Cash flow from investing activities

For the year ended June 30, 2026, net cash used in investing activities was $6,894, compared with $4,128 in 2025. Current-year outflows primarily consisted of $9,422 for construction in progress, $716 for purchases of short-term investments, and a $381 increase in restricted cash. These were partly offset by $2,273 in government grants, $1,106 in proceeds from short-term investments, and $246 in capital expenditure refunds.

For the twelve months ended June 30, 2025, cash outflows used in investing activities were $4,128, compared to cash outflows of $4,661 in the prior year, representing an improvement of $533 year over year. The improvement was primarily due to net cash acquired of $9,887 from the SFF acquisition, partially offset by higher purchases of construction in progress and increased restricted cash balances. In fiscal 2024, investing outflows were mainly related to the investment in SFF shares and purchases of construction in progress.

Cash flow from financing activities

For the year ended June 30, 2026, net cash provided by financing activities was $22,204, compared with $23,929 in 2025. Current-year inflows primarily consisted of $18,167 in net proceeds from common shares, $7,066 from long-term debt, $4,810 from short-term loans, and $671 from warrant exercises. These were partly offset by repayments of long-term debt of $4,938, short-term loans of $2,668, and lease liabilities of $1,109.

For the twelve months ended June 30, 2025, cash flows from financing activities were $23,929, compared to $728 in the prior year, representing an increase of $23,201. The increase was mainly attributable to new financing initiatives, including $10,091 of proceeds from long-term debt, $6,615 from the issuance of shelf prospectus shares, $6,189 from short-term loans, and $4,975 from the issuance of warrants. Additional inflows included $3,550 from the issuance of common shares, $791 from broker warrant grants, $176 from equity warrants exercised, and $62 from the exercise of share options. These inflows were partially offset by $4,354 of long-term debt repayments, $3,062 of short-term loan repayments, $981 of lease obligation repayments, $731 relating to changes in non-controlling interests, and $123 for the acquisition of non-controlling interests.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

In fiscal 2026, the Company continued to focus on scaling its business model by growing its pipeline, monetizing its close-to-notice to proceed projects and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will resume growing in fiscal 2027. For information on the Company’s most recently reported operating results and recent events that had a material effect on the Company’s liquidity and capital resources please see, Item 5.A — Operating and Financial Review and Prospects — Operating Results and Item 5.B — Operating and Financial Review and Prospects — Liquidity and Capital Resources, respectively.

E. Critical Accounting Estimates.

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here. For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 2 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Name	Position with PowerBank	Principal Business Activity Outside PowerBank
Dr. Richard Lu	Chief Executive Officer and Director	N/A
Nicole Rusaw	Chief Financial Officer	N/A
Andrew van Doorn	President and Chief Operating Officer	N/A
Xiaohong (Tracy) Zheng	Executive Vice President Corporate Development	N/A
Paul Pasalic	Director	Managing Director, Head of Legal (Europe) – Private Equity Transactions, with Hudson Advisors
Paul Sparkes	Director	Corporate director and Self-Employed advisor advising growth entities in private and public markets.
Chelsea Nickles	Director	Head of Market Development (UK & Ireland) of Orsted Power UK
Matthew Wayrynen	Executive Chair and Director	N/A

The following are brief biographies of our directors and executive officers:

Dr. Richard Lu - Director and Chief Executive Officer

Dr. Richard Lu has more than 25 years of global experience in the energy industry developing and implementing business strategies for organizations in North America, Europe and Asia. He is the CEO of PowerBank, an established and trusted developer, engineer, asset operator, and manager in the clean and renewable energy space in Canada and the US. He is an Independent Director and Chairman of the Audit Committee at dynaCERT Inc. (TSE:DYA), a high-tech company that specializes in hydrogen application in the transportation industry. He is also a Director at Alkaline Fuel Cell Power Corp. (NEO:PWWR), an advanced hydrogen fuel cell technology company. He was the Managing Director of Sky Solar Holdings Co., Ltd. (SKYS, NASDAQ), and the VP of Business Development at ARISE Technology Corporation (APV-T). Dr. Lu also previously held the position of Chief Conservation Officer and VP of Toronto Hydro Corporation, where he developed and executed a sweeping portfolio of Conservation, Demand Management and Distributed Energy programs. Prior to that he was the Vice- President of Environment, Health and Safety, ensuring Toronto Hydro Corporation’s commitment to providing a safe and healthy workplace for employees and the strategies for achieving sustainable development and growth are successfully met. Dr. Lu has held senior positions with Enbridge Gas Distribution, Husky Injection Molding Systems Ltd., and Dillon Consulting. Dr. Lu is an EMBA from Rotman, and a MSc from the University of Toronto; a MHSc and MD from Tongji Medical University.

Nicole Rusaw – Chief Financial Officer

Ms. Rusaw is a Chartered Professional Accountant and Chartered Accountant (Ontario) and holds a Bachelor of Accounting, Co-op, with First Class Honours from Brock University.

Andrew van Doorn – President and Chief Operating Officer

Mr. van Doorn has over 28 years of executive leadership experience in Engineering and Construction in the Renewable Energy and Utility sectors, with over 200MW of solar projects completed. As former Chairman of the Canadian Solar Industries Association (CANSIA), Mr. van Doorn is an expert in the management, operations, and construction of solar photovoltaic systems. He is a Professional Engineer, designated in the province of Ontario.  Mr. van Doorn’s solar experience includes 32MW of community solar in Minnesota, 28 MW built or under construction in New York State, and 20 MW of ground mount systems in Ontario.  Further experience includes 140MW of rooftop solar spread across 600 sites in Ontario, including at over 500 schools and North America’s largest school rooftop portfolio at the Toronto District School Board, with over 350 sites.  Mr. van Doorn was also the founding partner part of the Initial Public Offering of HLT Energies, a solar thermal independent power producer that traded on the TSX-Venture Exchange. Mr. van Doorn currently oversees the engineering, procurement, construction and operations of all solar projects with the Company.

Tracy Zheng, Executive Vice President Corporate Development

Ms. Zheng is an accomplished business strategist with over 25 years of management experience in brand marketing, investment, business development and solar project operations. Ms. Zheng joined the Company’s executive team after several years at Sky Solar Canada where she was responsible for sales management, financial and project viability analysis, and partnership negotiation. At the Company and Sky, Ms. Zheng played a leading role in securing more than 450 contracts for over 200MW of rooftop and ground mount photovoltaic systems under Ontario’s Feed-In-Tariff program. Her experience also includes a plethora of international business exposure specializing in brand and market strategy in senior marketing positions at companies including Colgate-Palmolive and Clairol as well as firms specialized in market research and e-commerce. She is proficient in developing marketing plans, strategies, identifying and capitalizing on market opportunities, and managing implementation of in-field initiatives. She has successfully led more than 10 new product launches in addition to national marketing and advertising campaigns, and communications programs. She holds a Bachelor of Science in Engineering from Sun Yat-Sen University, and an MBA from the Schulich School of Business, York University.

Paul Pasalic, Director

Mr. Pasalic is a private equity professional and a corporate lawyer with more than 15 years of experience in corporate, securities and regulatory matters. Mr. Pasalic has advised on a diverse array of complex multi-jurisdictional transactions across various industries and across the capital structure. Mr. Pasalic holds a bachelors of business administration (finance) from Simon Fraser University, and obtained a juris doctor from the University of Calgary in 2007. Mr. Pasalic is a qualified attorney in Canada (Alberta (non-practicing)), New York State as well as in England and Wales. Mr. Pasalic is also a CFA charterholder.

Paul Sparkes - Director

Mr. Sparkes is an entrepreneur with over 25 years of experience in media, finance, capital markets and Canada’s political arena. He spent a decade in the broadcast and media industry as CTVglobemedia’s Executive Vice President, Corporate Affairs. He also held senior positions in public service, including with the Government of Canada as Director of Operations to Prime Minister Jean Chretien, and as a senior aide to two Premiers of Newfoundland and

Labrador. Paul was a co-founder and executive vice chairman at Difference Capital Financial and serves on a number of private and public boards. He is currently President and founder of Otterbury Holdings Inc., Global Alternatives Advisory, and is an advisor and deal maker for growth companies in the private and public markets.

Chelsea Nickles, Director

Ms. Nickles is a renewable energy professional with more than 20 years of experience contributing to a net zero world. For nearly the past decade, Ms. Nickles has been focusing on developing offshore wind projects in multiple jurisdictions with Ørsted, the global leader in offshore wind. Ms. Nickles currently holds the title of Director with Ørsted and also serves as a director for several offshore wind companies where she helps to steer their success. Prior to joining Ørsted, Ms. Nickles worked as a lawyer in the Projects, Energy, Natural Resources and Infrastructure group with Allen & Overy LLP in London, England. Ms. Nickles holds a Bachelors of Arts (honours) from Acadia University and obtained a juris doctor from the University of Calgary in 2009.

Matthew Wayrynen, Executive Chair and Director

Mr. Wayrynen led Solar Flow-Through Funds since its inception in 2012, playing a key role in raising over $150 million in project financing and navigating the company’s regulatory, financial, and managerial challenges prior to its acquisition by PowerBank in 2024. With a background in resource company management, venture capital, startup financing, and mergers and acquisitions, Matt also serves as a director for several other publicly listed resource companies.

B. Compensation

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended June 30, 2026 the Company’s Named Executive Officers. The Company had five Named Executive Officers during the fiscal year ended June 30, 2026 as set forth in the table below.

			Share-	Option-		Non-equity incentive plan compensation ($)			All other	Total
Name and principal position)	Year	Salary ($)	based awards ($)	based awards ($)		Annual incentive plans	Long-term incentive plans	Pension value ($)	compen- sation ($)	compen- sation ($)
Dr. Richard Lu(1)	2026	385,829	308,871	295,521	(6)	150,000	Nil	Nil	Nil	1,140,221
CEO	2025	534,937	46,798	Nil		100,000	Nil	Nil	Nil	681,735
	2024	414,000	Nil	Nil		Nil	Nil	Nil	Nil	414,000

Sam Sun(2)	2026	270,000	129,763	197,014	(6)	85,000	Nil	Nil	Nil	681,777
Former Chief Financial Officer	2025	270,002	Nil	Nil		Nil	Nil	Nil	Nil	270,002
	2024	120,000	Nil	Nil		Nil	Nil	Nil	Nil	120,000

			Share-	Option-		Non-equity incentive plan compensation ($)			All other	Total
Name and principal position)	Year	Salary ($)	based awards ($)	based awards ($)		Annual incentive plans	Long-term incentive plans	Pension value ($)	compen- sation ($)	compen- sation ($)
Andrew van Doorn(3)	2026	350,002	72,000	229,521	(6)	182,000	Nil	Nil	Nil	833,523
President & Chief Operating Officer	2025	350,002	Nil	Nil		Nil	Nil	Nil	Nil	350,002
	2024	350,000	Nil	Nil		110,000	Nil	Nil	Nil	460,000

Tracy Zheng(4)	2026	250,000	174,710	197,014	(6)	120,000	Nil	Nil	Nil	741,724
Executive VP Corporate Development	2025	250,000	Nil	Nil		Nil	Nil	Nil	Nil	250,000
	2024	188,400	Nil	Nil		Nil	Nil	Nil	Nil	188,400

Matthew Wayrynen(5)	2026	259,200	157,475	Nil		27,875	Nil	Nil	Nil	444,550
Executive Chair	2025	388,800	34,316	Nil		Nil	Nil	Nil	Nil	423,116
	2024	388,800	Nil	Nil		Nil	Nil	Nil	Nil	388,800

(1)	Effective September 1, 2022, as amended July 2, 2024, Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Lu Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. LVC is paid annual consulting fees of $544,700 for the services of Dr. Lu. LVC is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. Dr. Lu receives no additional compensation for his services as a director. The Company may terminate Dr. Lu’s consulting agreement by providing six months prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by LVC for “Good Reason” or by the Company, then LVC is entitled to a payment equal to two years of consulting fees. See “Termination and Change of Control Benefits” for further details.
(2)	Effective June 10, 2022, as amended July 1, 2024, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. During the year ended June 30, 2026 Mr. Sun was paid an annual salary of $265,500 for his services as CFO. Mr. Sun is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing the notice or pay in lieu of notice required under the Employment Standards Act, 2000 (Ontario) which as of June 30, 2026 was three weeks notice or pay in lieu of notice. Mr. Sun resigned as CFO on August 21, 2026.
(3)	Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. During the year ended June 30, 2026 Mr. van Doorn was paid an annual salary of $350,002 for his services as President & COO. Mr. van Doorn is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing twelve month’s notice or pay in lieu of notice plus a continuation of employee group benefits for the notice period.
(4)	Effective February 1, 2021, Ms. Zheng, as amended July 2, 2024, through her personal company The Phoenix Trendz Inc. (“PTI”), entered into a consulting agreement with the Company. During the year ended June 30, 2026 PTI was paid annual consulting fees of $250,000 (plus applicable taxes) for the services of Ms. Zheng as Executive VP Corporate Development. PTI is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate PTI’s consulting agreement by providing one month’s prior written notice.
(5)	Effective July 8, 2024, Mr. Wayrynen, through his personal company Art Vancouver Productions Inc. (“AVPI”), entered into a consulting agreement with the Company. During the year ended June 30, 2026, AVPI was paid annual consulting fees of $388,800 (plus applicable taxes) for the services of Mr. Wayrynen as Executive Chair. Mr. Wayrynen receives no additional compensation for his services as a director. AVPI is also eligible to receive a bonus subject to achievement of bonus targets and the execution of a bonus plan by AVPI. The Company may terminate AVPI’s consulting agreement by providing seven month’s prior written notice, plus an additional month for each subsequent year of engagement, to a maximum of 18 months.
(6)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was July 30, 2025. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 3.00% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 57,88% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Option-based Awards

The Board of Directors has adopted the Share Compensation Plan under which RSUs and stock options (“Options”) may be granted to the Company’s directors, officers, employees and consultants. The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company securities; (B) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (C) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (D) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time; and

(b)	the number of Common Shares issuable pursuant to the exercise of Options under the Share Compensation Plan within a 12 month period to all eligible persons retained to provide investor relations activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 1% of the issued and outstanding Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions for RSUs

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of a RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting) and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions for Options

The Share Compensation Plan provides that the Administrators may determine, in accordance with minimum vesting requirements of the CSE, the vesting criteria applicable to any Options, when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options (whether or not then exercisable) will be automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the price of the Common Shares determined as follows: (A) if the Common Shares are listed on any exchange, the Market Price will be the closing price of the Common Shares on such exchange for the last market trading day prior to the date of grant of the Option. Notwithstanding the foregoing, in the event that the Common Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Market Price shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (i) the trading day prior to the date of grant of the Options, and (ii) the date of grant of the Options; or (B) in the absence of an established market for the Common Shares, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall: (i) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants, such amendment will not result in the imposition of taxes under Section 409A of the U.S. Internal Revenue Code of 1986; (ii) be subject to any regulatory approvals including, where required, the approval of the CSE; and (iii) be subject to shareholder approval, where required, by the requirements of the CSE, provided that shareholder approval shall not be required for the following amendments:

(a)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(b)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(c)	amendments to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof), providing such amendments do not adversely alter or impair such RSU or Option;

(d)	amendments to the termination provisions of any Option (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period) providing such amendments do not adversely alter or impair such Option;

(e)	amendments to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(f)	amendments to the Share Compensation Plan that would permit the Company to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs; and

(g)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would: (i) increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares; (ii) increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”; (iii) reduce the exercise price of any Option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person); (iv) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or (v) amend the amendment provisions of the Share Compensation Plan.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended June 30, 2026.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Richard Lu	327,330	(2)	$0.75	2027-11-04	75,285.90	391,657	383,823.86	Nil
CEO	300,000	(3)	$1.89	2030-07-30	Nil
Sam Sun Chief Financial Officer	200,000	(3)	$1.89	2030-07-30	Nil	10,000	$9,800.00	Nil
Andrew van Doorn President & Chief Operating Officer	233,000	(3)	$1.89	2030-07-30	Nil	Nil	Nil	Nil
Tracy Zheng Executive VP Corporate Development	200,000	(3)	$1.89	2030-07-30	Nil	55,000	$53,900.00	Nil
Matthew Wayrynen Executive Chair	Nil		N/A	N/A	N/A	278,709	$273,134.82	Nil

(1)	Based on the closing price of the Common Shares on the Exchange on June 30, 2026 being $0.98.
(2)	Options are granted for a period of five years and vest over a period of two years such that 50% become available for exercise on each of the twelve and twenty-four month anniversaries of the date of grant.
(3)	Options are granted for a period of five years and vest over a period of two years such that 1/3 become available for exercise on the date of grant, 1/3 on the twelve month anniversary of the date of grant and 1/3 on the twenty-four month anniversary of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended June 30, 2026

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the year ended June 30, 2026:

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)(6)		Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Richard Lu CEO	Nil	(2)	Nil		Nil
Sam Sun Chief Financial Officer	Nil	(3)	61,578.40	(7)	Nil
Andrew van Doorn President & Chief Operating Officer	Nil	(4)	Nil		Nil
Tracy Zheng Executive VP Corporate Development	Nil	(5)	75,262.20	(8)	Nil
Matthew Wayrynen Executive Chair	Nil		Nil		Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.
(2)	100,000 options exercisable at $1.89 per share vested on July 30, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on July 30, 2025 was $1.84
(3)	66,666 options exercisable at $1.89 per share vested on July 30, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on July 30, 2025 was $1.84
(4)	77,666 options exercisable at $1.89 per share vested on July 30, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on July 30, 2025 was $1.84
(5)	66,666 options exercisable at $1.89 per share vested on July 30, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on July 30, 2025 was $1.84
(6)	This amount is calculated based on the dollar value that would have been realized by multiplying the closing market price of the Common Shares on the vesting date by the number of RSUs vested.
(7)	23,684 RSUs vested on August 15, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on August 15, 2025 was $2.60.
(8)	28,947 RSUs vested on August 15, 2025. The closing price of the Common Shares on the Cboe Canada Inc. on August 15, 2025 was $2.60.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The following describes the respective employment or consulting agreements currently in effect for the Named Executive Officers:

Dr. Richard Lu

Effective September 1, 2022, as amended July 2, 2024, Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Lu Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. During the year ended June 30, 2026, LVC was paid annual consulting fees of $544,700 for the services of Dr. Lu. LVC is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the Lu Consulting Agreement by providing six months prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by LVC for “Good Reason” or by the Company, then LVC is entitled to a payment equal to two years of consulting fees.

Sam Sun

Effective June 10, 2022, as amended July 1, 2024, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. During the year ended June 30, 2026, Mr. Sun was paid an annual salary of $265,500 for his services as CFO. Mr. Sun is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing the notice or pay in lieu of notice required under the Employment Standards Act, 2000 (Ontario) which as of June 30, 2026 was four weeks notice or pay in lieu of notice. In the event that within one year of a “Change of Control” the employment agreement is terminated by Mr. Sun for “Good Reason” or by the Company, then Mr. Sun is entitled to a payment equal to two years of base salary.

Andrew van Doorn

Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. During the year ended June 30, 2026, Mr. van Doorn was paid an annual salary of $350,002 for his services as COO. Mr. van Doorn is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing twelve month’s notice or pay in lieu of notice plus a continuation of employee group benefits for the notice period. In the event that within one year of a “Change of Control” the employment agreement is terminated by Mr. van Doorn for “Good Reason” or by the Company, then Mr. van Doorn is entitled to a payment equal to two years of base salary.

Tracy Zheng

Effective February 1, 2021 Ms. Zheng, as amended July 2, 2024, through her personal company The Phoenix Trendz Inc. (“PTI”), entered into a consulting agreement with the Company. During the year ended June 30, 2026, PTI was paid annual consulting fees of $250,000 (plus applicable taxes) for the services of Ms. Zheng as Executive VP Corporate Development. PTI is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate PTI’s consulting agreement by providing one month’s prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by PTI for “Good Reason” or by the Company, then PTI is entitled to a payment equal to two years of consulting fees.

Matthew Wayrynen

Effective July 8, 2024 Mr. Wayrynen, through his personal company Art Vancouver Productions Inc. (“AVPI”), entered into a consulting agreement with the Company. During the year ended June 30, 2026, AVPI was paid annual consulting fees of $388,800 (plus applicable taxes) for the services of Mr. Wayrynen as Executive Chair. AVPI is also eligible to receive a bonus subject to achievement of bonus targets and the execution of a bonus plan by AVPI. The Company may terminate AVPI’s consulting agreement by providing seven month’s prior written notice, plus an additional month for each subsequent year of engagement, to a maximum of 18 months. In the event that within one year of a “Change of Control” the consulting agreement is terminated by AVPI for “Good Reason” or by the Company, then AVPI is entitled to a payment equal to two years of consulting fees.

Definitions

“Change of Control” will be deemed to have occurred if a transaction results in:

(i) the acceptance of an Offer (defined below) by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company);

(ii) the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity; or

(iii) the completion of a sale whereby all or substantially all of the Company’s undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale.

“Good Reason” shall be defined as, without the employee or consultant’s written consent, the occurrence of any of the following circumstances:

(i) reduction by the Company of the Monthly Fees;

(ii) the employee or consultant no longer holds the position title specified in their agreement;

(iii) a material diminution in the employee or consultant’ duties or the assignment to the employee or consultant of any duties inconsistent with the position title specified in their agreement;

(iv) a change in the employee or consultant’s reporting relationship such that the employee or consultant no longer reports directly to the position; or

(v) relocation of place of work more than 50 kilometers from the Company’s head office at the relevant time.

“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company.

Termination Payments

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions applicable as of June 30, 2026:

Name(1)	Dr. Richard Lu	Sam Sun	Andrew van Doorn	Tracy Zheng	Matt Wayrynen
Severance Period	24 Months	24 Months	24 Months	24 Months	24 Months
Severance Payment	1,089,400	540,000	700,000	500,000	777,600
Unvested Stock Options(2)	812,498	378,000	567,870	378,000	-
Benefits(3)	-	-	-	-	-
TOTALS	1,901,898	918,000	1,267,874	878,000	777,600

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2026).
(2)	Subject to a resolution of the Board of Directors, if there is a Change of Control, all stock options and RSUs vest immediately prior to such Change of Control. As of June 30, 2026 there were no unvested stock options or RSUs held by NEOs.
(3)	This amount includes health and medical plan premiums.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer without cause in accordance with the termination provisions applicable as of June 30, 2026:

Name	Dr. Richard Lu	Sam Sun	Andrew van Doorn	Tracy Zheng	Matt Wayrynen
Severance Period	6 Months	4 weeks	12 Months	1 Month	8 Months
Severance Payment	272,350	20,769	350,000	20,833	259,200
Unvested Stock Options(1)	812,498	378,000	567,870	378,000	-
Benefits(2)	-	-	-	-
TOTALS	1,084,848	398,769	917,872	398,833	259,200

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2026).
(2)	This amount includes health and medical plan premiums.

Director Compensation

From April 1, 2024, under the Company’s director compensation program, non-executive Directors of the Company receive the following director compensation, paid quarterly:

●	Independent Lead Director Annual Retainer: $94,500
●	Independent Director Annual Retainer: $81,000
●	Audit Committee Chair Annual Retainer: $13,900
●	Compensation, Corporate Governance and Nominating Committee Chair Annual Retainer: $13,900

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers. During the financial year ended June 30, 2026, the Company had four Directors who were not Named Executive Officers, being Paul Sparkes, Paul Pasalic and Chelsea Nickles.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Paul Sparkes Director	$94,500	Nil	Nil	Nil	Nil	Nil	$94,500
Paul Pasalic Director	$94,900	Nil	Nil	Nil	Nil	Nil	$94,900
Chelsea Nickles Director	$94,900	Nil	Nil	Nil	Nil	Nil	$94,900

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended June 30, 2026.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Sparkes Director	150,000	(2)	$0.75	2027-11-04	Nil	Nil	Nil	Nil
Paul Pasalic Director	150,000	(2)	$0.75	2027-11-04	Nil	Nil	Nil	Nil
Chelsea Nickles Director	Nil		Nil	Nil	Nil	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Cboe Canada Inc. on June 30, 2026, being $0.98.
(2)	Options are exercisable for a period of five years and vest over a period of two years such that 50% become available for exercise on each of the twelve and twenty-four month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended June 30, 2026

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the year ended June 30, 2026:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Sparkes Director	Nill	Nil	Nil
Paul Pasalic Director	Nil	Nil	Nil
Chelsea Nickles Director	Nil	Nil	Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

C. Board Practices

Each director of the Company is elected annually and holds office until the next annual general meeting unless that person ceases to be a director before then. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

As of June 30, 2026, we did not have any service contracts providing for benefits upon termination with any of our independent directors.

Audit Committee

Audit Committee Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of our Audit Committee Charter is available on request from us.

Composition of the Audit Committee

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board. During the year ended June 30, 2026, the Company’s Audit Committee was comprised of three directors: Paul Sparkes, Paul Pasalic and Chelsea Nickles. As defined in NI 52-110, Paul Sparkes, Paul Pasalic and Chelsea Nickles are considered “independent” and are “financially literate”.

Currently the PowerBank’s Audit Committee is comprised of three directors, Paul Sparkes, Paul Pasalic and Chelsea Nickles.

The Board has determined that Paul Pasalic qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act).

Relevant Education and Experience

All of the present members of the Audit Committee are senior level executive business persons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors or senior officers of public companies other than the Company.

For further relevant education and experience of Paul Sparkes, Paul Pasalic and Chelsea Nickles, refer to their respective biographies in Directors, Senior Management and Employees.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Company’s Audit Committee Charter, the Audit Committee is required to review and pre-approve any non-audit services provided by the Company’s external auditors. The Audit Committee has adopted a written Audit Committee Pre-Approval Policy with respect to audit and non-audit services to be performed by the Company’s external auditors. The Audit Committee will pre-approve all audit services provided by the external auditor through their recommendation of the external auditor as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of the external auditor’s annual audit plan. The Audit Committee Chair may pre-approve a request for non-audit services where the aggregate fees are estimated to be less than or equal to $50,000 but the Chair must advise other Audit Committee members of such pre-approval no later than the next regularly scheduled Audit Committee meeting. For non-audit services where the aggregate fees are estimated to be greater than $50,000, the approval of the full Audit Committee is required. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

Compensation Committee

Members and Independence

The Compensation Committee is comprised of Paul Sparkes, Paul Pasalic and Chelsea Nickles each of whom is considered an independent director for purpose of application securities laws.

Skills and Experience

The Board believes that each current member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices. For further relevant education and experience of Paul Sparkes, Paul Pasalic and Chelsea Nickles, refer to their respective biographies in Directors, Senior Management and Employees.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

● Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonuses, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

● Reviewing compensation of the Board of Directors;

● Administration of the Company’s compensation plans, including share compensation plan, outside directors’ compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

● Research and identification of trends in employment benefits; and

● Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chair of the Compensation Committee shall determine. The Compensation Committee may ask members of Management or others to attend meetings or to provide information as necessary. The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

D. Employees

The Company had 19 employees as of June 30, 2026, 18 employees as of June 30, 2025 and 15 employees as of June 30, 2024.

E. Share Ownership

As of June 30, 2026 the current directors and executive officers named in this Annual Report, as a group, beneficially owned a total of 3,869,935 Common Shares, representing beneficial ownership of approximately 7.79% of the Common Shares outstanding.

The table below sets forth the number of Common Shares beneficially owned by the current directors and executive officers named in this Annual Report as of June 30, 2026. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and RSUs that are exercisable or vest within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 47,697,277 outstanding Common Shares as of June 30, 2026, plus 1,243,110 Common Shares underlying options and 725,336 Common Shares underlying RSUs that are exercisable or vest within 60 days for the indicated beneficial owner for an aggregate total of 49,665,753.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares held	Exercisable Options	Exercisable RSUs	Number of Common Shares Beneficially Owned (1)		Percent of Outstanding Common Shares (2)
|Dr. Richard Lu	928,114	525,330	391,657	1,845,101	(3)	3.72%
Sam Sun	285,461	132,000	0	417,461	(4)	*	%
Andrew van Doorn	69,450	153,780	0	223,230	(5)	*	%
Xiaohong (Tracy) Zheng	296,352	132,000	55,000	483,352	(6)	*	%
Paul Pasalic	53,000	150,000	0	203,000	(7)	*	%
Paul Sparkes	0	150,000	0	150,000	(8)	*	%
Chelsea Nickles	0	0	0	0		*	%
Matthew Wayrynen	269,082	0	278,709	547,791	(9)	1.10%

Total	1,901,459	1,243,110	725,366	3,869,935		7.79%

* Less than 1%

(1)	Represents total number of Common Shares and all Exercisable Options exercisable within 60 days of the date above and all Exercisable Warrants exercisable within 60 days of the date above, if all Exercisable Options and Exercisable Warrants/s were exercised for Common Shares.
(2)	Represents Total Percentage if all Exercisable Options and Exercisable Warrants exercisable within 60 days of the date above were exercised for Common Shares.
(3)	Represents 928,114 Common Shares, options to purchase 525,330 Common Shares exercisable within 60 days of the date above and RSUs that vest to acquire 391,657 Common Shares within 60 days of the date above. Of the 928,114 Common Shares disclosed above, 811,498 Common Shares are beneficially held by 2384449 Ontario Inc., an entity controlled by Dr. Lu and the 391,657 RSUs are beneficially held by Light Voltaic Corporation, an entity controlled by Dr. Lu.

(4)	Represents 285,461 Common Shares and options to purchase 132,000 Common Shares exercisable within 60 days of the date above.
(5)	Represents 69,450 Common Shares and options to purchase 153,780 Common Shares exercisable within 60 days of the date above.
(6)	Represents 296,352 Common Shares, options to purchase 132,000 Common Shares exercisable within 60 days of the date above and RSUs that vest to acquire 55,000 Common Shares within 60 days of the date above. The 55,000 RSUs are beneficially held by The Phoenix Trendz Inc., an entity controlled by Ms. Zheng.
(7)	Represents 53,000 Common Shares and options to purchase 150,000 Common Shares exercisable within 60 days of the date above.
(8)	Represents options to purchase 150,000 Common Shares exercisable within 60 days of the date above.
(9)	Represents 269,082 Common Shares and RSUs that vest to acquire 278,709 Common Shares within 60 days of the date above. The 278,709 RSUs are beneficially held by Art Vancouver Productions Inc., an entity controlled by Mr. Wayrynen.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not aware of any shareholder who beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at June 30, 2026.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

B. Related Party Transactions

Key Management Personnel

All amounts are in thousands of Canadian dollars except where otherwise indicated.

As at June 30, 2026, amounts due to directors and other members of key management personnel (“KMP”) were comprised of $157 (June 30, 2025 - $144) included in trade and other payables, $801 included in other long-term liabilities (June 30, 2025 – $861), and $73 (June 30, 2025 – $55) included in trade and other receivables.

The following table summarizes costs incurred from related parties during the years ended June 30, 2026:

	Nature of Relationship	Nature of Transactions	2026	2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$695	$717	$414
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$370	$287	$188
Art Vancouver	Controlled by a director	Consulting services	$389	$389	$-

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Outstanding balances with related parties are summarized as follows:

	June 30, 2026		June 30, 2025
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(21)	Trade and other payables	$(144)	Trade and other payables
The Phoenix Trendz Inc.	(24)	Trade and other payables	-	Trade and other payables
Wear Wolfin Design	(6)	Other long-term liabilities	(52)	Other long-term liabilities
Art Vancouver	(52)	Trade and other payable	-	Trade and other payable
Berkley Renewables Inc.	(749)	Other long-term liabilities	(809)	Other long-term liabilities
Big Bear Gold Corp. (formerly Westkam Gold Corp.)	7	Trade and other receivables	55	Trade and other receivables
Total	$(845)		$(950)

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2026, 2025 and 2024 were as follows:

	June 30, 2026	June 30, 2025	June 30, 2024
Salaries and employee benefits	$1,183	$2,280	$1,516
Share-based compensation	$1,556	$144	$487

Short-term employee benefits include consulting fees and salaries made to key management.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18. — “Financial Statements.”

A.7. Legal Proceedings

Except as disclosed below, we are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

First Claim of Improper Termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim proceeded to leave applications for the misfeasance in public office claims as against the MOE on August 28, 2025. A decision from the courts was rendered on February 26, 2026 denying leave against the MOE. This does not affect the claim against the IESO or the quantum of damages. The Company filed an appeal of this decision on April 15, 2026 and a hearing has been scheduled for March 17, 2027. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and will continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Second Claim of Improper Termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer against the MOE and the IESO (collectively the “Second Claim Defendants”). This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim may proceed to leave applications for the misfeasance in public office claims as against the MOE pending the results of the leave application for the First Claim of Improper Termination of FIT Contracts. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and may continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

328 Passmore Landlord

On September 3, 2020, a fire caused damage to a large portion of the rooftop of the building. Approximately 46% of the system was disconnected as a result of the fire. The landlord delayed significantly in completing the repairs required to allow the reinstallation of the disconnected portion of the system. The landlord completed all required repairs in 2025, and in the fall of 2025 SFF determined that the repaired roof can sustain the reinstalled system. SFF expects to complete the reinstallation of the system by October 2026, and it has an outstanding claim for damages for lost revenue that is evaluating.

SFF 05 Landlord

The Landlord of SFF 05, Dan Walker refused to give SFF the access to the site for regular maintenance. SFF and Dan Walker attended a court hearing on June 5, 2023. Dan requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, SFF counsel has been in correspondence with Dan’s counsel so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

OZ-1 Project

The OZ-1 Project does not have a project loan and remains in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for the “OZ-1 Consent. The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lacked certainty, and were not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal (“OLT”). Following an OLT hearing held on January 30, 2026, the OZ-1 Consent was approved with revised conditions acceptable to the Company. The remaining permitting process is being completed with the Municipality of Arran-Elderslie. On June 8, 2026, Council considered the Company’s Site Plan Approval application but elected not to vote on the application. Instead, Council directed the Company to continue working with municipal staff to address requested changes to the proposed road design and site access. The requested changes were introduced late in the permitting process and related to matters that had previously been approved through the entrance permit process. As the Company was unable to accommodate these requested changes at that stage of the permitting process, it filed an appeal with the OLT on July 7, 2026 on the basis of the Municipality’s failure to make a decision on the Site Plan Approval application. The Company is currently awaiting a hearing date. A delay in obtaining the remaining permits has delayed commencement of construction and commercial operation beyond the originally planned timeline. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has provided the IESO with notice of a potential force majeure event arising from the permitting delays. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

903 Project

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project, an OPA/ZBA were required from the Town of Armour, Ontario. On November 8, 2022, the 763 ProjectCo received a Municipal Support Resolution, which was unanimously approved by the Council for the Town of Armour. However, the OPA/ZBA were delayed as a result of certain public opposition and the Council’s evaluation of how to respond to such opposition. At a Council meeting for the Town of Armour held on January 13, 2026, the Council voted against the approval of the OPA/ZBA due to public opposition. The Company appealed this decision to the OLT, and a hearing was held on July 9, 2026. Subsequent to year end, on July 21, 2026, the OLT issued its decision approving the OPA/ZBA. The Company is now proceeding with the remaining permitting requirements, including Site Plan Approval and Planning Act consent, with the building permit application to follow. Construction of the project remains subject to receipt of these remaining approvals. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

Gainesville Project

SUNN 1009 LLC (“SUNN 1009”) is the holder of the Gainesville project which is one of the projects that was sold to, and is being developed for, Qcells. As part of the transaction with Qcells, SUNN 1009 was acquired by Qcells; however, due to the termination of the agreement related to this project, SUNN 1009 will be transferred back to the Company. The Town of Gainesville Zoning Board of Appeals (“Gainesville ZBA”) denied SUNN 1009’s area variance application (“Gainesville Application”) to construct a ± 5 megawatt-AC solar energy facility (“Gainesville Project”) on property located in the Town of Gainesville. As result, SUNN 1009 has filed a petition in the Supreme Court, State of New York, County of Wyoming challenging that denial and requesting the court direct the Gainesville ZBA to grant the variances because the denial was arbitrary, capricious, an abuse of discretion, and affected by an error of law. The court has granted the company the first part of its request, confirming that the facilities is to be treated as a public utility. It is expected the rest of the suit will be dealt with in the coming months, but its outcome would not affect the court’s initial decision that the variances were wrongly decided. The Town of Gainesville has appealed that decision. On March 9, 2026, SUNN 1009 filed a motion to the court for a summary judgment in this matter. A hearing on this motion has not yet occurred. The Gainesville Project cannot commence construction until this matter is resolved. The likelihood of success in this action cannot be reasonably predicted.

A.8. Dividend Policy

We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. PowerBank does not currently anticipate that dividends will be declared in the foreseeable future. Payment of future dividends, if any, will be at the discretion of PowerBank’s Board of Directors after taking into account many factors, including PowerBank’s operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended June 30, 2026.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s Common Shares are listed for trading on the Cboe under the trading symbol “PBK” and trade on the Nasdaq under the symbol “PBK” and on the Frankfurt Exchange under the symbol “103.”

As of June 30, 2026, our authorized capital consisted of an unlimited number of Common Shares and consisted of 47,697,277 Common Shares outstanding. Our Common Shares are issued in registered form and the transfer of our Common Shares is managed by our transfer agent, Endeavour Trust Corporation with its office located at 777 Hornby Street, Suite 702, Vancouver, British Columbia, V6Z 1S4.

For additional details regarding our Common Shares, see Item 10.A — Additional Information — Share Capital.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A — The Offering and Listing — Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Authorized Capital

We are authorized to issue an unlimited number of Common Shares, without par value. As of June 30, 2026, there were 47,697,277Common Shares outstanding.

Refer to Item 4.A — Information on the Company — History and Development of the Company, for the equity offerings we have made over the last three financial years.

Stock Options

As of June 30, 2026, there were options outstanding to purchase a total of 3,436,690 of Common Shares and 2,286,256 RSUs, which have been issued to our directors, officers, employees, and consultants pursuant to the terms and conditions of our Stock Option Plan, which is described in detail under Item 6.B — Directors, Senior Management and Employees — Compensation — Equity Compensation Plan.

Warrants

As of June 30, 2026, there were 7,378,987 warrants outstanding which are exercisable for 7,378,987 Common Shares at exercise prices ranging from $0.10 to US$4.615 and expiry dates ranging from June 10, 2027 to March 24, 2030.

Contingent Value Rights

As of June 30, 2026, there were contingent value rights outstanding that are exercisable into 2,283,929 Common Shares upon the satisfaction of certain conditions.

B. Memorandum and Articles of Association

Incorporation

See Item 4.A — Information on the Company — History and Development of the Company — Name, Address and Incorporation.

Objects and Purposes

The Articles do not contain a limitation on objects and purposes.

Directors

Our board of directors currently consists of five directors. Our board of directors may exercise all the powers of our Company to borrow money. A director is not required to hold any shares in our company by way of qualification, and there is No requirement for a director to retire at any age limit.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the OBCA. Pursuant to the OBCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

A director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Rights, Preference and Restrictions

Our Articles provide the following rights, privileges, restrictions and conditions attaching to our common shares:

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders. At such meetings attended by holders of Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by the holder. Holders are entitled to elect all nominees to our board of directors.

Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority.

Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The OBCA provides that: (i) a general meeting of shareholders must be held in the Province of Ontario, unless otherwise provided in the Company’s by-laws or as approved by ordinary resolution of shareholders; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the OBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the by-laws which provide that the quorum for the transaction of business at a meeting of shareholders is shareholders present in person or represented by proxy holding at least five percent (5%) of the Common Shares entitled to vote at a meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required to be represented by the OBCA or the Articles or any other by-law) (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of Ontario or in the Company’s constating documents.

Change in Control

There are no provisions in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Ownership Threshold

There are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than under the OBCA for as long as the Company is a public company.

C. Material Contracts

The Company has entered into the following material contracts:

●	Master Services Agreement dated February 9, 2018 between Abundant Solar Power Inc. and the State of Maryland, acting through the Maryland Department of Transportation. Pursuant to the agreement, Abundant Solar Power Inc. provides deliverables, programs, good and services for renewable energy development projects that are awarded in accordance with the terms of the agreement. The agreement has a term of thirty years commencing on February 22, 2018. However, the Maryland Department of Transportation may terminate the agreement if it shall determine such termination is in the best interest of the State of Maryland. The State will pay all reasonable costs incurred up to the date of termination, and all reasonable costs associated with termination; however, the Company will not be reimbursed for any anticipatory profits that have not been earned up to the date of termination.

●	Honeywell MIPA as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	Honeywell EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	903 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	OZ-1 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	SFF 06 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT GM Inc. as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT RT Inc. as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

●	Arrangement Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E —Additional Information — Taxation — Certain United States Federal Income Tax Considerations.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States and Canada with respect to taxes on income and on capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of, and operation of, any income tax treaties) relating to the ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) U.S. expatriates or former long-term residents of the U.S., (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Common Shares. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2025, though there can be no assurances in this regard. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and any subsidiary of the Company cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax under the “Default PFIC Rules under Section 1291 of the Code” discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income (and not eligible for certain preferential tax rates, as discussed below) in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any subsidiary of the Company. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable stock. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is No assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of PowerBank Corporation, 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8.

Additional information relating to us may be found on the Company’s SEDAR+ profile at www.sedarplus.ca. We are subject to the informational requirements of the Exchange Act and we will thereafter file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov.

Copies of our material contracts are kept at our registered office.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including currency risk, interest rate risk, concentration risk, credit risk and liquidity risk. Refer to Note 20 of our audited consolidated financial statements for the years ended June 30, 2026, 2025 and 2024.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(e) and 15d-15(e) of the Exchange Act in the United States. Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s DC&P in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness of the Company’s DC&P as of June 30, 2026 based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s DC&P was not effective as of June 30, 2026 due to the material weaknesses in internal control over financial reporting described below. These material weaknesses were previously identified as of June 30, 2025 and remained outstanding as of June 30, 2026.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financing reporting (“ICFR”) as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s ICFR as of June 30, 2026, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as of June 30, 2026 due to the following material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the year ended June 30, 2026, the Company continued to assess the previously identified control deficiencies and evaluate potential enhancements to its internal processes and controls over financial reporting.

Identified Material Weaknesses

During the year ended June 30, 2026, management assessed the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

1.	The Company does not have a sufficient complement of accounting and reporting personnel with the requisite knowledge and experience. This has weakened the control environment and contributed to inadequately designed or omitted control activities over the financial close and reporting process, including un-timely preparation, analysis, and review of account reconciliations.
2.	The Company does not have adequately formalized processes or sufficient experienced finance personnel to identify, analyze, and account for large or complex transactions. This reflects weaknesses in risk assessment and in review controls over non-routine transactions.
3.	The Company has not retained sufficient documentary or corroborating evidence to demonstrate the consistent and timely performance of control activities. This undermines accountability in the control environment, reduces the reliability of control activities, limits the quality of information and communication, and prevents effective monitoring of whether controls are designed, implemented or operating as intended.

Remediation plan

Management has taken steps to address these material weaknesses and is in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

a)	Enhanced transaction-review procedures — Management continued to evaluate and develop procedures and controls intended to improve the identification, analysis and accounting treatment of large or complex transactions. External advisors may be engaged, as needed, to supplement internal capabilities.
b)	ICFR compliance program — Management continued preliminary work toward establishing a formal ICFR compliance program with the assistance of an external advisor. The gap assessment against the COSO framework remains ongoing, and management expects to implement appropriate control enhancements as recommendations are developed and evaluated.
c)	Documentation, training and oversight — Management continued to assess opportunities to improve review and oversight processes, including the standardization of documentation and record-retention practices and additional training for control owners. Further development of these measures remains ongoing.
d)	Finance-team capability and expertise — Management continued to assess the resources and technical expertise required within the finance function to support the Company’s increasing operational complexity and financial-reporting requirements.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Attestation report of the registered public accounting firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting identified during the year ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Paul Pasalic, Paul Sparkes and Chelsea Nickles with Mr. Pasalic serving as chairman of the committee. Paul Pasalic, Paul Sparkes and Chelsea Nickles each meet the independence requirements under the rules of Nasdaq and under Rule 10A-3under the Exchange Act. We have determined that Mr. Pasalic is an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to our directors, officers, and employees. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at www.powerbankcorp.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors, Deloitte LLP (Toronto, Canada; PCAOB ID No. 1208), in each of the last two fiscal years for audit fees are set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Company’s subsidiaries.

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2026	$1,041,250	$95,600	Nil	Nil
June 30, 2025	$1,110,000	$118,250	Nil	Nil

Notes:

(1)	“Audit Fees” includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

Audit Committee Pre-Approval Policies and Procedures

For a description of the pre-approval policy of the Audit Committee see Item 6.C — Directors, Senior Management and Employees — Board Practices — Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

PowerBank is a corporation formed under the laws of Ontario, Canada. As a “foreign private issuer” under the U.S. Securities Exchange Act of 1934, as amended, PowerBank is permitted, pursuant to Nasdaq Stock Market Rule 5615(a)(3), to follow its home country practice in lieu of certain Nasdaq corporate governance standards provided PowerBank discloses and describes the differences between its corporate governance practices and those required by Nasdaq. Below we describe the significant ways in which our corporate governances practices differ from the Nasdaq Stock Market Rules. References below to a “Rule” below are references to the referenced rule in the Nasdaq Stock Market Rules.

Majority Independent Board of Directors	Rule 5605(b)(1) requires that a majority of the board of directors must be comprised of “Independent Directors” as defined in Rule 5605(a)(2). The Company complies with all applicable Canadian provincial securities laws and rules of the Cboe, which do not require that the majority of the board of directors of the Company be comprised of “Independent Directors” as defined in Rule 5605(a)(2). Cboe requires the Company to have a board of directors that includes at least two independent directors or, when the board of directors consists of six or more members, must be composed of at least one-third independent directors. Cboe defines an independent director as a director who is independent in accordance with applicable provincial securities laws.

Shareholder Meeting Quorum Requirement

The Company does not follow Rule 5620(c) which requires that the minimum quorum for a meeting of shareholders be no less than 33 1/3% of the outstanding common shares.

Cboe requires that quorum for shareholder meetings comply with corporate and securities laws applicable to the company. PowerBank is governed by the Business Corporations Act (Ontario) (the “OBCA”) which provides that, unless otherwise stated in its bylaws, quorum for a meeting of shareholder is a majority of the shares entitled to vote at the meeting represented in person or by proxy. However, PowerBank’s bylaws provide that quorum for a meeting of shareholders is at least 5% of the shares of the Company entitled to vote at the meeting.

Shareholder Approval Requirements

Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances, including (1) where the common stock to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, or the number of shares to be issued will be equal to or in excess of 20% of the number of shares outstanding before the issuance; and (2) if any director, officer or substantial shareholder of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid, and the present or potential issuance of securities could result in an increase in outstanding common shares or voting power of 5% or more.

The Company complies with the applicable requirements of the Cboe which requires shareholder approval for an acquisition where the number of securities issuable on a fully diluted basis is more than 25% of the total number of securities or votes. Further, Cboe rules require shareholder approval where the number of securities issued or issuable to persons related to the Company for the acquisition, together with any other acquisitions over the preceding six months, is more than 10% of the total number of securities of the Company outstanding.

Rule 5635(c) requires shareholder approval of most equity compensation or purchase plans or arrangements and material amendments thereto (with a few limited exceptions), and this applies whether the securities issuable pursuant to such plan or arrangement are newly issued or bought over the open market. The Company complies with the applicable requirements of the Cboe which require shareholder approval of evergreen equity compensation plans (being plans that replenish upon exercise of awards) every three years and must specifically approving unallocated entitlements under an evergreen plan. In addition, the Company complies with Cboe rules that require that the Company’s board of directors (excluding directors who would receive a benefit from the amendment) may approve amendments to an equity compensation plan or award as provided by the plan. If the directors cannot approve the amendment, the amendment must be approved by the Company’s shareholders (other than shareholders who would receive a benefit from the amendment). Furthermore, shareholder approval is required for any action that increases the size of the pool beyond 10% of the outstanding securities of the Company, re-prices an award benefiting a person related to the Company, extends the term of an award benefitting a person related to the Company or where the exercise price is lower than the prevailing market price, removes limits in the plan applicable to persons related to the Company, or amends the amending provision of the plan.

Executive Sessions

The Company does not follow Rule 5605(b)(2), which requires companies to have their independent directors regularly schedule meetings at which only independent directors are present (commonly called, “executive sessions”).

In lieu Rule 5605(b)(2), the Company is subject to the requirements of applicable provincial securities laws, namely National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) issued by the Canadian Securities Administrators. NI 58-101 requires disclosure of a number of items in relation to corporate governance practices, including disclosure regarding the Company’s independent director meeting practices, in the management information circular of the Company. Under NI 58-101 the Company is required to disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, the Company must disclose the number of meetings held since the beginning of its most recently completed financial year. If the independent directors do not hold such meetings, the Company must disclose what the board does to facilitate open and candid discussion among its independent directors. NI 58-101 only requires disclosure of the above noted matters and it does not mandate any requirements for independent director meetings.

NP 58-201 sets out guidelines for corporate governance which include suggested practices in relation to independent director meetings. NP 58-201 provides guidelines only and adherence to the guidelines in NP 58-201 is not a legal requirement. The guidelines in NP 58-201 recommend that the independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. As noted above, the guidelines NP 58-201 are not mandatory.

Audit Committee Charter

Rule 5605(c)(1) requires that the formal written audit committee charter of an issuer specifies the audit committee’s responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the Company, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor.

As required by applicable home country laws, the Charter of the Audit Committee of the Company provides for the Audit Committee’s responsibility to assess the independence, qualifications and performance of the Company’s auditor, appoint and replace the auditor, oversee the audit and non-audit services provided by the auditor, and approve the compensation of the auditor.

Compensation Committee Charter

The Company does not follow Rule 5605(d)(1), which requires a company certify it has adopted a formal written compensation committee charter and that the committee review and reassess the adequacy of the charter on an annual basis. Further, Rule 5606(d)(3)(D) provides that a company may only receive advice from a compensation consultant after taking into consideration certain independence and other risk factors delineated in that Rule.

As permitted by its home country laws, the Company has a single committee responsible for compensation, corporate governance, and nominating directors. The Charter of the Compensation, Corporate Governance and Nominating Committee does not require the committee to review and reassess the adequacy of the charter on annual basis; however, it does provide that the Compensation, Corporate Governance and Nominating Committee will review the Charter of each committee of the Board and make recommendations to the Board with respect thereto in order to ensure that all aspects of corporate governance of the Company and its management and the performance of the Company’s obligations to its shareholders, employees and members of the public are being effectively reviewed. In addition, the charter provides that the committee may retain and obtain advice from a compensation consultant in its sole discretion and must assess the independence of the compensation consultant but does not specify specific factors.

Nominations Committee Charter

The Company does not follow Rule 5605(e)(2), which requires a company to certify that it has adopted a formal written charter or board resolution addressing the nominations process and related matters as required under applicable United States federal securities laws.

Instead, the Company has adopted a formal written charter for its Compensation, Corporate Governance and Nominating Committee which provides for the committee’s purpose and its responsibilities as to nomination and succession, among other things, as required by applicable Ontario laws and Cboe rules.

Related Party Transactions

Rule 5630 requires that a company conduct appropriate review and oversight of all related party transactions for potential conflicts of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

The Company is subject to applicable provincial law, namely Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which imposes special requirements for related party transactions that can include formal valuations, minority shareholder approval requirements and approval of transactions by independent directors or a committee consisting solely of independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of our insider trading policy is attached as Exhibit 19.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats.

These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our Development Officer who reports to the Chief Executive Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18. — “Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

Our Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19.	EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes For the Years Ended June 30, 2026, 2025 and 2024	F1

Exhibit No. Item	Description of Exhibit

1.1	Articles of PowerBank Corporation
1.2	Articles of Amendment of PowerBank Corporation
8.1	List of Subsidiaries of PowerBank Corporation
10.1	Master Services Agreement dated February 9, 2018 between Abundant Solar Power Inc. and the State of Maryland, acting through the Maryland Department of Transportation
10.2	Membership Interest Purchase Agreement dated September 18, 2023 between the Company and Honeywell
10.3	EPC Agreement dated September 18, 2023 between the Company and Honeywell
10.4	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company
10.5	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company
10.6	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company
10.7	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT GM Inc.
10.8	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT RT Inc.
10.9	Arrangement Agreement dated March 19, 2024 between the Company and SFF
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
19.1	Insider Trading Policy
99.7	Clawback Policy
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†	Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) of the type that the Registrant customarily and actually treats as private or confidential. The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POWERBANK CORPORATION

Date: September 28, 2026	By:	/s/ Dr. Richard Lu
	Name:	Dr. Richard Lu
	Title:	Chief Executive Officer

POWERBANK CORPORATION

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

For the years ended June 30, 2026, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PowerBank Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PowerBank Corporation and subsidiaries (the “Company”) as at June 30, 2026 and 2025, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2026 and 2025, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company for the year ended June 30, 2024, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments in Note 27 to the financial statements, were audited by predecessor auditors whose report, dated September 30, 2024, expressed an unqualified opinion on those financial statements. We also have audited the adjustments to the 2024 financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments in 2025, in Note 27 to the financial statements. Our procedures included (1) comparing the adjustment amounts of segment revenues, cost of goods sold, operating expenses, and total assets, liabilities and property plant, and equipment to the Company’s underlying analysis and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company has suffered recurring losses from operations and negative cash flow from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

September 28, 2026

We have served as the Company’s auditor since Fiscal 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Solarbank Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Solarbank Corporation and its subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its consolidated operations and its consolidated cash flows for the year ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor from 2024 through January 13, 2025.

Denver, Colorado

September 30, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

POWERBANK CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at June 30, 2026 and 2025

	Note	2026	2025 (Restated - Note 2)
Assets
Current assets:
Cash		$10,730	$7,624
Restricted cash	32	1,519	2,095
Short-term investments	4	716	1,106
Trade and other receivables	5	5,724	11,287
Prepaid expenses and deposits	6	2,487	9,517
Contract assets	8	815	651
Inventories	9	18,953	9,001
Total current assets		40,944	41,281
Non-current assets:
Restricted cash	32	5,076	4,119
Property, plant and equipment	7	48,672	29,278
Prepaid expenses and deposits	6	512	-
Construction in progress	10	8,234	31,622
Right-of-use assets	13	10,590	11,277
Intangible assets	14	17,108	19,267
Tax equity assets	17	232	311
Goodwill	25	1,643	1,643
Derivative financial instruments		455	343
Total non-current assets		92,522	97,860
Total assets		$133,466	$139,141
Liabilities and shareholders’ equity
Current liabilities:
Trade and other payables	11	$14,635	$21,786
Contract liabilities	12	2,227	5,698
Lease liabilities	13	1,358	1,005
Short-term loans	15	6,891	4,734
Current portion of long-term debt	16	13,613	9,170
Current tax liabilities	28	428	654
Derivative financial instruments		8	-
Deferred government grants	35	118	-
Tax equity liabilities	17	88	77
Total current liabilities		39,366	43,124
Non-current liabilities:
Lease liabilities		7,064	7,466
Long-term debt	16	51,778	53,790
Tax equity liabilities	17	136	215
Provisions	18	2,498	2,401
Other long-term liabilities	33	4,160	5,150
Deferred tax liabilities	28	5,465	5,835
Warrant liabilities		289	1,400
Derivative financial instruments		171	-
Deferred government grants	35	2,162	-
Total non-current liabilities		$73,723	$76,257
Total liabilities		113,089	119,381
Shareholders’ equity:
Share capital	21	$68,004	$45,285
Contributed surplus		3,447	1,951
Accumulated other comprehensive income (loss)		462	(242)
Retained earnings (deficit)		(51,999)	(27,753)
Equity attributable to common shareholders		19,914	19,241
Non-controlling interests	23	463	519
Total equity		$20,377	$19,760
Total liabilities and shareholders’ equity		$133,466	$139,141

The accompanying notes are integral part of these consolidated financial statements.

Approved and authorized for issuance on behalf of the Board of Directors:

Richard Lu, CEO, and Director _______________	Nicole Rusaw, CFO _______________

POWERBANK CORPORATION

Consolidated Statements of Comprehensive Income (loss)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended June 30, 2026, 2025 and 2024

	Note	2026	2025	2024

Revenue from development fees	3(a)	$882	$7,687	$2,012
Revenue from EPC services	3(a)	16,141	23,261	54,066
Revenue from IPP production	3(a)	9,811	9,297	578
Revenue from O&M and other services	3(a)	576	1,286	1,721
		27,410	41,531	58,377

Cost of goods sold		17,894	31,020	46,698
Gross profit (loss)		9,516	10,511	11,679
Operating expenses:
Advertising and promotion		103	1,111	4,088
Professional fees		9,204	8,035	1,861
Consulting fees		5,582	5,040	1,541
Depreciation and amortization	7,13	204	100	79
Salary and wages		2,134	1,713	1,280
Share-based compensation	22	3,021	177	860
Insurance		1,017	879	416
Listing fees		227	166	724
Travel and events		372	495	362
Repairs and maintenance		126	131	140
Other operating expense		5,440	1,366	646
Impairment loss		4,724	30,374	4,100
Total operating expenses		32,154	49,587	16,097
Other income (expense):
Interest income		353	607	321
Interest expense		(3,762)	(3,263)	(285)
Fair value change of derivatives	16	(70)	(1,340)	(137)
Fair value change of warrant liabilities	20	1,111	3,575	-
Fair value change of CVR liabilities	20	713	7,195	-
Fair value change of other liabilities due to non-controlling interests holders	20	(38)	-	-
Loss on investments	19	-	(3,385)	(1,125)
Other income (expense)		(814)	351	5,013
Net income (loss) before income taxes		(25,145)	(35,336)	(631)
Current tax recovery (expense)	28	477	(953)	(2,962)
Deferred tax recovery (expense)	28	372	5,173	16
Net income (loss) for the year		$(24,296)	$(31,116)	$(3,577)
Other comprehensive income (loss):
Foreign currency translation gain (loss)		704	(342)	225
Total comprehensive income (loss)		$(23,592)	$(31,458)	$(3,352)
Income (loss) attributable to:
Shareholders of the Company		(24,246)	(31,040)	(3,474)
Non-controlling interests		(50)	(76)	(103)
Net income (loss) for the year		$(24,296)	$(31,116)	$(3,577)
Total comprehensive income (loss) attributable to:
Shareholders of the Company		(23,542)	(31,382)	(3,257)
Non-controlling interests		(50)	(76)	(95)
Total comprehensive income (loss)		$(23,592)	$(31,458)	$(3,352)

Earnings (loss) per share
Basic		$(0.58)	$(0.97)	$(0.13)
Diluted		$(0.58)	$(0.97)	$(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

POWERBANK CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except number of common shares)

For the years ended June 30, 2026, 2025 and 2024

	Note	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Equity attributable to common shareholders	Non-controlling interests	Total equity
Balance as at June 30, 2023		26,800,000	$6,855	$3,002	$(117)	$6,653	$16,393	$238	$16,631
Net income (loss)		-	-	-	-	(3,474)	(3,474)	(103)	(3,577)
Other comprehensive income (loss)		-	-	-	217	-	217	8	225
Common shares issued, net of costs		2,200	22	-	-	-	22	-	22
Equity warrants exercised		110,000	83	-	-	-	83	-	83
RSU granted		-	-	65	-	-	65	-	65
Share-based compensation		-	-	795	-	-	795	-	795
Acquisition of OFIT GM and OFIT RT	19	278,875	2,066	-	-	-	2,066	2,509	4,575
Acquisition of NCI of Solar Alliance		-	-	197	-	-	197	(291)	(94)
Balance as at June 30, 2024		27,191,075	$9,026	$4,059	$100	$3,179	$16,364	$2,361	$18,725
Net income (loss)		-	-	-	-	(31,040)	(31,040)	(76)	(31,116)
Other comprehensive income (loss)		-	-	-	(342)	-	(342)	-	(342)
Common shares issued, net of costs		990,726	3,550	-	-	-	3,550	-	3,550
Equity warrant exercised	21(d)	235,000	176	-	-	-	176	-	176
RSU granted	22(b)	-	-	1,612	-	-	1,612	-	1,612
RSU exercised	22(b)	508,381	1,874	(1,874)	-	-	-	-	-
Share-based compensation	22(a)	81,551	384	207	-	-	591	-	591
Share option exercised	22(a)	457,215	2,919	(2,857)	-	-	62	-	62
Equity warrants granted	21(d)	-	791	-	-	-	791	-	791
Shelf prospectus shares issued	21(c)	2,394,367	6,615	-	-	-	6,615	-	6,615
Reclassification of NCI to financial liability		-	-	804	-	-	804	(1,535)	(731)
Acquisition of Solar Flow-Through Funds	19	3,575,632	19,950	-	-	-	19,950	-	19,950
Acquisition of non-controlling interests	23	-	-	-	-	108	108	(231)	(123)
Balance as at June 30, 2025		35,433,947	$45,285	$1,951	$(242)	$(27,753)	$19,241	$519	$19,760
Net income (loss)		-	-	-	-	(24,246)	(24,246)	(50)	(24,296)
Other comprehensive income (loss)		-	-	-	704	-	704	-	704
Common shares issued, net of costs		7,816,798	18,167	-	-	-	18,167	-	18,167
Dividends paid to non-controlling interests		-	-	-	-	-	-	(6)	(6)
Equity warrants exercised	21(d)	2,773,098	1,979	(1,307)	-	-	672	-	672
RSU granted	22(b)	-	-	2,750	-	-	2,750	-	2,750
RSU exercised	22(b)	354,275	727	(727)	-	-	-	-	-
Share-based compensation	22(a)	-	-	2,322	-	-	2,322	-	2,322
Share-based compensation exercised	22(a)	1,319,159	1,846	(1,542)	-	-	304	-	304
Balance as at June 30, 2026		47,697,277	$68,004	$3,447	$462	$(51,999)	$19,914	$463	$20,377

The accompanying notes are an integral part of these consolidated financial statements.

POWERBANK CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

For the years ended June 30, 2026, 2025 and 2024

	Note	2026	2025	2024
Operating activities:
Net income (loss) for the year		$(24,296)	$(31,116)	$(3,577)
Items not affecting cash:
Depreciation and amortization	7,13,14	5,719	5,067	410
Fair value change on derivatives	16	70	1,340	137
Fair value change of warrant liabilities	20	(1,111)	(3,575)	-
Fair value change of CVR liabilities	20	(713)	(7,195)	-
Fair value change of other liabilities due to non-controlling interest holders	20	38	(731)	-
Loss on investments	19	-	3,385	1,125
Other income related to tax equity		-	-	(33)
Recovery of receivable through shares settlement		-	-	(3,089)
Impairment loss	25	4,724	30,374	4,100
Accounts receivable write-offs	5	933	26	174
Inventory write-offs	9	1,856	-	-
Other income related to deferred government grants	35	(71)	-	-
Interest expense		4,210	3,724	92
Current tax (recovery) expense	28	(477)	953	2,962
Deferred tax (recovery) expense	28	(372)	(5,173)	(16)
Deferred fees on long-term debt		-	(534)	-
Loss on abandonment and disposal of assets	7	542	93	-
Lease modifications	13	(30)	(5)	-
Provisions		-	65	-
Share-based compensation		4,584	2,203	860
Changes in non-cash operating assets and liabilities	30	(5,447)	(10,625)	7,148
Interest paid		(3,320)	(2,904)	-
Income tax paid		333	(2,632)	(1,808)
Net cash flows from (used in) operating activities		(12,828)	(17,260)	8,485
Investing activities:
Increases in restricted cash	32	(381)	(6,214)	-
Capital expenditure refunds	7	246	-	-
Purchase of property, plant and equipment		-	-	(43)
Purchase of construction in progress		(9,422)	(8,255)	(7,689)
Purchase of short-term investments		(716)	(4,076)	(2,500)
Proceeds of short-term investments		1,106	4,530	8,130
Investment in SFF shares		-	-	(2,465)
Cash and restricted cash acquired on acquisition of SFF	19	-	9,887	-
Acquisition of Solar Alliance DevCo NCI		-	-	(94)
Proceeds from government grants	35	2,273	-	-
Net cash flows from (used in) investing activities		(6,894)	(4,128)	(4,661)
Financing activities:
Proceeds from issuance of common shares, net transaction costs		18,167	3,550	104
Net proceeds from share-based compensation exercised		211	62	-
Net proceeds from issuance of shelf prospectus shares		-	6,615	-
Proceeds from issuance of warrants		-	4,975	-
Proceeds from equity warrants granted		-	791	-
Proceeds from equity warrants exercised		671	176	-
Proceeds from long-term debt		7,066	10,091	-
Proceeds from short-term loans		4,810	6,189	1,252
Repayment of long-term debt		(4,938)	(4,354)	(479)
Repayment of short-term loans		(2,668)	(3,062)	-
Repayment of lease liabilities		(1,109)	(981)	(149)
Acquisition of non-controlling interests		-	(123)	—
Dividends paid to non-controlling interests holders		(6)	-
Net cash flows from (used in) in financing activities		22,204	23,929	728
Net increase/(decrease) in cash		2,482	2,541	4,552
Effect of changes in exchange rates on cash		624	(187)	(31)
Cash, beginning of year		7,624	5,270	749
Cash, end of year		$10,730	$7,624	$5,270

The accompanying notes are an integral part of these consolidated financial statements.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

1.	Nature of operations:

PowerBank Corporation (the “Company”) operates as an independent renewable and clean energy project developer, power producer, and asset operator in Canada and the United States. It focuses on solar photovoltaic power generation projects, battery energy storage systems, and EV-charging projects. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 17, 2022 and subsequently to PowerBank Corporation on July 23, 2025. The address of the Company and the principal place of business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4V8.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”. Effective June 3, 2026, the Company changed its trading symbol on both the Nasdaq Global Market and the Cboe Canada Exchange to “PBK”.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended June 30, 2026 were authorized for issuance by the Board of Directors on September 28, 2026.

(b)	Basis of measurement and going concern:

These consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3. The going concern basis presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

For the years ended June 30, 2026, 2025 and 2024, the Company incurred net losses of $24,296, $31,116 and $3,577, respectively. Cash flows from operating activities were negative $12,828 and $17,260 in 2026 and 2025, respectively, and positive $8,485 in 2024. As at June 30, 2026, the Company had cash and cash equivalents of $10,730 and working capital of $1,578.

Based on the Company’s current level of expenditures and forecast cash flows, its existing liquidity and forecasted internally generated cash flows are not sufficient to fund its operations and meet its obligations throughout the period for at least the next twelve months from the issuance date of these consolidated financial statements. The Company will require additional financing to fund its ongoing operations and meet its obligations as they become due. Management is pursuing additional liquidity through a combination of equity financing, debt refinancing, project financing and asset monetization. Management is also evaluating measures to conserve cash, including operating cost reductions and enhanced management of working capital.

As of the date these consolidated financial statements were authorized for issuance, the Company has not obtained binding commitments sufficient to fund all of its forecast liquidity requirements. The Company’s financing initiatives are subject to market conditions, counterparty participation, regulatory approvals where applicable, and the negotiation of acceptable terms. There can therefore be no assurance that the required financing or other liquidity initiatives will be completed when needed or in amounts sufficient to fund the Company’s obligations.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

2.	Basis of presentation (continued):

While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no certainty that these events will occur. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those stated herein. Such adjustments could be material.

(c)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

2.	Basis of presentation (continued):

All of the Company’s subsidiaries are consolidated in these consolidated financial statements. Details of the Company’s material subsidiaries and subsidiaries that are not wholly owned are as follows:

	Country of	Ownership interest
Name	Incorporation	June 30, 2026	June 30, 2025
Abundant Solar Power Inc.	USA	100%	100%
Abundant Construction Inc.	Canada	100%	100%
Solar Alliance TE HoldCo 1, LLC	USA	100%	100%
2467264 Ontario Inc.	Canada	49.90%	49.90%
OFIT GM Inc.	Canada	49.90%	49.90%
OFIT RT Inc.	Canada	49.90%	49.90%
Solar Flow-Through Funds Ltd.	Canada	100%	100%
Solar High Yield Projects #1 Ltd.	Canada	100%	100%
2344215 Ontario Inc.	Canada	100%	100%
SHY1 2012 FIT2 Ltd.	Canada	100%	100%
2343461 Ontario Inc.	Canada	100%	100%
Solar Flow-Through Project #1 (2013) Ltd.	Canada	100%	100%
Solar Flow-Through (2014) Ltd.	Canada	100%	100%
Solar Flow-Through Projects (2014 Subco F2) Ltd.	Canada	100%	100%
Solar Flow-Through (2015) Ltd.	Canada	100%	100%
SFF Solar (2015) Ltd.	Canada	100%	100%
Solar Flow-Through (2016) Ltd.	Canada	100%	100%
Solar Flow-Through (2017-I) Ltd.	Canada	100%	100%
Solar Flow-Through (2017-A) Ltd.	Canada	100%	100%
Solar Flow-Through (2018-I) Ltd.	Canada	100%	100%
Solar Flow-Through (2018-A) Ltd.	Canada	100%	100%
15155355 Canada Inc.	Canada	100%	100%
Abundant Construction Alberta Corp.	Canada	100%	100%
Icarus Whitesand Solar Limited Partnership	Canada	85.00%	85.00%
1000234763 Ontario Inc.	Canada	50.00%	50.00%
1000234813 Ontario Inc.	Canada	50.00%	50.00%
2387280 Ontario Inc.	Canada	49.90%	49.90%
2405402 Ontario Inc.	Canada	49.90%	49.90%
2405514 Ontario Inc.	Canada	49.90%	49.90%
2467260 Ontario Inc.	Canada	49.90%	49.90%
2405372 Ontario Inc.	Canada	49.90%	49.90%
2469780 Ontario Inc.	Canada	49.90%	49.90%
2405799 Ontario Inc.	Canada	49.90%	49.90%
2503072 Ontario Inc.	Canada	49.90%	49.90%
2503225 Ontario Inc.	Canada	49.90%	49.90%
2503903 Ontario Inc.	Canada	49.90%	49.90%
Northern Development Solar 2016 Inc.	Canada	49.90%	49.90%
Sunshine Solar Ontario 2016 Inc.	Canada	49.90%	49.90%
2387276 Ontario Inc.	Canada	49.90%	49.90%
2387281 Ontario Inc.	Canada	49.90%	49.90%
2387282 Ontario Inc.	Canada	49.90%	49.90%
2391395 Ontario Inc.	Canada	49.90%	49.90%
SPN LP 7	Canada	49.99%	49.99%

(d)	Functional and presentation currency:

The Company’s consolidated financial statements are presented in Canadian dollars. The functional currency of the Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar. Unless otherwise indicated, all amounts in these consolidated financial statements are expressed in thousands of Canadian dollars.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

2.	Basis of presentation (continued):

(e)	Correction of immaterial prior period errors

i.	Impairment of Goodwill and Long-Lived Assets

Subsequent to the year-end June 30, 2025, the Company reassessed the allocation of the impairment loss between property, plant and equipment and intangible assets, resulting in an increase in property, plant and equipment impairment and a corresponding decrease in intangible asset impairment of $5,229. This reallocation did not affect the total impairment loss previously recognized.

The table below summarizes the reallocation of the impairment loss among asset categories:

June 30, 2025	As previously reported	Adjustment	As restated
Intangible assets	$(7,412)	$5,229	$(2,183)
Property, plant and equipment	$(837)	$(5,229)	$(6,066)

ii.	Right-of-use assets, lease liabilities and goodwill

Subsequent to the year-end June 30, 2025, the Company identified certain lease arrangements that had either not previously been accounted for under IFRS 16 Leases or for which upfront lease payments had been recorded as prepaid rent. Upon further review, management determined that these payments represent lease prepayments under arrangements that convey the right to control the use of identified assets and therefore meet the definition of a lease under IFRS 16 Leases. Accordingly, as at June 30, 2025, the Company recorded adjustments resulting in decreases of $60 and $716 in prepaid expenses and deposits, current and non-current, respectively, an increase of $2,689 in right-of-use assets, an increase of $790 in lease liabilities (note 13), and a decrease of $1,123 in goodwill. There was no material impact on profit or loss for the year ended June 30, 2025.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies:

(a)	Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services, independent power producer (“IPP”) facilities, operation and maintenance (“O&M”) services and other services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that fall under the scope of IFRS 15, Revenue from Contracts with Customers, to identify distinct performance obligations.

Project development services

Revenue from project development services is recognised when or as the Company satisfies its performance obligations by transferring control of the promised services to the customer. Performance obligations are satisfied at a point in time, and revenue is recognised when control of the completed development output transfers to the customer. Revenue is measured at the consideration allocated to the related performance obligation based on effort required to complete milestones.

EPC services

Each EPC contract has a single performance obligation because the services provided are highly interrelated and include a significant service of integrating goods and services into a combined output — namely, the construction of solar sites. The performance obligation is satisfied over time, as the customer simultaneously receives and benefits from the services as they are provided.

Revenue is recognized using the input method, based on the proportion of costs incurred to date relative to the total estimated costs of the project. This method best reflects the transfer of control of the services and the customer’s continuous receipt of benefits as the project progresses. The total estimated costs are regularly reviewed, and any changes are reflected in the percentage of completion and revenue recognized.

IPP production

The Company earns revenue from the generation and sale of electricity from its independent power producer (“IPP”) projects and from battery energy storage system (“BESS”) projects.

Revenue is recognized when control of the electricity or related services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

For IPP projects, revenue is recognized over time as electricity is delivered to the grid and the customer simultaneously receives and consumes the benefits provided. Revenue is measured based on the quantity of electricity delivered and the applicable contractual rates.

For BESS projects, revenue is recognized as energy storage, capacity, energy delivery, or ancillary services are provided in accordance with the terms of the applicable contractual arrangements. Revenue is measured based on the consideration specified in the underlying contracts, which may include energy delivered, capacity made available, or performance-based service fees.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

O&M services

Each O&M service contract with customers contains a single performance obligation, which is to provide maintenance services as needed for the solar sites. The performance obligation is satisfied over time, as the services are provided, and the customer receives and benefits from the services in real time.

Revenue is recognized monthly, in line with the completion of the services. The amount of revenue recognized is based on the actual hours of service provided during the period, multiplied by the pre-determined hourly rate specified in the contract. This method reflects the continuous transfer of services and the customer’s immediate benefit from maintenance activities performed.

Other services

Each other services contract with customers includes a single performance obligation: to complete the specified service or milestone outlined in the contract. The performance obligation is satisfied at a point in time, specifically when the service is fully performed or the milestone is achieved.

Revenue is recognized at the point when control of the completed service or milestone passes to the customer, which occurs when the service is fully completed or the milestone is satisfied, in accordance with the terms of the contract.

(b)	Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost includes interconnection fees, direct development costs, and other overhead incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of business at the reporting date, less the estimated cost of completion and the estimated costs necessary to make the sale.

The Company’s inventory mainly consists of costs incurred on solar projects. Once a project is determined to be cancelled, the net realizable value of the related inventory items becomes nil and the costs are expensed.

(c)	Contract assets and contract liabilities:

Unbilled revenue and unearned revenue are a result of timing differences between when revenue is recognized and when billing is issued or collected. EPC services revenue is recognized based on percentage of completion. Invoicing to customers typically follows milestones or predetermined schedules, which may not reflect the percentage of completion exactly.

(d)	Foreign currency translation:

The functional currency of the Company is the Canadian dollar. The functional currencies of the Company’s subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising from translation are recognized in the consolidated statements of comprehensive income (loss). Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(e)	Short-term investments:

Short-term investments consist of investments with market values closely approximating carrying amounts and original maturities between three and twelve months at the time of purchase.

(f)	Business combination:

The Company applies the acquisition method of accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. If the Company acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognised in profit or loss or other comprehensive income, as appropriate. Consideration transferred as part of a business combination may include the amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognised in profit or loss.

(g)	Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statements of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

(i)	Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset’s contractual cash flow characteristics. The three categories are defined as follows:

A.	Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s cash, restricted cash, trade and other receivables, unbilled revenue, tax equity assets and short-term investments are measured at amortized cost.

B.	Financial assets at fair value through other comprehensive income (loss):

Financial assets are classified and measured at fair value through other comprehensive income (loss) if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive income (loss).

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

C.	Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company’s derivative financial instruments and investments are classified as fair value through profit or loss.

(ii)	Financial liabilities:

The Company’s financial liabilities include trade and other payables, short-term loans, long-term debt, lease liability, other long-term liabilities and tax equity liabilities. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

A.	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company classified derivatives, warrant liabilities, other liabilities due to non-controlling interest holders, and contingent value right (“CVR”) liabilities are classified at fair value through profit or loss. These instruments are remeasured at fair value at each reporting period end, with changes in fair value recognized in profit or loss.

B.	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest rate (“EIR”) method. The Company’s trade and other payables, short-term loans, lease liabilities, long-term debt and tax equity liabilities are classified at amortized cost.

(h)	Expected credit losses:

In accordance with IFRS 9, Financial Instruments, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(i)	Tax equity structures:

The Company owns and operates solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the construction and operation of solar facilities. These structures are designed to allocate the majority of renewable tax incentives, such as investment tax credits (“ITCs”) and accelerated depreciation for tax purposes, to tax equity investors (“TEIs”). With its current portfolio of solar facilities, the Company cannot fully monetize such tax incentives and it therefore partners with third party TEIs. Generally, tax equity structures allocate the majority of the project’s US taxable income and renewable tax incentives, along with a portion of the project’s cash flows, to the TEIs until they receive an agreed-upon after-tax investment return (the “flip point”). The flip points are generally dependent on the projects’ respective returns but also may be contractually determined. At all times, both before and after the projects’ flip points, the Company retains control over the projects finance with a tax equity structure in partnership with third party TEIs. Subsequent to the flip point, the Company receives the majority of the projects’ taxable income, cash flows and remaining tax incentives.

When a tax equity partnership is formed, the Company assesses whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns. Due to the operational and financial nature of the projects, and the protective nature of the rights normally given to tax equity investors, the Company typically has the control and influence to consolidate the entity.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. The Company has the option to settle with the TEI after the flip date at a defined price and in certain contracts the TEI can put their investment back to the Company after the flip date at the same defined price. These options are generally time bound.

The Company recognizes the TEI contributions as a long-term liability, at an amount representing the proceeds received from the TEI in exchange for shares of the subsidiary, net of the following elements affecting amortized cost of the tax equity liabilities:

●	ITC: Allocation of ITCs to the TEI is recognized in other income and as a reduction of tax equity liabilities.

●	Taxable income (loss), including tax attributes such as accelerated tax depreciation: Allocation of taxable income and other tax attributes to the TEI is recognized in other (income) expenses as incurred and as a reduction of tax equity liabilities.

●	Cash distributions: Cash allocation to the TEI is recognized as a reduction of tax equity liabilities.

Tax equity liabilities balances are increased by interest recognized at the implicit interest rate.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(j)	Basic and diluted net income (loss) per share:

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including share options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(k)	Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets), intangible assets, right-of-use assets and goodwill to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(l)	Income taxes:

Income tax expense represents the sum of current tax and deferred tax expense. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(m)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on either the declining balance basis or the straight-line method, depending on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	55% declining balance

Furniture and equipment	20% declining balance

IPP facility	20-25 years, straight-line

BESS project	21 years, straight-line

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(n)	Construction in progress:

Construction in progress (“CIP”) consists of design, development, engineering, interconnection, permitting, and acquisition costs associated with new energy generation or conservation projects. The Company capitalizes these costs when it believes the facilities are under construction. These costs are capitalized within CIP until commercial operation begins, at which time they are transferred to property, plant and equipment.

(o)	Share-based payment transactions:

The Company provides share-based awards, including restricted share units (“RSUs”) and share options to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the share options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of share options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Share options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of comprehensive income (loss) with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(p)	Leases:

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

A lease modification is accounted for as a separate lease from the original lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets; and the consideration for the lease increase by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. If the lease modification merely extends the Company’s right to use an existing leased asset to which it already has access, the modification is not accounted for as a separate lease. Instead, the Company recalculates the existing lease obligations on the effective date of the lease modification to include the lease payments until the end of the extended period and a corresponding adjustment is also made to the ROU asset. The additional ROU asset and lease obligations relating to the extended period are therefore recognized on the date of modification.

(q)	Government grants:

The government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grants, and the grants will be received. Government grants are initially recognized as deferred government grants on the consolidated statements of financial position. The deferred government grants are recognized in profit or loss as government grant income on a systematic basis over the periods in which the Company recognizes the related costs for which the grants are intended to compensate.

(r)	Intangible assets:

Intangibles assets acquired are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The useful lives of intangible assets are assessed as finite for the Feed-in Tariff (“FIT”) and battery energy storage system (“BESS”) contracts. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives once they are available for use. Intangible assets not yet available for use are not amortized but are tested for impairment annually, or when indicators of impairment exist.

(s)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business and is allocated to the CGU expected to benefit. A CGU is the smallest group of assets generating largely independent cash inflows. Goodwill is not amortized but tested for impairment at least annually or when indicators of impairment exist. The recoverable amount of a CGU is the greater of value in use (“VIU”) and fair value less cost to sell, with any excess of carrying amount over the recoverable amount is recognized as an impairment loss, which is not reversed in a subsequent period.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(t)	Asset retirement obligation:

The Company recognizes provisions for asset retirement obligations in connection with its solar projects. Certain lease agreements require the Company to dismantle solar generation equipment and restore the leased property to its original condition at the end of the lease term. A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount. Legal obligations may arise from contracts, legislation, or other operation of law, while constructive obligations may result from the Company’s actions that create a valid expectation that it will discharge certain responsibilities. The amount recognized represents management’s best estimate, at the reporting date, of the expenditures required to settle the obligation, taking into account risks and uncertainties. Where expenditures are expected to be incurred in the future, the obligation is measured at present value using a current market-based, risk-free discount rate. The liability is accreted over time, with the corresponding accretion expense recorded in the consolidated statements of loss. A corresponding asset retirement cost is capitalized as part of the related solar facility and depreciated over its useful life. The carrying amount of decommissioning liabilities is reviewed annually and adjusted for changes in estimates, timing, or discount rates.

(u)	Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Judgments and estimates are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

(i)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(ii)	Percentage of completion calculation:

The Company measures the stage of completion for EPC projects based on costs incurred to date compared to the total estimated costs for the project. The significant estimates included in the total costs for projects may affect revenue, unbilled revenue, and unearned revenue.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(iii)	Property and equipment, and intangible assets:

The Company reviews the useful lives and residual values of its property, plant and equipment and intangible assets at least annually, based on actual asset performance, technological developments, intended use, and physical condition. Changes in circumstances may cause actual useful lives or residual values to differ from initial estimates. Where management determines that a revision is required, the asset’s carrying amount is depreciated or amortized prospectively over the revised useful life, and any impact on future depreciation or amortization is recognized in profit or loss from the period of change.

(iv)	Provisions:

The measurement of provisions requires management to make estimates based on the best information available at the reporting date. Provisions are reassessed as additional information becomes available, and revised to reflect management’s best estimate at that date.

For the Company’s IPP facilities, management recognizes asset retirement obligations related to the decommissioning of equipment and restoration of leased sites under ROU arrangements. These provisions require significant judgment in estimating the timing and amount of expected cash outflows, as well as the appropriate discount rate. The corresponding amounts are capitalized as part of the related ROU asset and depreciated over the useful life of the facility. Changes in estimates of the obligation, such as revised cost forecasts or discount rates, are recognized as adjustments to both the provision and the related ROU asset in accordance with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.

(v)	Share-based compensation:

The fair value of share options issued and warrants granted are subject to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involves uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of share-based compensation to be recognized in operations over the vesting period.

(vi)	Impairment of goodwill and long-lived assets:

Determining whether there are any facts and circumstances indicating impairment or a potential reversal of impairment losses is a subjective process involving judgement and the use of various estimates and assumptions. In assessing impairment, management determines the recoverable amount of each asset or CGU based on expected future cashflows and discounted using an appropriate rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. While impairment losses recognized for most assets may be reversed if there has been a change in the estimates used to determine the recoverable amount, impairment losses recognized for goodwill are not reversed in subsequent periods.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

3.	Material accounting policies (continued):

(vii)	Fair value of financial liabilities:

The determination of the fair value of financial liabilities, including derivative instruments and liabilities designated at fair value through profit or loss, requires the use of valuation techniques and observable market data where available. Where quoted market prices or active market inputs are not available, the Company applies valuation models that incorporate assumptions regarding discount rates, timing and credit spreads computations. Significant judgment is applied in selecting appropriate valuation methodologies and in determining the key assumptions to be used, particularly in circumstances where markets are illiquid or inactive. Changes in these assumptions could materially affect the reported carrying amounts of such liabilities and the related gains or losses recognized in profit or loss.

(viii)	Business combinations:

In applying IFRS 3, Business Combinations, the Company makes significant judgments and estimates in determining whether an acquisition meets the definition of a business, establishing the acquisition date, and measuring the fair value of assets acquired and liabilities assumed. These estimates involve assumptions about future cash flows, discount rates, market conditions and tax positions, all of which can materially affect the amount of goodwill or bargain purchase recognized. Management also applies judgment in assessing contingent consideration, where applicable, and in recognizing deferred tax assets and liabilities based on expected future taxable profits.

(ix)	Consolidation:

The Company applies judgment in determining control over certain entities where the Company holds less than 50% of equity ownership. The judgment is based on a review of all contractual agreements to determine if the Company has control over the activities, projects, and financial and operating policies of the entities. The Company considered its aggregate economic interest in each of those entities along with other parties’ rights, including kick-out rights, and concluded that the Company is exercising its control as a principal.

(v)	Adoption of new accounting standards:

The Company did not adopt any new or amended accounting standards during the year ended June 30, 2026.

(w)	Accounting standards issued but not yet effective:

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statements of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.

●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics and introduce new disclosure requirements for investments in debt instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

4.	Short-term investments:

As at June 30, 2026, the Company held several Guaranteed Investment Certificates (“GICs”) classified as short-term investments, with an aggregate carrying value of $716 (June 30, 2025 - $1,106). These GICs have one-year terms and bear interest ranging from 2.00% to 2.45%.

5.	Trade and other receivables:

	June 30, 2026	June 30, 2025

Accounts receivable	$4,209	$8,572
GST/HST receivable	1,362	2,684
Due from related party (note 24)	7	55
Other receivable	146	2
Credit loss allowance (1)	-	(26)
	$5,724	$11,287

(1)	The Company’s changes in credit loss allowance for the year ended June 30, 2026 and 2025 are as follows:

	June 30, 2026	June 30, 2025

Credit loss allowance, beginning of the year	$(26)	$(174)
Recognition of credit loss	(933)	(26)
Recovery of credit loss	-	34
Write-off of credit loss	959	140
Credit loss allowance, end of the year	$-	$(26)

6.	Prepaid expenses and deposits:

	June 30, 2026	June 30, 2025

Project deposits	$929	$7,963
Other prepaids and deposits	2,070	1,554
Balance, end of year	$2,999	$9,517

Current	2,487	9,517
Non-current	512	-
	$2,999	$9,517

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

7.	Property, plant and equipment:

	Furniture and equipment	Vehicle	IPP facilities	BESS projects	Total
Cost:
Balance, June 30, 2025	$7	$36	$38,269	-	$38,312
Reclassification from construction in progress	-	-	9,614	13,815	23,429
Adjustment - Capital expenditure refunds	-	-	(246)	-	(246)
Foreign currency impact	-	-	276	-	276
Balance, June 30, 2026	$7	$36	$47,913	13,815	$61,771

Accumulated depreciation:
Balance, June 30, 2025 ((Restated – note 2(e)(i))	$7	$10	$9,017	-	$9,034
Depreciation	-	4	2,882	128	3,014
Impairment (note 25)	-	-	247	804	1,051
Balance,June 30, 2026	$7	$14	$12,146	932	$13,099
Net Book Value, June 30, 2026	$-	$22	$35,767	12,883	$48,672

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$19	$57	$36	$3,578	$3,690
Additions from acquisition (note 19)	-	-	-	34,772	34,772
Dispositions	(19)	(50)	-	(79)	(148)
Foreign currency impact	-	-	-	(2)	(2)
Balance, June 30, 2025	$-	$7	$36	$38,269	38,312

Accumulated depreciation:
Balance, June 30, 2024	$16	$45	$4	$170	$235
Dispositions	(16)	(39)	-	-	(55)
Depreciation	-	1	6	2,781	2,788
Impairment (note 25)	-	-	-	837	837
Reallocation of impairment loss (note 2(e)(i))	-	-	-	5,229	5,229
Foreign currency impact	-	-	-	-	-
Balance, June 30, 2025 (Restated – note 2(e)(i))	$-	$7	$10	9,017	9,034
Net Book Value - June 30, 2025 (Restated – note 2(e)(i))	$-	$-	$26	$29,252	$29,278

In July 2025, the Geddes project achieved Permission to Operate (“PTO”). Accordingly, construction in progress costs of $9,614 associated with the facility were transferred from construction in progress to property, plant and equipment as the asset became available for its intended use.

In April 2026, one of the BESS projects achieved PTO. Accordingly, construction in progress costs of $13,815 associated with the project were transferred from construction in progress to property, plant and equipment as the asset became available for its intended use.

For the years ended June 30, 2026, 2025 and 2024, depreciation expense of $3,010, $2,781 and $170, respectively, was recorded in cost of goods sold. The 2026 amount relates to IPP facilities and BESS projects; the 2025 and 2024 amounts relate to IPP facilities. The remaining depreciation expense of $4, $7 and $8, respectively, was recorded in operating expenses.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

8.	Contract assets:

As of June 30, 2026 and 2025, the Company’s contract assets consist of projects revenue recognized through percentage of completion but invoice not yet issued.

	June 30, 2026	June 30, 2025
Beginning of the year	$651	$667
Amounts invoiced for prior year	(651)	(667)
Amount not invoiced	815	651
End of the year	$815	$651

9.	Inventories:

As of June 30, 2026 and 2025, the Company’s inventory is comprised of development costs related to projects in the development pipeline.

	June 30, 2026	June 30, 2025
Beginning of the year	$9,001	$6,531
Development costs	18,975	25,641
Cost of goods sold	(9,847)	(23,633)
Project cancellations	(1,856)	(56)
Returned inventory in-transit (note 27)	2,298	-
Foreign currency impact	382	518
End of the year	$18,953	$9,001

For the years ended June 30, 2026, 2025 and 2024, the Company recorded inventory write-offs related to project cancellations of $1,856, $56 and $496, respectively, in other operating expenses.

10.	Construction in progress:

Construction in progress (“CIP”) represents costs incurred on IPP facilities and BESS projects under construction. Once the projects are completed and placed into service, the projects are reclassified to property, plant and equipment and the accumulated costs are depreciated over the useful lives of the related assets. Detail of costs as at June 30, 2026 and 2025 are as follows:

	IPP facilities	BESS projects	Electric vehicle charging stations	Total
Balance, June 30, 2025	$9,448	$21,632	$542	$31,622
Additions	31	10,099	-	10,130
Reclassification to property, plant and equipment	(9,614)	(13,815)	-	(23,429)
Write-off of previously capitalized costs	-	(6,763)	-	(6,763)
Impairment (note 25)		(2,925)		(2,925)
Assets abandonment	-	-	(542)	(542)
Foreign currency impact	135	6	-	141
Balance, June 30, 2026	$-	$8,234	$-	8,234

	IPP facilities	BESS projects	Electric vehicle charging stations	Total
Balance, June 30, 2024	$8,909	$-	$-	$8,909
Additions from acquisition (note 19)	-	10,020	542	10,562
Additions	568	15,520	-	16,088
Impairment (note 25)	-	(3,908)	-	(3,908)
Foreign currency impact	(29)	-	-	(29)
Balance, June 30, 2025	$9,448	$21,632	$542	$31,622

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

10.	Construction in progress (continued):

On December 30, 2025, the Company entered into a supplier termination agreement relating to one of its battery energy storage systems projects. As a result, previously capitalized construction costs of $6,763 were reversed from CIP with an offset to trade and other payables.

During the year ended June 30, 2026, the Company abandoned assets related to its electric vehicle charging stations as they were no longer expected to generate future economic benefits. Accordingly, the carrying amount of $542 was derecognized and an abandonment loss of $542 was recognized in the other operating expense (June 30, 2025 and 2024 - nil).

11.	Trade and other payables:

	June 30, 2026	June 30, 2025
Accounts payable	$7,995	$15,148
Accrued liabilities	3,202	2,528
Other payable	1,531	2,121
GST/HST payable	1,750	1,845
Due to related party (note 24)	157	144
	$14,635	$21,786

12.	Contract liabilities:

As of June 30, 2026 and June 30, 2025, the Company’s contract liabilities consist of payments received for EPC services and development fees projects not started yet.

	June 30, 2026	June 30, 2025
Beginning of the year	$5,698	$4,600
Revenue recognized from opening balance	(5,698)	(4,600)
Advance billings	2,227	5,607
Foreign currency impact	-	91
End of the year	$2,227	$5,698

The Company expects to recognize this revenue as the related performance obligations are satisfied, substantially during the fiscal year ending June 30, 2027.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

13.	Right-of-use assets and lease liabilities:

The continuity of the right-of-use assets as of June 30, 2026 and 2025 is as follows:

Right-of-use asset	Office	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$561	$33	$11,663	$12,257
Additions	126	81	324	531
Change in asset retirement cost	-	-	38	38
Modifications	27	-	-	27
Foreign currency impact	-	-	11	11
Balance, June 30, 2026	$714	$114	$12,036	$12,864

Accumulated Depreciation:
Balance, June 30, 2025	$202	$8	$770	$980
Depreciation	171	28	1,095	1,294
Balance, June 30, 2026	$373	$36	$1,865	$2,274
Net Book Value, June 30, 2026	$341	$78	$10,171	$10,590

Right-of-use asset	Office	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$314	$-	$947	$1,261
Addition from acquisition (note 19)	-	-	8,168	8,168
Additions – asset retirement cost	-	-	123	123
Additions	-	33	-	33
Adjustment (note 2(e)(ii))	264	-	2,425	2,689
Modifications	(17)	-	-	(17)
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$561	$33	$11,663	$12,257

Accumulated Depreciation:
Balance, June 30, 2024	$124	$-	$52	$176
Modifications	(5)	-	-	(5)
Depreciation	83	8	718	809
Balance, June 30, 2025	$202	$8	$770	$980
Net Book Value, June 30, 2025 (Restated – note 2(e)(ii))	$359	$25	$10,893	$11,277

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

13.	Right-of-use assets and lease liabilities (continued):

IPP facilities depreciation expense of $1,095, $718 and $52 was recorded in cost of goods sold for the years ended June 30, 2026, 2025 and 2024, respectively. The remaining depreciation expense of $199, $91 and $71 for those years, respectively, was recorded under operating expenses.

The continuity of the lease liabilities as of June 30, 2026 and 2025 is as follows:

Lease liabilities	Office	Vehicle	IPP facilities	Total
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$378	$25	$8,068	$8,471
Additions	126	81	324	531
Modifications	(3)	-	-	(3)
Payments	(198)	(28)	(883)	(1,109)
Foreign currency impact	-	-	20	20
Interest accretion	59	3	450	512
Balance, June 30, 2026	$362	$81	$7,979	$8,422
Current	125	42	1,191	1,358
Non-current	237	39	6,788	7,064
Balance, June 30, 2026	$362	$81	$7,979	$8,422

Lease liabilities	Office	Vehicle	IPP facilities	Total
Balance, June 30, 2024	$230	$-	$912	$1,142
Additions from acquisition (note 19)	-	-	7,043	7,043
Additions	-	33	-	33
Additions adjustment (note 2(e)(ii))	264	-	526	790
Modifications	(17)	-	-	(17)
Payments	(114)	(10)	(857)	(981)
Interest accretion	15	2	444	461
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$378	$25	$8,068	$8,471
Current (Restated – note 2(e)(ii))	100	11	894	1,005
Non-current (Restated – note 2(e)(ii))	278	14	7,174	7,466
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$378	$25	$8,068	$8,471

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2026 is as follows:

July 1, 2026 – June 30, 2027	$1,520
July 1, 2027 – June 30, 2028	1,093
July 1, 2028 – June 30, 2029	1,067
July 1, 2029 – June 30, 2030	934
July 1, 2030 onward	6,458
Total	$11,072

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

14.	Intangible assets:

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2025	$18,900	$4,130	$23,030
Additions	-	-	-
Balance, June 30, 2026	$18,900	$4,130	$23,030

Accumulated amortization:
Balance, June 30, 2025 (Restated – note 2(e)(i))	$3,117	$646	$3,763
Amortization	1,392	19	1,411
Impairment (note 25)	132	616	748
Balance, June 30, 2026	$4,641	$1,281	$5,922
Net Book Value, June 30, 2026	$14,259	$2,849	$17,108

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2024	$2,110	$-	$2,110
Additions from acquisition (note 19)	16,790	4,130	20,920
Balance, June 30, 2025	$18,900	$4,130	$23,030

Accumulated amortization:
Balance, June 30, 2024	$109	$-	$109
Amortization	1,471	-	1,471
Impairment (note 25)	6,766	646	7,412
Reallocation of impairment loss (note 2(e)(ii))	(5,229)	-	(5,229)
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$3,117	$646	$3,763
Net Book Value, June 30, 2025 (Restated – note 2(e)(ii))	$15,783	$3,484	$19,267

Total amortization expense recorded in cost of goods sold was $1,411, $1,471 and $109 for the years ended June 30, 2026, 2025 and 2024, respectively.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

15.	Short-term loans:

	Maturity	Interest rate		June 30, 2026	June 30, 2025
Line of credit	N/A		Floating	$-	$-
RE Royalty	November 26, 2026		Fixed	3,000	3,000
Geddes Construction Loan	N/A		Floating	-	1,734
NY Green Bank credit facility	within 12 months of the drawing date		Fixed	3,891	-
Total		$		$6,891	$4,734

RE Royalty

On November 13, 2024, the Company’s subsidiary entered into a loan agreement for a principal amount of $3,000. The loan had a maturity date of November 26, 2025. Interest on the loan shall accrue at the rate of 11% per annum, compounded and payable quarterly. Subsequent to initial execution, the maturity date of the loan was extended to November 26, 2026. Following the amendment, interest accrues at a rate of 12% per annum, compounded monthly and payable quarterly.

Geddes Construction Loan

On June 24, 2024, the Company entered into a Construction Loan Agreement, with Seminole Financial Services, LLC., for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600, based on the actual cost of the project. The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of receipt, at a variable rate per annum equal to the One Month Chicago Mercantile Exchange (“CME”) Term SOFR plus a margin of 4%. The loan is secured against the assets associated with the Geddes project and the Company has provided a guarantee of completion and payment. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion. Construction of the project has been completed, and the project received PTO in July 2025. The conversion was completed in January 2026.

NY Green Bank credit facility

On December 30, 2025, the Company entered into a senior secured revolving credit facility with NY Green Bank (“NYGB”) for an aggregate principal amount of up to US$8,000. The facility is available during an initial draw period of twelve months from the closing date and matures twelve months thereafter. Amounts drawn under the facility bear interest at a rate equal to the 2-Year U.S. Dollar Secured Overnight Financing Rate (“SOFR”) ICE Swap Rate, determined at the time of drawdown, plus 7.5% per annum. The proceeds of the facility are intended to fund interconnection deposits for certain projects. Financing related costs of $507 incurred in connection with the establishment of a revolving credit facility were expensed as incurred and included in other operating expenses. As at June 30, 2026, an amount of $3,891 (US$2,738) had been drawn under the credit facility. Under the NYGB credit facility, the Company is required to maintain aggregate minimum liquidity of at least US$5,000, subject to an increase if 30% of the revolving credit commitment exceeds US$3,000.

As at June 30, 2026, the Company did not have any events of default with its short-term loans.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

16.	Long-term debt:

	June 30, 2026	June 30, 2025
Long-term loans	$50,876	$52,739
Construction loans	13,978	9,573
Highly Affected Sectors Credit Availability Program	537	648
Total	65,391	62,960
Less: current portion	13,613	9,170
Long-term portion	$51,778	$53,790

Long-term loans

The Company’s long-term loans are secured by underlying solar power system assets, including power purchase agreements known as Feed-in-Tariff (“FIT”) contracts, site leases, and project agreements. The loans bear either variable interest rates ranging from 1.56% to 3.34% plus the Canadian Overnight Repo Rate Average (“CORRA”) and fixed interest rates ranging from 4.45% to 6.06%, with remaining terms of 0 to 14 years maturing between 2026 and 2040.

In July 2026, the Company amended the terms of certain loan agreements to extend the maturity date to October 2026. Management assessed the amendment under IFRS 9 and concluded that the modification was not substantial. Accordingly, the existing financial liability was not derecognized.

Certain loans within the portfolio carry an annual fixed interest rate of 4.75% through interest-rate swap agreements that convert originally variable-rate terms based on the three-month Banker’s Acceptance Rate plus 1.98%. These loans mature in December 2029, with interest payable quarterly and principal payable semi-annually.

Interest expense on long-term loans was $2,819, $2,661 and $153 for the years ended June 30, 2026, 2025 and 2024, respectively.

Certain project debt agreements require the Company to maintain restricted cash balances in designated reserve accounts. These balances are not available for general corporate purposes and are held at the project level to satisfy financing requirements.

Interest rate swaps are accounted for as derivative assets or liabilities and recorded at fair value in the consolidated statements of financial position. Changes in fair value are recorded in profit or loss. For the years ended June 30, 2026, 2025 and 2024, the Company recorded a fair value gain of $109 and losses of $1,340 and $137, respectively.

Construction loans

During the year ended June 30, 2025, the Company entered into a credit agreement with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders, and obtained an advancement of $10,091 for the construction of certain BESS projects in Ontario. RBC retained an upfront fee amount of $814. The Company entered into interest rate swap agreement on the loan to fix the annual interest rate at 5.085%. Subsequent to year-end June 30, 2025, the credit agreement was amended to increase the total credit commitment. The amendment did not result in any additional borrowings or a change in the principal amount outstanding. The amendment did not give rise to a substantial modification or extinguishment of a financial liability. In connection with the amendment, RBC retained an upfront fee amount of $92. For the year ended June 30, 2026, the Company recorded fair value change loss of $179, in comprehensive income (loss) (2025 and 2024 – nil). In September 2026, the Company converted its construction loan into a term loan facility. The outstanding loan balance at the date of conversion was $11,255. The Company incurred transaction costs of $156 in connection with the conversion.

The Geddes construction loan was converted in January 2026. At the date of conversion, the outstanding principal balance was $1,696. Transaction costs of $36 were incurred and are netted against the carrying amount of the loan in accordance with IFRS 9. The loan bears interest at a fixed rate of 7.67% per annum.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

16.	Long-term debt (continued):

Highly Affected Sectors Credit Availability Program

In 2021, the Company received a Highly Affected Sectors Credit Availability Program (“HASCAP”) loan for a total of $1,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. Interest recorded for the years ended June 30, 2026, 2025 and 2024 was $25, $28 and $32, respectively.

Estimated principal repayments for the Company’s long-term debt are as follows:

2027	$13,613
2028	6,149
2029	12,075
2030	6,058
2031 onwards	27,496
Total	$65,391

As at June 30, 2026, the Company did not have any events of default with its long-term debt.

17.	Tax equity:

On June 20, 2023, the Company acquired a 67% membership interest in Solar Alliance DevCo, an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. Amortized cost is affected by the allocation of ITCs (in tax equity assets), taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, based on a loan value of $461 at the acquisition date. The arrangement has an estimated maturity date in 2028, representing the expected flip point, with a 99% ownership allocation reflecting the distribution of taxable income or loss prior to the flip date. The corresponding tax equity asset acquired on acquisition date was $475.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believes these indemnifications cover matters which are substantially under its control and are unlikely to occur.

For the years ended June 30, 2026, 2025 and 2024, the Company recognized nil, $8 and $33, respectively, related to ITC distributions as other income. Interest accretion of $24, $31 and $32, respectively, was also recognized for those years.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

18.	Provisions:

The Company recognizes provisions for asset retirement costs associated with its leased facilities where it has obligations under lease agreements to restore premises to their original condition at the end of the lease term. As at June 30, 2026, the provision was measured using an inflation rate of 2.36% and a discount rate of 3.47%, with the discount rate based on the applicable 11.5-year zero-coupon yield corresponding to the estimated average timing of the restoration obligations.

	June 30, 2026	June 30, 2025
Beginning of the period	$2,401	$-
Additions from acquisition (note 19)	-	2,129
Additions	136	202
Increase (decrease) in liability	(98)	(14)
Accretion expense	59	84
End of the period	$2,498	$2,401

19.	Acquisitions:

Solar Flow-Through Funds Ltd (“SFF”)

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of up to $41,800. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45,000 as of the date of the agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024. During the year ended June 30, 2025, the Company incurred $15 (June 30, 2024 - $167) in acquisition costs related to the SFF transaction, which were expensed.

The consideration for the acquisition of SFF consisted of an upfront payment of 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio (note 16) have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the BESS portfolio shall be revalued and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16,310 and (ii) the final valuation of the BESS portfolio determined by a third party financial valuator plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. The fair value of the CVRs at the acquisition date was estimated based on the maximum number of additional shares expected to be issued (2,283,929 shares) multiplied by the PowerBank closing share price on the acquisition date of $8.01, and the CVRs and common shares were further discounted to reflect the impact of the escrow-related resale restrictions on the timing of when those shares become freely tradable.

The acquisition of SFF is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and liabilities assumed were recorded at their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the year ended June 30, 2025.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

19.	Acquisitions (continued):

For the period from July 8, 2024 to June 30, 2025, SFF contributed revenue of $8,417 and net loss of $32,495. Had the acquisition taken place on July 1, 2024, revenue and net loss included in the consolidated statements of net loss for the period from July 1, 2024 to June 30, 2025 would have been similar to the results from July 8, 2024 to June 30, 2025. In determining these amounts, management has assumed the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2024.

The allocation of the purchase consideration to the total fair value of net assets acquired on SFF acquisition date is as follows:

Fair value of net identified assets acquired
Cash(1)	$9,887
Trade and other receivables	4,676
Short-term investments	640
Prepaid expenses and deposits	684
Right-of-use assets	8,168
Property, plant and equipment	34,772
Construction in progress	10,562
Intangible assets	20,920
Other assets	814
Derivative financial instruments	1,530
Accounts payable and accruals	(7,466)
Asset retirement obligations	(2,129)
Long-term debt	(52,686)
Lease liabilities	(7,043)
Deferred tax liabilities	(9,935)
Due to related parties	(1,435)
Identifiable net assets	11,959
Goodwill	20,544
Net assets acquired	$32,503

Common shares issued	$19,950
Contingent value rights	10,214
Purchase price adjustment for total shares outstanding	2,339
Total consideration	$32,503

(1)	The balance includes restricted cash balances totaling $6,517 comprised of $2,630 classified as current and $3,887 classified as non-current.

The fair value of intangible assets, which consist of the power purchase agreements known as Feed-In-Tariff (“FIT”) contracts and BESS contracts with the IESO, was calculated using the multi-period excess earnings method as the Company is project revenue and net income attributable to the contracts going forward. The fair value of property, plant and equipment was established using the cost approach. The long-term loans were valued using a discounted cash flow approach. The goodwill recognized upon acquisition of SFF is attributable to expected synergies from integrating SFF’s solar development platform with the Company’s existing renewable energy operations, benefits of an expanded project pipeline, and other intangible elements such as market presence that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

19.	Acquisitions (continued):

Immediately prior to obtaining control, the Company held an equity interest in SFF. In accordance with IFRS 3, this previously held equity interest was remeasured to its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. The fair value of the previously held equity interest was estimated at $2,339 as at the acquisition date, based on a discounted cash flow analysis that incorporated management’s forecast of SFF’s future cash flows and an appropriate discount rate reflecting the risks associated with those cash flows. The remeasurement of this previously held equity interest resulted in a loss on investment $2,813 which has been recognized within loss on investments in the consolidated statements of comprehensive income (loss).

Prior to the acquisition, the Company and SFF had a pre-existing relationship consisting of an outstanding unbilled revenue balance of $572. In accordance with IFRS 3, Business Combination, the settlement of a pre-existing relationship is accounted for separately from the business combination. As such, this balance was not included as part of the consideration transferred. Instead, the Company derecognized the unbilled revenue and recognized a loss for the full carrying amount of $572 in the consolidated statements of comprehensive loss within loss on investment, as no consideration was received for this balance upon acquisition.

The CVR liabilities are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments.

OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”)

The Company entered into share purchase agreements (the “OFIT SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of $433 cash and 278,875 common shares (the “OFIT Consideration Shares”) of the Company (the “OFIT Transaction”). OFIT GM and OFIT RT (the “OFIT Purchased Entities”) have been operating the OFIT Projects since 2017. The transaction was closed on November 1, 2023 (the “OFIT acquisition date”) and the Company incurred minimal acquisition-related costs on the OFIT Transaction. The shares of the OFIT Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the OFIT SPAs, the Company acquired 49.9% ownership of OFIT RT where Whitesand First Nation owns the remaining shares of OFIT RT. The Company also acquired 49.9% ownership of OFIT GM where the Town of Kapuskasing owned the remaining shares of OFIT GM. The shares owned by the Town of Kapuskasing and Whitesand First Nation have no voting right, hence, the Company controls and consolidates the OFIT Purchased Entities. The acquisition is part of the Company’s continued growth of its independent power producer portfolio.

The President & Chief Executive Officer and a director of the Company was indirectly a shareholder of the OFIT Purchased Entities and indirectly received one-third of the OFIT Consideration Shares. As a result, the OFIT Transaction is considered a related party transaction.

The acquisition of the OFIT Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and liabilities assumed were recorded at their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the year ended June 30, 2024.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

19.	Acquisitions (continued):

For the period during November 1, 2023 to June 30, 2024, OFIT GM and OFIT RT contributed revenue of $366 and $143, respectively, and incurred a net loss of $160 and $60, respectively. Had the acquisition occurred on July 1, 2023, management estimates that the OFIT GM and OFIT RT revenue would have been $712 and net loss would have been $894 for the year ended June 30, 2024. Had the acquisition occurred on July 1, 2023, management estimates that the consolidated revenue would have been $58,580 and consolidated net loss would have been $4,251 for the year ended June 30, 2024. In determining these amounts, management has assumed the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2023.

The allocation of the purchase consideration to the total fair value of net assets acquired on OFIT acquisition date is as follows:

Fair value of net assets (liabilities) acquired	OFIT GM	OFIT RT	Total
Cash	$243	$201	$444
Trade and other receivables	6	27	33
Prepaid expenses and deposits	11	5	16
Property, plant and equipment	2,165	935	3,100
Derivative financial instruments	211	79	290
Current liabilities	(30)	(9)	(39)
Long-term loans	(3,200)	(1,196)	(4,396)
Deferred tax liability	(758)	(331)	(1,089)
Identifiable net liabilities assumed at fair value	$(1,352)	$(289)	$(1,641)
Intangible asset	1,500	610	2,110
Goodwill	3,522	1,017	4,539
Non-controlling interest	(1,839)	(670)	(2,509)
Net asset acquired	$1,831	$668	$2,499

Consideration paid in cash	232	201	433
Consideration paid in common shares	1,599	467	2,066
Total consideration	$1,831	$668	$2,499

The fair value of intangible assets, which consist of the power purchase agreements known as Feed-In-Tariff (“FIT”) contracts with the IESO, was calculated using the multi-period excess earnings method as the Company is project revenue and net income attributable to the FIT contracts going forward. The fair value of property, plant and equipment was established using the cost approach. The long-term loans were valued using a discounted cash flow approach. Non-controlling interest was calculated based on the proportionate interest in the recognized amounts of the asset and liabilities of OFIT GM and OFIT RT on the acquisition date. The goodwill is attributable to the synergies expected to be achieved from integrating the OFIT GM and OFIT RT IPP operations into the Company’s operations. Goodwill is not deductible for tax purposes.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

20.	Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, trade and other receivables, unbilled revenue, derivative assets, investment, trade and other payables, short-term loans, long-term debt, lease labilities, and other long-term liabilities.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (note 16). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, unbilled revenue, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, lease liabilities and other liabilities due to non-controlling interests holder approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

20.	Financial instruments (continued):

Other liabilities due to non-controlling interest holders represent amounts payable to minority shareholders under contractual arrangements that require fixed or determinable payments. Such obligations meet the definition of a financial liability under IAS 32 Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance. During the year ended June 30, 2026, the Company recognized a fair value loss of $38, which is included in comprehensive income (loss) (2025 and 2024 – nil).

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date. For the years ended June 30, 2026, 2025 and 2024, the Company recognized fair value gains of $1,111, $3,575 and nil, respectively, in comprehensive income (loss).

The fair value of the Company’s embedded derivative instruments related to the contingent value right (“CVR”) liability was determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date. For the years ended June 30, 2026, 2025 and 2024, the Company recognized fair value gains of $713, $7,195 and nil, respectively, in comprehensive income (loss).

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

20.	Financial instruments (continued):

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk:

The Company conducts business in Canada and United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

(iii)	Concentration risk and economic dependence:

The accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of revenue as well as customers who account for over 10% of accounts receivable.

June 30, 2026	Revenue	% of revenue
Customer A	$4,459	16%
Customer D	$10,679	39%

June 30, 2025	Revenue	% of revenue
Customer A	$5,363	13%
Customer C	$13,950	34%
Customer D	$8,982	22%

June 30, 2024	Revenue	% of revenue
Customer A	$6,551	11%
Customer C	$41,800	72%

June 30, 2026	Accounts receivable	% of accounts receivable
Customer A	$1,039	25%
Customer C	830	20%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

20.	Financial instruments (continued):

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at June 30, 2026:

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans	$6,891	$6,891	$-	$-	$-
Derivative liabilities	179	8	-	-	171
Long-term debt	65,391	13,613	6,149	18,133	27,496
Lease liabilities	11,072	1,520	1,093	2,001	6,458
Trade and other payable	14,635	14,635	-	-	-
Total	$98,168	$36,667	$7,242	$20,134	$34,125

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt comprises both fixed and variable interest rate instruments. For certain variable rate borrowings, the Company has entered into interest rate swap agreements to economically fix the contractual interest rates. For the years ended June 30, 2026, 2025 and 2024, a change of 100 basis points in interest rates would have increased or decreased the interest amount added to the loan principal balance by nil, $14 and $13, respectively.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

21.	Share capital:

(a)	Authorized share capital as at June 30, 2026 and June 30, 2025

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

On June 30, 2026, the Company had 47,697,277 common shares issued and outstanding (June 30, 2025 - 35,433,947, and June 30, 2024 – 27,191,075). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of Common shares	Share Capital
Balance, July 1, 2023	26,800,000	$6,855
Common shares issued, net of costs	2,200	22
Equity warrants exercised (note 21d)	110,000	83
Acquisition of OFIT GM and OFIT RT (note 19)	278,875	2,066
Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs	990,726	3,550
Equity warrants exercised (note 21d)	235,000	176
RSU exercised (note 22b)	508,381	1,874
Share-based compensation (note 22a)	81,551	384
Share-based compensation exercised (note 22a)	457,215	2,919
Equity warrant granted (note 21d)	-	791
Shelf prospectus shares issued (note 21c)	2,394,367	6,615
Acquisition of Solar Flow-Through Funds (note 19)	3,575,632	19,950
Balance, June 30, 2025	35,433,947	$45,285

Common shares issued, net of costs	7,816,798	18,167
Equity warrants exercised	2,773,098	1,979
RSU exercised (note 22b)	354,275	727
Share-based compensation exercised (note 22a)	1,319,159	1,846
Balance, June 30, 2026	47,697,277	68,004

(c)	Shelf prospectus shares issued:

On March 24, 2025, the Company completed a registered direct offering of 2,394,367 units each consisting of a common share at a subscription price of $5.08 per share (US$3.55), and a warrant with exercise price of $6.37 per warrant (US$4.45).

The proceeds from the offering were allocated between the common shares and the liability warrants based on their respective fair values at the date of issuance. The fair value of the warrants was determined on the issuance date using the Black-Scholes option pricing model and was estimated at $4,975. The residual amount of the transaction price, after allocating to the warrant component, was attributed to the common shares and amounted to $7,195. The warrants are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments (note 31). The common shares are classified as equity.

A total of $981 in legal and other issuance costs was incurred. Of this, $401 related to the warrants and was expensed immediately in profit or loss, while $580 related to the common shares and was deducted from equity.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

21.	Share capital (continued):

(d)	Warrants

The movement in warrants during the year was as follows:

	June 30, 2026			June 30, 2025
	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)
Outstanding, beginning of the year	7,757,718	$0.52	2.43	7,873,000	$0.38	3.35
Granted	-	-	-	119,718	6.61	-
Exercised	(2,773,098)	0.24		(235,000)	0.75	-
Outstanding, end of the year	4,984,620	$0.60		7,757,718	$0.52
Weighted average remaining Life (years)	-		1.63	-	-	2.43

As compensation related to the shelf prospectus offering (note 21c) completed on March 24, 2025, the Company issued 119,718 equity warrants to the placement agent. Each warrant entitles the holder to purchase one common share of the Company at an exercise price equal to 130% of the offering price per share, or $6.61 per warrant (US$4.62). The warrants have a contractual term of five years and are classified as equity instruments. The warrants were valued at $791, the fair value of the services received.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

22.	Share-based compensation:

(a)	Share-based compensation:

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the share option outstanding as at June 30, 2026 and 2025 are as follows:

	June 30, 2026		June 30, 2025
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
Outstanding, beginning of the year	2,284,000	$0.78	2,759,000	$0.75
Granted	1,929,500	1.73	113,051	4.08
Exercised	(769,310)	0.78	(588,051)	4.08
Forfeited	(7,500)	3.43	-	-
Outstanding, end of the year	3,436,690	1.32	2,284,000	0.78
Exercisable share options, end of year	1,974,515	1.03	2,284,000	0.76

As at June 30, 2026, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Range of exercise prices	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
$0.75	1,502,330	$0.75	1.60
$1.34	520,000	1.34	4.90
$1.89	1,375,360	1.89	4.33
$2.20 - $3.00	39,000	2.53	4.30
	3,436,690	$1.32	3.22

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

22.	Share-based compensation (continued):

During the year ended June 30, 2026, the Company granted share options on four grant dates. The fair value of the share options were valued at the date of grant using the Black-Scholes option pricing model with assumptions for a risk free interest rate, expected volatility, expected life until exercise and dividend yield. The weighted average expected option life is calculated based on the remaining expected option life of each option granted. As the Company has not paid any dividends on its subordinate voting shares to date, no dividend yield is included in the fair value calculation for the share options granted.

The following table presents the share options granted during the years ended June 30, 2026 and 2025, respectively, and the key assumptions used in determining the grant-date fair value of the awards.

Grant date	July 30, 2025	August 21, 2025	October 7, 2025	February 20, 2026
Options granted	1,394,500	7,500	7,500	520,000
Granted value	$0.98	$1.56	$1.35	$1.34
Vesting period (years)	2 years	2 years	2 years	2 years
Risk free interest rate	3.00%	2.94%	2.66%	2.69%
Volatility	57.88%	57.88%	58.72%	60.24%
Expected life (years)	5 years	5 years	5 years	5 years
Dividend yield	-	-	-	-

Grant date	April 02, 2025	May 27, 2025	June 24, 2025
Options granted	7,500	10,000	14,000
Granted value	$1.07	$0.70	$0.79
Vesting period (years)	2 years	2 years	2 years
Risk free interest rate	2.54%	2.80%	2.82%
Volatility	30.15%	30.28%	30.36%
Expected life (years)	5 years	5 years	5 years
Dividend yield	-	-	-

For the years ended June 30, 2026, 2025 and 2024, the Company recognized compensation expense related to share options of $1,242, $159 and $795, respectively.

During year ended June 30, 2026, the Company granted 596,202 common shares at a fair value of $1.77 per share (US$1.27) in exchange for consulting services. As a result, during the year ended June 30, 2026, the Company recognized consulting fees expense of $914, related to the issuance of common shares for consulting services, which is included in comprehensive income (loss) (2025 and 2024 – nil).

In July 2025, the Company issued 56,275 common shares at a fair value of $2.56 per share to former SFF directors in settlement of bonus entitlements that had been accrued by SFF in the prior fiscal year, as such, did not affect the Company’s profit and loss during the year ended June 30, 2026.

During the year ended June 30, 2025, the Company granted 62,870 common shares at a fair value of $2.29 per share in exchange for consulting services, resulting in the recognition of $144 as consulting fees expense. Of the total shares granted, 39,844 were issued during the year ended June 30, 2025, with the remaining 23,026 shares issued during the year ended June 30, 2026.

In October 2024, the Company issued 41,707 common shares at a fair value of $6.90 per share to former SFF directors in settlement of bonus entitlements that had been accrued by SFF in the prior fiscal year, before the acquisition. The total amount of $288 had been recognized as consulting fee expense by SFF in fiscal year 2024 and, as such, did not affect the Company’s post-acquisition profit or loss.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

22.	Share-based compensation (continued):

(b)	Restricted Share Units (“RSUs”)

Details of the RSUs outstanding as at June 30, 2026 and 2025 are as follows:

	June 30, 2026		June 30, 2025
	Number of RSU	Weighted average grant date fair value per RSU	Number of RSU	Weighted average grant date fair value per RSU
Outstanding, beginning of the year	276,677	$0.91	265,000	$0.86
Granted	2,363,854	1.18	520,058	3.09
Exercised	(354,275)	2.06	(508,381)	3.11
Forfeited	-	-	-	-
Outstanding, end of the year	2,286,256	$1.02	276,677	$0.91

During the year ended June 30, 2026 and 2025, the Company granted equity settled RSUs on the grant dates in the following table. The RSUs were valued at the market price on the grant date. RSUs will generally be settled upon or shortly after vesting. The vesting schedule for RSU varies by agreement and is determined by the contractual terms. The table below presents the RSUs granted and related grant details for the year ended June 30, 2026 and 2025.

Grant Date	RSUs granted	Grant value	Vesting date(2)
July 30, 2025 (1)	75,390	$143	August 15, 2025
October 8, 2025	137,500	$413	February 8, 2026
February 20, 2026 (1)	100,000	$122	January 31, 2027
April 6, 2026	114,708	$98	May 1, 2026
May 22, 2026(1)	1,936,256	$1,981	June 30, 2026

Grant Date	RSUs Granted	Grant Value	Vesting Date (2)
2025-01-13 (1)	200,000	$590	April 15, 2025
2025-02-18	1,913	$13	February 19, 2025
2025-04-02 (1)	20,000	$67	August 1, 2025
2025-04-08	281,468	$980	April 14, 2025
2025-06-24	16,677	$41	July 15, 2025

(1)	This is a regularly scheduled annual grant as part of the Company’s executive and employee compensation plan.
(2)	Vesting date reflects the final vesting date if vesting occurs in tranches over a period of time.

For the years ended June 30, 2026, 2025 and 2024, the Company recognized total share-based payment expenses of $2,427, $1,608 and $65, respectively, in comprehensive income (loss). These amounts included share-based compensation of $1,779, $18 and $24, consulting fees of $116, $1,590 and $41, professional fees of $510, nil and nil, and other operating expenses of $22, nil and nil, respectively.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

23.	Non-controlling interests:

On July 8, 2024, the Company completed the acquisition of SFF. Through SFF’s wholly and partially owned subsidiaries, SFF holds ownership interests in its special purpose vehicles, with ownership percentages ranging from 25% to 100%.

On February 19, 2025, the Company purchased additional 24.95% of the shares of 2387280 Ontario Inc. previously owned by Blackstone Energy Solutions Inc.

During the year ended June 30, 2025, the Company amended a shareholder agreement to establish fixed payments to a non-controlling shareholder. This amendment resulted in the related interest meeting the definition of a financial liability under IAS 32, Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance. Accordingly, the balance previously presented within equity in the prior year has been remeasured and reclassified to other liabilities due to non-controlling interest holders, and is now included within trade and other payables and other long-term liabilities in the consolidated statements of financial position. In addition, non-controlling interests arising from SFF entities acquired during the year have been evaluated under the same principles. Where contractual arrangements create an obligation to deliver fixed or determinable payments to minority shareholders, such balances are classified as a financial liability. All other non-controlling interests without such obligations continue to be presented within equity, separately from the equity attributable to the owners of the parent, in accordance with IFRS 10.

	June 30, 2026	June 30, 2025
Other long-term liabilities	$619	$693
Trade and other payables	$75	$38

Summarized financial information for the Company’s subsidiaries that have non-controlling interests is set out below. The amounts are before intercompany eliminations.

As at June 30, 2026:	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
2467264 Ontario Inc.	$2	$-	$(928)	$-	$(926)	$(45)
OFIT RT	111	1,743	(166)	(1,537)	151	508
	$113	$1,743	$(1,094)	$(1,537)	$(776)	$463

As at June 30, 2025:	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
2467264 Ontario Inc.	$2	$-	$(928)	$-	$(926)	$(45)
OFIT RT	156	1,747	(136)	(1,510)	257	564
	$158	$1,747	$(1,064)	$(1,510)	$(669)	$519

As at June 30, 2024:	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
2467264 Ontario Inc.	$2	$-	$(928)	$-	$(926)	$(45)
OFIT GM	561	4,237	(771)	(4,039)	(12)	1,766
OFIT RT	160	1,768	(98)	(1,569)	261	640
	$723	$6,005	$(1,797)	$(5,608)	$(677)	$2,361

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

23.	Non-controlling interests (continued):

	Year ended June 30, 2026
	Comprehensive income (loss)	Allocated to NCI
OFIT RT	$(101)	$(50)
2467264 Ontario Inc.	$-	$-

	Year ended June 30, 2025
	Comprehensive income (loss)	Allocated to NCI
OFIT RT	$(152)	$(76)
2467264 Ontario Inc.	$-	$-

	Year ended June 30, 2024
	Comprehensive income (loss)	Allocated to NCI
2467264 Ontario Inc.	$156	$-
OFIT GM	(160)	(80)
OFIT RT	(60)	(30)
Solar Alliance DevCo LLC	61	15
	$(3)	(95)

	Year ended June 30, 2026
	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows used in financing activities
2467264 Ontario Inc.	$-	$-	$-
OFIT RT	$(9)	$-	$(85)

	Year ended June 30, 2025
	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows used in financing activities
2467264 Ontario Inc.	$-	$-	$-
OFIT RT	$71	$-	$(58)

	Year ended June 30, 2024
	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows used in financing activities
2467264 Ontario Inc.	$2	$-	$-
OFIT GM	434	243	(289)
OFIT RT	25	201	(106)

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

24.	Related party transactions and balances:

The Company enters into transactions with related parties in the normal course of business. Related parties include subsidiaries, entities under common control, entities over which directors or key management personnel (“KMP”) have significant influence, and close family members of KMP. All related party transactions are measured at the exchange amount, which is the amount agreed to by the parties.

As at June 30, 2026, amounts due to directors and other members of KMP were comprised of $157 (June 30, 2025 - $144) included in trade and other payables, $801 included in other long-term liabilities (June 30, 2025 – $861), and $73 (June 30, 2025 – $55) included in trade and other receivables.

(a)	Transactions with related parties

The following table summarizes costs incurred from related parties during the years ended June 30:

	Nature of Relationship	Nature of Transactions	2026	2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$695	$717	$414
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$370	$287	$188
Art Vancouver	Controlled by a director	Consulting services	$389	$389	$-

(b)	Balances with related parties

Outstanding balances with related parties are summarized as follows:

	June 30, 2026		June 30, 2025
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(21)	Trade and other payables	$(144)	Trade and other payables
The Phoenix Trendz Inc.	(24)	Trade and other payable	-	Trade and other payables
Art Vancouver	(6)	Trade and other payable	-	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	(52)	Other long-term liabilities
Berkley Renewables Inc.	(749)	Other long-term liabilities	(809)	Other long-term liabilities
Big Bear Gold Corp. (formerly Westkam Gold Corp.)	7	Trade and other receivables	55	Trade and other receivables
Total	$(845)		$(950)

(c)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2026, 2025 and 2024 were as follows:

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

24.	Related party transactions and balances (continued):

	June 30, 2026	June 30, 2025	June 30, 2024
Salaries and employee benefits	$1,183	$2,280	$1,516
Share-based compensation	$1,556	$144	$487

25.	Impairment of goodwill and long-lived assets:

As at June 30, 2026, the Company has goodwill of $1,643 (June 30, 2025 - $1,643). Goodwill is attributable to the following cash generating units (“CGUs”) arising on the respective dates of acquisition. All goodwill and impairment losses were allocated to CGUs within the IPP Production segment.

Cash Generating Unit	Acquisition Date	June 30, 2026	June 30, 2025	June 30, 2024
OFIT GM	November 1, 2023	$-	$289	$3,522
Impairment loss		-	(289)	(3,233)
OFIT RT	November 1, 2023	-	150	1,017
Impairment loss		-	(150)	(867)
SFF (Restated – note 2(e)(ii))	July 8, 2024	1,643	19,421	-
Impairment loss		-	(17,778)	-
		$1,643	$1,643	$439

As at June 30, 2026, the Company performed an annual impairment testing of goodwill and long-lived assets in accordance with IAS 36. The recoverable amounts were determined based on the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”), using discounted cash flow models. The key assumptions applied in estimating the recoverable amounts based on VIU of the impairment tests were as follows:

Cash Generating Unit	SFF
Discount rate (pre-tax)	9.25%
Revenue equipment degradation rate	0.74%
Normal use life of assets	Remaining contract life of power purchase agreements
Operating expense inflation	2.00%-3.50%

Cash flows beyond the contract period were not assumed for the solar projects as they are expected to cease operating at FIT contract expiry under current forecasts. The pre-tax discount rates were derived from the Company’s weighted average cost of capital. The carrying values, recoverable amounts and impairment losses recognized were as follows:

SFF Cash Generating Units	Construction in progress	Intangible assets	Property, plant, and equipment	Other assets /labilities	Goodwill	Total
Carrying value, June 30, 2026	$11,153	$16,701	$38,427	$(3,801)	$1,643	$64,123
Impairment	(2,925)	(748)	(1,051)	-	-	(4,724)
Recoverable amount, June 30, 2026	$8,228	$15,953	$37,376	$(3,801)	$1,643	$59,399

A 1% increase in the discount rate would result in an additional impairment loss of $1,810 in SFF for the year ended June 30, 2026. Management is not aware of any other reasonable change in key assumptions that would significantly vary the recoverable amount for the valuation. Other net assets or liabilities represent the sum of operating assets and liabilities not specifically mentioned in the tables above, which include accounts receivable, prepaid expenses, right-of-use assets, accounts payable, asset retirement obligation, lease liabilities, and other liabilities.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

25.	Impairment of goodwill and long-lived assets (continued):

As at July 9, 2024, the Company performed an impairment testing of goodwill and long-lived assets at the CGU level for SFF due to an indicator of impairment arising from the internal rate of return implied in the enterprise value being lower than the weighted average cost of capital. Based on this test, the Company recognized the following impairment loss of $17,778 as a write-down of goodwill related to the SFF CGUs.

SFF Cash Generating Units	Construction in progress	Intangible assets	Other net assets (Restated – note 2(e)(ii))	Goodwill (Restated – note 2(e)(ii))	Total
Carrying value, July 9, 2024	$10,564	$20,920	$23,663	$19,421	$74,568
Impairment	-	-	-	(17,778)	(17,778)
Recoverable amount, July 9, 2024	$10,564	$20,920	$23,663	$1,643	$56,790

As at June 30, 2025, the Company performed an annual impairment testing of goodwill and long-lived assets in accordance with IAS 36. The recoverable amounts were determined based on the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”), using discounted cash flow models. The key assumptions applied in estimating the recoverable amounts based on VIU of the impairment tests were as follows:

Cash Generating Unit	OFIT GM	OFIT RT	SFF
Discount rate (pre-tax)	13.50%	13.90%	9.18%
Revenue equipment degradation rate	0.55%	0.55%	0.74%
Normal use life of assets	Remaining contract life of power purchase agreements
Operating expense inflation	2.00%	2.00%	2.00%

Cash flows beyond the contract period were not assumed for the solar projects as they are expected to cease operating at FIT contract expiry under current forecasts. The pre-tax discount rates were derived from the Company’s weighted average cost of capital. The carrying values, recoverable amounts and impairment losses recognized were as follows:

OFIT GM Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net liabilities	Goodwill	Total
Carrying value, June 30, 2025	$1,913	$1,307	$(22)	$289	$3,487
Impairment	(490)	(335)	-	(289)	(1,114)
Recoverable amount, June 30, 2025	$1,423	$972	$(22)	$-	$2,373

OFIT GM Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2024	$2,064	$1,423	$-	$3,522	$7,009
Impairment	-	-	-	(3,233)	(3,233)
Recoverable amount, June 30, 2024	$2,064	$1,423	$-	$289	$3,776

OFIT RT Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2025	$826	$532	$25	$150	$1,533
Impairment	(347)	(224)	-	(150)	(721)
Recoverable amount, June 30, 2025	$479	$308	$25	$-	$812

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

25.	Impairment of goodwill and long-lived assets (continued):

OFIT RT Cash Generating Unit	Property, plant, and equipment	Intangible assets	Other net assets	Goodwill	Total
Carrying value, June 30, 2024	$891	$579	$-	$1,017	$2,487
Impairment	-	-	-	(867)	(867)
Recoverable amount, June 30, 2024	$891	$579	$-	$150	$1,620

SFF Cash Generating Units	Construction in progress	Intangible assets	Other net assets (Restated – note 2(e)(ii))	Goodwill (Restated – note 2(e)(ii))	Total
Carrying value, June 30, 2025	$25,540	$19,611	$26,921	$1,643	$73,715
Impairment	(3,908)	(1,624)	(5,229)	-	(10,761)
Recoverable amount, June 30, 2025	$21,632	$17,987	$21,692	$1,643	$62,954

The goodwill balances of $289 (OFIT GM), and $150 (OFIT RT) were written off as part of these impairment losses. The CGU’s recoverable amount estimate is sensitive to the discount rate due to uncertainties in the forecast. A 1% increase in the discount rate would result in an additional impairment loss of $88, $29, and $4,060 in OFIT GM, OFIT RT, and SFF for the year ended June 30, 2025. Management is not aware of any other reasonable change in key assumptions that would significantly vary the recoverable amount for the valuation. Other net assets or liabilities represent the sum of operating assets and liabilities not specifically mentioned in the tables above, which include accounts receivable, prepaid expenses, right-of-use assets, accounts payable, asset retirement obligation, lease liabilities, and other liabilities.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

26.	Capital management:

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2026	June 30, 2025
Long-term debt - non-current portion (note 16)	$51,778	$53,790
Shareholders’ Equity	$20,377	$19,760

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

27.	Segment information:

Segmented information is reviewed by the Company’s chief decision maker, the CEO, to assess performance and allocate resources within the Company. The Company has two operating segments.

(a)	Reportable segments

The chief operating decision maker, evaluates the Company’s financial performance and allocates capital resources based on the following operating and reportable segments: development and EPC and IPP production.

Development and EPC consist of development and construction of solar photovoltaic power generation projects. IPP consists of the operation of solar photovoltaic power facilities and BESS projects. Corporate and other includes corporate activities and the operation and maintenance of power facilities, repairs and reinstallation of power facilities, and non-recurrent solar photovoltaic power generation project related work engaged by customers.

The revenues from external customers and expenses for year ended June 30, 2026, 2025 and 2024 are as follows:

	Year ended June 30, 2026
	Development & EPC	IPP Production	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$17,023	$9,811	$576	$-	$27,410
Intersegment revenue	-	3,483	-	(3,483)	-
Total Revenue	$17,023	$13,294	$576	$(3,483)	$27,410
Cost of goods sold	(9,837)	(11,530)	(10)	3,483	(17,894)
Gross profit	7,186	1,764	566	-	9,516
Operating expenses	$(4,236)	$(7,571)	$(20,347)	$-	$(32,154)
Income (loss) from operating activities	$2,950	$(5,807)	$(19,781)	$-	$(22,638)

Interest income	-	212	141	-	353
Interest expense	-	(3,677)	(85)	-	(3,762)
Fair value change of derivatives	-	(70)	-	-	(70)
Fair value change of warrant liabilities	-	-	1,111	-	1,111
Fair value change of CVR liabilities	-	-	713	-	713
Fair value change of other liabilities due to non-controlling interests holders	-	(38)		-	(38)
Other income (expense)	$-	$(28)	$(786)	$-	$(814)
Net loss before income taxes					$(25,145)

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

27.	Segment information (continued):

	Year ended June 30, 2025
	Development & EPC	IPP Production	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$30,948	$9,297	$1,286	$-	$41,531
Intersegment revenue	-	17,585	-	(17,585)	-
Total Revenue	$30,948	$26,882	$1,286	$(17,585)	$41,531
Cost of goods sold	(23,633)	(24,808)	(164)	17,585	(31,020)
Gross profit	7,315	2,074	1,122	-	10,511
Operating expenses	$(671)	$(32,751)	$(16,165)	$-	$(49,587)
Income (loss) from operating activities	$6,644	$(30,667)	$(15,043)	$-	$(39,076)

Interest income	-	347	260	-	607
Interest expense	-	(3,263)	-	-	(3,263)
Fair value change of derivatives	-	(1,340)	-	-	(1,340)
Fair value change of warrant liabilities	-	-	3,575	-	3,575
Fair value change of CVR liabilities	-	-	7,195	-	7,195
Loss on investments	-	-	(3,385)	-	(3,385)
Other income (expense)	$-	$467	$(116)	$-	$351
Net loss before income taxes					$(35,336)

	Year ended June 30, 2024
	Development & EPC	IPP Production	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$56,078	$578	$1,721	$-	$58,377
Intersegment revenue	-	-	-	-	-
Total Revenue	$56,078	$578	$1,721	$-	$58,377
Cost of goods sold	(46,224)	(330)	(144)	-	(46,698)
Gross profit	9,854	248	1,577	-	11,679
Operating expenses	$(1,122)	$(4,197)	$(10,778)	$-	$(16,097)
Income (loss) from operating activities	$8,732	$(3,949)	$(9,201)	$-	$(4,418)

Interest income	-	-	321	-	321
Interest expense	-	(285)	-	-	(285)
Fair value change of derivatives	-	(137)	-	-	(137)
Loss on investments	-	-	(1,125)	-	(1,125)
Other income (expense)	$-	$(106)	$5,119	$-	$5,013
Net loss before income taxes					$(631)

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

27.	Segment information (continued):

The segment assets, segment liabilities, and other material segment items as at June 30, 2026 and June 30, 2025 are as follows:

As at June 30, 2026	Development & EPC	IPP Production	Corporate and other activities	Total
Total assets	$29,789	$99,490	$4,187	$133,466
Total liabilities	12,644	94,611	5,834	113,089
Property, plant and equipment		48,650	22	48,672

As at June 30, 2025	Development & EPC	IPP Production	Corporate and other activities	Total
Total assets	$22,832	$111,984	$4,325	$139,141
Total liabilities	15,484	98,356	5,541	119,381
Property, plant and equipment (Restated – note 2(e)(i))	-	29,252	26	29,278

On April 9, 2026, the Company received remedy notices from a customer indicating the occurrence of seller trigger events under certain project agreements. Under the terms of the agreements, the customer held a conditional repurchase put option exercisable upon the occurrence of specified development-related trigger events. Following the occurrence of those trigger events, the customer exercised its contractual repurchase right, requiring the Company to repurchase the related projects for an aggregate amount of approximately US$2,350.

Accordingly, the Company recorded adjustments to development fee revenue of $2,491 and the related cost of goods sold of $1,807 for both the year ended June 30, 2026 to reflect the contractual repurchase of the projects. In connection with the repurchase accounting, as of June 30, 2026, returned inventory in-transit increased by $2,298, prepaid expenses and deposits increased by $279, and trade and other payables increased by $3,272.

(b)	Geographic information

The Company is currently operating developing and constructing of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. Revenue from external customers by country for the years ended June 30, 2026, 2025 and 2024, and non-current assets, excluding financial instruments, by country as at June 30, 2026 and 2025, are as follows:

	Revenue from external customers			Non-current assets
	2026	2025	2024	2026	2025
Canada	$10,334	$15,325	$9,958	$81,789	$86,368
United States	17,076	26,206	48,419	10,733	10,661
	$27,410	$41,531	$58,377	$92,522	$97,029

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

28.	Income tax:

The Company is subject to income taxes in Canada, while the subsidiaries in United States are subject to the income tax laws of the United States.

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. For entities subject to U.S. taxation, the expected provision is calculated using the applicable U.S. federal and state statutory tax rates. These differences result from the following:

	2026	2025	2024
Loss before income taxes	$(25,145)	$(35,336)	$(631)
Statutory tax rate	26.5%	26.5%	26.5%
Expected income tax benefit (expense)	(6,664)	(9,364)	(167)
Permanent differences	719	(1,136)	175
Federal and state tax credits	(288)	-	-
Employee share compensation	-	-	228
Goodwill impairment loss	-	4,827	1,087
Adjustment to prior years provision versus statutory tax return	889	-	724
Adjustment to prior years provision after carry back of tax credits and losses	(1,809)	-	-
Changes in statutory, foreign tax, foreign exchange rates and other	183	223	(30)
Change in unrecognized temporary differences	6,121	1,230	929
Total income tax expense (recovery)	(849)	(4,220)	2,946

Current tax expense (recovery)	(477)	953	2,962
Deferred tax expense (recovery)	(372)	(5,173)	(16)
Total income tax expense (recovery)	$(849)	$(4,220)	$2,946

The components of the net deferred tax liability are as follows:

	2026	2025
Deferred tax assets:
Lease liabilities	$1,787	$1,820
Loss carry forward	881	1,423
Asset retirement obligation	353	330
	3,021	3,573
Deferred tax liabilities:
Intangible assets	(3,184)	(3,948)
Derivative financial instruments	(105)	(82)
Property, plant and equipment	(3,211)	(3,517)
Right-of-use assets	(1,875)	(1,794)
Long-term debt	(111)	(67)
	(8,486)	(9,408)
Net deferred tax liabilities	$(5,465)	(5,835)

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

28.	Income tax (continued):

	2026	2025
Deferred tax liabilities resulted from acquisition of OFIT GM & OFIT RT	$(1,073)	$(1,073)
Deferred tax liabilities resulted from acquisition of Solar Flow Through Funds	(9,937)	(9,937)
Deferred tax recovery	5,545	5,175
Net deferred tax liabilities	$(5,465)	$(5,835)

The unrecognized deductible temporary differences are attributable to the following:

	2026	2025
Interest expense	$179	$-
Lease liabilities	804	331
Fair value change of warrant liabilities	289	-
Loss carry forwards	49,873	13,719
Property, plant and equipment	(1,855)	4,072
Right-of-use assets	(670)	(306)
Long-term debt	(697)	(261)
Intangible assets	(3,818)	(3,487)
Foreign exchange	(1)	76
Asset retirement obligation	(80)	-
Passthrough interest	59	38
Passthrough income	(668)	(441)
Solar tax credit	2,147	3,060
Restricted interest and financing expenses	3,390	1,715
Net deferred tax assets	$48,952	$18,516

As of June 30, 2026, the Company has non-capital losses of approximately $50,588 (June 30, 2025 - $20,293) available that may be carried forward and applied against future income for Canadian income tax purposes. These non-capital losses expire between 2042 - 2045.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

29.	Loss per share:

The calculation of earnings per share for the year ended June 30, 2026 and 2025 are as follows:

	2026	2025	2024

Net loss for the year	$(24,296)	$(31,116)	(3,577)

Basic weighted average number of shares outstanding	41,607,900	32,197,331	27,040,189
Diluted weighted average number of shares outstanding	41,607,900	32,197,331	27,040,189

Loss per share
Basic	$(0.58)	$(0.97)	(0.13)
Diluted	$(0.58)	$(0.97)	(0.13)

As of June 30, 2026, the Company has four categories of potentially dilutive securities: 3,436,690 of share options, 2,286,256 of RSUs, 7,378,987 of warrants and 2,283,929 of CVRs (note 19).

All potentially dilutive securities have been excluded from the calculation of diluted loss per share for all periods presented, as the Company was in a net loss position during those periods. Including the dilutive securities would be anti-dilutive; therefore, basic and dilutive number of shares used in the calculation is the same for all periods presented.

30.	Change in non-cash assets and liabilities:

The change in non-cash working capital for the years ended June 30, 2026 and 2025 is as follows:

	2026	2025

Trade and other receivables	$4,245	$(6,128)
Prepaid expenses and deposits	6,481	(5,616)
Other long-term liabilities	(171)	-
Contract assets	(164)	(510)
Inventories	(12,372)	(2,352)
Trade and other payables	5	3,021
Contract liabilities	(3,471)	960
	$(5,447)	$(10,625)

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

31.	Warrant liabilities:

The movement in warrant liabilities during the year was as follows:

	June 30, 2026			June 30, 2025
	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)	Number of warrants	Weighted average exercise price per warrant	Weighted Average Remaining Life (years)
Outstanding, beginning of the year	2,394,367	$6.37		-	$-
Granted	-	-		2,394,367	6.37
Exercised	-	-		-	-
Outstanding, end of the year	2,394,367	$6.37		2,394,367	$6.37
Weighted average remaining Life (years)			3.73			4.73

There were no new grants received during the year ended June 30, 2026.

On March 24, 2025, the Company completed a registered direct offering of 2,394,367 units each consisting of a common share at a subscription price of $5.08 per share (US$3.55), and a warrant with exercise price of $6.37 per warrant (US$4.45). The proceeds from the offering were allocated between the common shares and the warrants based on their respective fair values at the date of issuance. The fair value of the warrants was determined on the issuance date using the Black-Scholes option pricing model and was estimated at $4,975. The residual amount of the transaction price, after allocating the warrant component, was attributed to the common shares and amounted to $7,195. The warrants are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments. During the year ended June 30, 2025, the Company recognized a fair value gain of $3,575, which is included in the consolidated statements of comprehensive income (loss).

The following table summarizes the liability warrants granted during the year ended June 30, 2025 and the respective assumptions.

Grant date	March 24, 2025
Number granted	2,394,367
Classification	Liability warrants
Valuation method	Black-Scholes model
Granted value	$2.08
Expected life	5 years
Risk free interest rate	4.07%
Volatility	27.97%
Dividend yield	-

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

32.	Restricted cash:

At June 30, 2026, the Company held restricted cash of $6,595 (June 30, 2025 – $6,214), comprised of $1,519 (June 30, 2025 – $2,095) classified as current and $5,076 (June 30, 2025 – $4,119) classified as non-current, which is presented separately from cash on the consolidated statements of financial position.

Restricted cash represents cash at the project level that is subject to restrictions imposed by lending banks. These balances are maintained in designated reserve accounts for the future repayment of interest and principal on project debt, working capital requirements, and other reserve obligations associated with the specific project.

33.	Other long-term liabilities:

	June 30, 2026	June 30, 2025

CVR liabilities (note 19)	$2,306	$3,019
Other liabilities due to non-controlling interests holders (note 23)	619	693
Due to related party (note 24)	801	861
Payable to SFF previous directors	434	577
	$4,160	$5,150

34.	Commitments:

At June 30, 2026, the Company had various purchase commitments in the normal course of operations. Below is a summary of the future minimum payments for contractual obligations that are not recognized as liabilities at June 30, 2026.

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Purchase obligations	$3,871	$3,871	$-	$-	$-

Pursuant to an advisory agreement, the Company has committed to issue up to US$1,300 of common shares to the advisor in consideration for services to be provided. The shares, when issued, will be fully paid and non-assessable common shares of the Company. As of June 30, 2026, the Company had issued 527,260 common shares under the arrangement with an aggregate fair value of approximately US$565. The remaining commitment under the agreement will be satisfied through future issuances of common shares in accordance with the terms of the advisory agreement.

POWERBANK CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the years ended June 30, 2026, 2025 and 2024

35.	Deferred government grants:

During the year June, 2026, the Company received government grants of $2,273 from the New York State Energy Research and Development Authority (NYSERDA) in connection with the completion of construction of a solar project. All conditions attached to the grants were satisfied prior to receipt, and there are no unfulfilled conditions, contingencies, or expected reimbursements as at the reporting date.

	June 30, 2026	June 30, 2025
Beginning of the period	$-	-
Government grants received	2,273	-
Government grants income recognized	(71)	-
Foreign currency impact	77
Balance, end of the period	$2,280	-

Current	118	-
Non-current	2,162	-
	$2,280	-

Total government grant income of $71 was recorded in other income (expense) for the year ended June 30, 2026, respectively (2025 and 2024 – nil).

36.	Subsequent event:

Subsequent to June 30, 2026, the Company appointed Nicole Rusaw as Chief Financial Officer following the departure of the Company’s former Chief Financial Officer.

Subsequent to June 30, 2026, the Company completed a registered direct offering pursuant to securities purchase agreements with two institutional investors. The Company issued 7,000,000 common shares at a price of US$0.60 per share for gross proceeds of US$4,200. After placement agent fees and other offering expenses, the Company received net proceeds of US$3,863.

Subsequent to June 30, 2026, the Company issued a total of 7,181,143 common shares, including issuances under its At-The-Market (“ATM”) equity offering program, shares issued for services, and RSU exercises. The ATM issuances generated net cash proceeds of US$895.

